J.B. HUNT

DRIVEN FOR YOU™

2024 Notice of Annual Meeting, Proxy Statement and Annual Report

J.B. Hunt Transport Services, Inc.



Notice of Annual Meeting, Proxy Statement and Annual Report



Table of Contents

Table of Contents



Letter to Our Shareholders and Employees

To Our Shareholders and Employees,

A little over a year ago, we saw signals suggesting market supply and demand dynamics were firming up as evidenced by a return to more normal, seasonal freight patterns – and we were ready for it. The fourth quarter of 2023 was encouraging, showing seasonal strength and signs of a normal peak season, which was something we hadn't seen for some time. We entered our traditional bid season early last year expecting the market to be more balanced and to present opportunities to leverage our strengths and investments.

Still today, more than 30 months into this unprecedented freight recession marked by too much industry capacity, we continue to be challenged by the deflationary pricing environment, hyper-inflationary pressures in insurance-related costs, and wage and benefit pressure across our organization. We have been intently focused on operational excellence and mitigating our costs to combat the double-digit declines we have experienced in pricing across our transactional businesses the last two years. We focused on reducing discretionary costs and driving productivity without sacrificing key investments to support our future growth. These efforts enabled us to combat double-digit industry pricing pressure while only giving up a little more than 200 basis points of operating margin over the last two years.

While the market in 2024 remained challenging, we focused our efforts on how to best position us for the future. We have improved processes, driven greater productivity, and remained committed to investments designed to support our long-term earnings growth. For example, 2024 was the second year in a row where we achieved record safety performance as measured by the U.S. Department of Transportation (DOT) preventable accidents per million miles. With insurance costs and claims settlements skyrocketing, one of the best strategies to combat these increases is to prevent incidents. Our continued investments in safety and our record safety performance help us avoid and mitigate incident-related costs.

Our entire organization aligned behind our strategic priorities. First, our **focus on operational excellence to deliver exceptional value to our customers** delivered the best service in our history according to customer surveys, retention rates, customer scorecards, external industry benchmarks, safety, and service. We will continue to stand on the bedrock of our proprietary Customer Value Delivery® methodology (CVD), which puts us in the best position to retain and grow our business while ensuring customers see and acknowledge the value we deliver for them. Operational excellence and CVD create unique value for customers in the market, setting the foundation for being paid appropriately for our investments. It remains a priority going forward.

Secondly, we remained focused on **scaling into our long-term investments in People, Technology, and Capacity**. We want to scale into and see returns on these investments. That means retaining customers, growing volumes at acceptable returns and onboarding new customer volumes, which is why the first priority is so important. Through differentiating ourselves with operational excellence, we can further diversify our customer base in terms of size and industry vertical. Then, we can target businesses where we can further differentiate ourselves across our service, people and technology.

Third, we continued to position the organization to **drive long-term returns for our shareholders**. The outcomes of operational excellence – higher retention rates, satisfactory customer scorecards and high-performance in external industry benchmarks – set us up to scale into our investments.

Growth is oxygen for our organization, and we are built to grow across all our segments. Delivering exceptional service and value for our customers is the bedrock for our growth, which will earn more business and the opportunity to be paid appropriately for the value we create.

Beneath the Surface: 2024 Successes

We furthered our mission to drive long-term value for our people, customers and shareholders in 2024. Our people were the driving force behind our operational excellence, across both service and safety, and achieved many notable successes:

2024 Highlights	Ranked #6 overall on American Opportunity Index	Named one of the World's Most Admired Companies by Fortune

Named one of America's Most Reliable Companies by Newsweek	Validated 135 ELEVATION ideas, yielding an annual record for ELEVATION value	Earned a record 30+ awards recognizing our people	Surpassed 5,000 J.B. Hunt drivers achieving 1 million safe miles driven
Set second consecutive year records for safety, measured by DOT preventable accidents per million miles	Awarded $2,605,000 in safe driving bonuses to 387 drivers as part of our Million Mile program	Celebrated the 35th anniversary of the legendary handshake that led to the creation of modern rail intermodal	Set weekly, monthly, quarterly and annual records for Intermodal (JBI) volume
Achieved our fifth best year for truck sales in our Dedicated Contract Services® (DCS®) segment	Achieved a record annual operating income in our Final Mile Services®(FMS) segment	Announced our collaboration with UP.Labs to fuel innovation for our company and our industry	Earned inclusion in the Dow Jones Best-in-Class Indices (formerly North American Dow Jones Sustainability Index) by S&P Global through the Corporate Sustainability Assessment

Looking beyond our financial performance, our customers repeatedly placed us at the top of their scorecards. Our people were recognized for their attentiveness and efforts to exceed our customers' needs. The unrivaled service levels strengthened our value proposition in the market for our capacity and service. Consequently, our people were recognized with more than 30 awards this past year for their work across innovation, security, sustainability, customer satisfaction and workplace excellence. We earned national recognitions from major publications like World's Best Companies by Time, World's Most Admired Companies by Fortune, and America's Most Reliable Companies by Newsweek, just to name a few.

In November, we announced strategic changes to our executive leadership team to align the strengths and experience of our executives to grow our full suite of services into the future. Nick Hobbs became President of Highway and Final Mile Services, in addition to remaining Chief Operating Officer. He now oversees the company's Integrated Capacity Solutions (ICS), Truckload (JBT), and FMS business units, leaning on his successful approach and experience in Dedicated Contract Services and Final Mile Services. Brad Hicks assumed the role of President of Dedicated Contract Services, having spent more than 25 years working across the company's DCS segment, and will focus on expanding the business unit's future market size opportunity. David Keefauver has been named Executive Vice President of People, bringing his people-first mindset to a new role and driving greater efficiencies across the organization's personnel groups. Combined, these three executives have nearly 100 years of experience at J.B. Hunt. These changes best position us to maximize the potential we see across the company as we anticipate a large, addressable opportunity to capture additional market share in 2025 and beyond.

Letter to Our Shareholders and Employees

Although we aren't satisfied with our financial performance, specifically our operating margins, we did see some momentum within our business. In our Intermodal segment, we had two consecutive quarters of record volumes in the third and fourth quarters, moving more loads in the fourth quarter than in any other quarter in company history. In fact, 2024 was an overall record year for us in intermodal volumes even in the depths of this freight recession. And we were able to execute another successful peak season with strong demand as customer retention and service only improved throughout 2024. This further strengthens our confidence in our plan, the investments we made, and how we are positioned for our future. We stand ready for a shift in market dynamics that will further enhance our value proposition, and we are prepared with the capacity to meet the growing needs of our customers while focusing on repairing our margins and returns on our investments.

DCS continued to exhibit strong and resilient financial performance highlighted by its customer retention rates as compared to previous downturns and operating margin performance. We had our fifth best truck sales year in our history, selling approximately 1,500 trucks in 2024, which is a strong statistic considering the backdrop of the environment. While margins across the industry have been under considerable pressure, we've maintained double-digit operating margin performance in this business for the tenth consecutive year. We see ample opportunities to grow this business with a large addressable market, a solid pipeline, and strong value proposition for customers.

In FMS, our customers recognized the value we are providing through our commitment to excellent service. This recognition supports our pricing efforts to ensure we earn an appropriate return on our investments. We have been pleased with the progress we are making with our margin performance in this segment, while recognizing that many of the end markets served by this segment remain under pressure. FMS delivered record operating income in 2024, a true testament to how differentiated service can drive value in the market. Going forward, FMS will continue to focus on providing high levels of service, differentiating ourselves in the market and ensuring we are appropriately paid for the great work we do across the business.

As 2024 progressed, we saw customers leaning into Truckload and our J.B. Hunt 360box® offering, providing an efficient drop-trailer solution for our customers by leveraging our technology. This enables us to provide an asset-light solution for our customers that mimics what historically could only be provided by large, asset-based truckload carriers. We see opportunities to methodically grow this business, allowing us to maintain network balance and keep our trailing assets efficiently utilized. In 2024, our Truckload business, JBT, was nearly entirely converted to a non-company power asset model to provide us with greater opportunities to drive investable returns in the business by leveraging our technology and trailing assets.

While we are not happy with the performance of our ICS segment, we do feel confident about our position for 2025 as we focus on opportunities to scale that business ahead. The integration of the brokerage assets we purchased from BNSF Logistics was more difficult than we anticipated, but we remain encouraged about several aspects of the business acquired. We see some small wins beginning to build in ICS as we focus on diversifying our customer base and offering value-added services that can differentiate us in the market. Some progress has been made, but the work will continue to return the business to consistent profitability moving forward.

Beneath the Surface: Prefunding Our Growth

Our commitment to our investments in People, Technology and Capacity during this downturn has best prepared us to execute on our future growth potential. As it pertains to our capacity and future capital needs, we have pre-funded our growth. We have been very deliberate with our strategy to maintain rigorous financial discipline around our discretionary costs, while carefully balancing the investments that have enhanced the future earnings power of the business.

First and foremost, we have been investing in the strength of our organization – our people. It has been a top priority to take care of our people, who in turn take care of our customers and provide us with the opportunities to grow. Our people continue to be the go-to for our customers and the engine behind our success. Investments in our people also mean we are continually fostering the innovation and expertise of the future of our industry, as affirmed by our number one ranking on the American Opportunity Index in the Logistics category.

Our investments in technology empower our people to take care of our customers through connectivity, efficiency, and safety. Our technology platform, J.B. Hunt 360°®, is at the forefront of this work. We are making advancements in areas to drive efficiencies in process workflow and automation. Additionally, we are making enhancements to our platform for greater opportunities with small and medium-sized customer markets. These emerging possibilities should facilitate growth as we target more managed transportation solutions for our customers. And amid elevated rates of strategic cargo theft, access to a quality carrier base and our award-winning cybersecurity measures have become strategic advantages of our technology.

We are also incorporating the next generation of safety technologies, which helps combat rising costs related to insurance. For example, we completed the installation of inward-facing cameras on our entire fleet in 2024 and began Smith System® recertification for all drivers and operators. These measures have contributed to two back-to-back years of record performance in DOT preventable collisions per million miles, our key metric in safety. Yet despite these efforts and improvements in our safety performance, we are facing hyper-inflationary cost pressure on insurance premiums and casualty claims settlements.

Our efforts to address the industry's greatest challenges will help move the industry forward. By combining our knowledge and UP.Labs' expertise in building vertical AI solutions, we are working together to launch transformative companies by solving industry problem sets. By bringing together the best of both of our companies, we are pursuing our vision to create the most efficient transportation network in North America and positioning our company as the leading innovator in our industry.

On the capacity side, we further invested in our capacity in JBI with the purchase of Walmart's intermodal assets. As our business activity levels have increased over the past year, so too has our capacity. Bold investments here allowed us to serve our customers' planned and unplanned needs, which is extremely motivating for our teams. We expanded our services with the BNSF Logistics acquisition we made in 2023. Last year, we began to see the positive impacts of working with agents to increase our revenue within the small and mid-sized market. We also continued to add to our sustainable capacity, ending the year with a total of more than 200 alternative-powered vehicles.

These are strategic decisions we've made anticipating our customers' future capacity needs. We have pre-funded our future growth, setting us up to scale into these investments and generate appropriate returns for our long-term success.

Above the Surface: Our Way Forward

During this extended freight recession, we have strongly positioned the organization for the recovery. When demand fully recovers, we will be ready to maximize the investments we've made and the work we've done. We've used our financial strength and balance sheet to prefund our growth for the eventual shift in the market. We are a large company in our industry but our addressable market for the services we provide is estimated to be nearly $600 billion, and each one of our five segments has sizable growth opportunities. In summary, we know the industry and the size of our addressable markets, and we have invested and positioned our business to capture years of organic growth opportunities ahead.

When mapping our way forward through this next year, we will continue making prudent financial decisions that support our future growth potential. Our financial strength and modestly leveraged balance sheet present us with the flexibility to deploy our capital in shareholder-friendly ways.

Our 2025 capital expenditures will be similar to 2024, and capital required to fund growth in our business will largely be driven by the success we have in DCS selling long-term dedicated contracts. We strongly believe in opportunistic share repurchases and will support the growth of our dividend, which has increased for 20 consecutive years. Given our current leverage, our limited capital needs and where we believe we are in the cycle, we view opportunistic share repurchases as a good use of capital as evidenced by the $514 million of share repurchases we executed during 2024 — the second largest year for share repurchases in our history.

Letter to Our Shareholders and Employees

Our Scroll is Strong

Our success in 2024, focusing on operational excellence, and helping prepare the business to scale into our investments has us prepared for 2025 and future success. None of this would be possible without the hard work and dedication of our people taking great care of our customers. J.B. Hunt is in a strong position to continue expanding on these successes and scale into our full growth potential.

The eventual market inflection will come. It will further support our efforts to repair our margins and improve our returns across the business. Although our financial strength and discipline have held up well relative to our industry, we aren't satisfied and continue striving for profitable growth at solid returns on our capital. We feel confident in our mode-neutral approach and Customer Value Delivery process, which has highlighted the differentiated value we offer to the market time and time again. Our entire team is committed to driving value and efficiency, remaining disciplined in our costs, focusing on increasing revenue and improving our financial performance.

Our scroll is strong, and we are ready to expand with current customers and add new customers who benefit from the value our brand delivers. We are a growth company, and we always have been – that hasn't changed. Backed by our investments and our team's successes, we're going to cultivate what we know is possible in 2025 and beyond.

Shelley Simpson	**John N. Roberts, III**
President and Chief Executive Officer	Chairman of the Board



J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
479.820.0000
Internet Site: jbhunt.com

Notice Of Annual Meeting Of Shareholders

TO BE HELD APRIL 24, 2025

The Annual Meeting of Shareholders of J.B. Hunt Transport Services, Inc. (the Company) will be held April 24, 2025, at 10 a.m. (CDT) at the Company's headquarters, located at 615 J.B. Hunt Corporate Drive in Lowell, Arkansas, for the following purposes:

1 To elect Directors for a term of one (1) year

2 To consider and approve an advisory resolution regarding the Company's compensation of its named executive officers

3 To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the 2025 calendar year

4 To transact such other business as may properly come before the Annual Meeting or any adjournments thereof

Only shareholders of record on February 18, 2025, will be entitled to vote at the meeting or any adjournments thereof. The stock transfer books will not be closed.

The 2024 Annual Report to Shareholders is included in this publication.

By Order of the Board of Directors

JENNIFER R. BOATTINI
Corporate Secretary
Lowell, Arkansas
March 14, 2025



2024 Proxy Statement Summary

YOUR VOTE IS IMPORTANT
PLEASE EXECUTE YOUR PROXY WITHOUT DELAY

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
479-820-0000
Internet Site: jbhunt.com

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by J.B. Hunt Transport Services, Inc. (the Company), on behalf of its Board of Directors (the Board), for the 2025 Annual Meeting of Shareholders (the Annual Meeting). The Proxy Statement and the related proxy materials are being released to our shareholders on or about March 14, 2025.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD APRIL 24, 2025

This Proxy Statement and our 2024 Annual Report to Shareholders, which includes our Annual Report on Form 10-K, are available at jbhunt.com.

On or about March 14, 2025, we will mail a Notice of Internet Availability of Proxy Materials to our shareholders containing instructions on how to access our proxy materials, including this Proxy Statement and our 2024 Annual Report to Shareholders, and voting instructions on the internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials by mail. You may follow the instructions on the Notice of Internet Availability of Proxy Materials, then access our proxy materials and vote your shares over the internet. If you request a paper copy of the proxy materials and choose to vote by mail, please complete, sign, date and promptly return the accompanying proxy card in the enclosed addressed postage-paid envelope that will be provided to you in response to your request, even if you plan to attend the Annual Meeting. Please keep the Notice of Internet Availability of Proxy Materials for your reference through the meeting date.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

Item	Board Recommendations	Further Details
Election of Directors	FOR	Page 27
Advisory Vote on Executive Compensation	FOR	Page 83
Ratification of Independent Registered Public Accounting Firm	FOR	Page 87

YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT IN ITS ENTIRETY

The summary information provided above is for your convenience only and is merely a brief description of material information contained in this Proxy Statement.

YOUR VOTE IS IMPORTANT

IF YOU ARE A REGISTERED OWNER, YOU MAY VOTE BY INTERNET OR BY REQUESTING A COPY OF PROXY MATERIALS AND COMPLETING, SIGNING, AND DATING A PROXY CARD AND RETURNING IT TO US AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE OR USING THE TELEPHONE OPTION THAT WILL BE PROVIDED IN RESPONSE TO YOUR REQUEST

IF YOU ARE A BENEFICIAL OWNER, PLEASE FOLLOW THE VOTING INSTRUCTIONS OF YOUR BROKER, BANK, OR OTHER NOMINEE AS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

DIRECTOR NOMINEES

Name	Occupation	Age	Director Since	Independent	Other Current Directorships with Publicly Held Companies	Committees Upon Election
Brett Biggs	Walmart, Inc. (retired)	56	-	Yes	The Procter & Gamble Company YUM! Brands, Inc. Adobe, Inc.	Compensation Corporate Governance
Francesca M. Edwardson	American Red Cross of Chicago & Northern Illinois (retired)	67	2011	Yes	Duluth Holdings, Inc.	Audit Corporate Governance
Sharilyn S. Gasaway	Alltel Corp. (retired)	56	2009	Yes	Genesis Energy, LP HanesBrands Inc.	Audit (Chair) Compensation Corporate Governance
Thad Hill	Calpine Corporation	57	2021	Yes		Compensation (Chair) Corporate Governance
Bryan Hunt, Jr.	Hunt Automotive Group	66	1991	No	AmeriTrust Financial Technologies Inc.	
Persio Lisboa	Navistar, Inc. (retired)	59	2023	Yes	James Hardie Industries plc	Audit Corporate Governance
John N. Roberts, III	Chairman of the Board	60	2010	No		
James L. Robo	Private Investor	62	2002	Yes	Kayne Anderson BDC, Inc.	Compensation Corporate Governance (Chair)
Shelley Simpson	President and Chief Executive Officer	53	2024	No		

Compensation Objectives, Principles and Practices

We believe the ability to attract, retain and provide appropriate incentives for the senior executive officers and other key employees of the Company is essential to maintaining the company's leading competitive position, thereby providing for the long-term success of the Company. The overall compensation philosophy of the Company's Board of Directors and management is guided by the following principles:

Recruitment and Retention

The Company aims to attract, motivate and retain high-performing diverse talent to achieve and maintain a leading position in our industry. Our total compensation package should be strongly competitive with other transportation and logistics companies.

Short-term Incentive

A portion of total compensation should be tied to Company performance, and therefore at risk, as position and responsibility increase. Individuals with greater roles and the ability to directly impact strategic direction and long-term results should bear a greater portion of the risk.

Performance and Responsibility

Total compensation should be tied to and vary with performance and responsibility, both at the Company and individual levels, in achieving financial, operational and strategic objectives. Differentiated pay for high-performing individuals should be proportional to their contributions to the Company's success.

Long-term Incentive

Awards of long-term compensation encourage participating employees to focus on the Company's long-range growth and development and incent them to manage from the perspective of shareholders with a meaningful stake in the Company, as well as focus on long-term career orientation.

2024 Business Highlights



Consolidated Revenue
In Millions

Year	Revenue
2014	$6,165
2015	$6,188
2016	$6,555
2017	$7,190
2018	$8,615
2019	$9,165
2020	$9,637
2021	$12,168
2022	$14,814
2023	$12,830
2024	$12,087



Consolidated Operating Income
In Millions

Year	Operating Income
2014	$632
2015	$716
2016	$721
2017	$624
2018	$681
2019	$734
2020	$713
2021	$1,046
2022	$1,332
2023	$993
2024	$831



Diluted EPS

Year	Diluted EPS
2014	$3.16
2015	$3.66
2016	$3.81
2017	$6.18
2018	$4.43
2019	$4.77
2020	$4.74
2021	$7.14
2022	$9.21
2023	$6.97
2024	$5.56

Proxy Statement Summary

J.B. HUNT CONSOLIDATED

REVENUE
$12.1B
⌄ 6%

OPERATING INCOME
$831M
⌄ 16%

INTERMODAL (JBI)

REVENUE
$6.0B
⌄ 4%

OPERATING INCOME
$430M
⌄ 25%

DEDICATED (DCS)

REVENUE
$3.4B
⌄ 4%

OPERATING INCOME
$376M
⌄ 7%

INTEGRATED (ICS)

REVENUE
$1.1B
⌄ 18%

OPERATING LOSS
$(56)M

FINAL MILE (FMS)

REVENUE
$910M
⌄ 1%

OPERATING INCOME
$60M
⌃ 29%

TRUCKLOAD (JBT)

REVENUE
$702M
⌄ 11%

OPERATING INCOME
$21M
⌃ 30%

J.B. Hunt Corporate Responsibility

Overview/Vision Statement

Our company is built on the pillars that our founders, Mr. and Mrs. Hunt, used to guide how they operated their business. The vision, foundations, mission and values behind the J.B. Hunt scroll are at the heart of our organization and infused in the work our people do every day. Our company values of integrity, respect, innovation, safety, and excellence highlight how our entire team upholds the brand promise represented in our scroll. Striving to always do the right thing, building on each other's strengths, accelerating innovation, excelling in safety, and aspiring to a higher standard is how we accomplish our mission. Our mission – driving long-term value for our people, customers and shareholders – begins and ends with who we serve each day. This work is enabled by our brand foundations: People You Trust. Technology That Empowers. Capacity To Deliver. These foundations represent what we invest in to fulfill our mission and achieve our vision, representing our unique selling proposition to the market and the industry. If we show up each day living our company values, driving long-term value for who we serve, investing in the foundations that make us great, the benefits extend to all stakeholders. We aim to seek out and implement long-term strategies that positively shift the trajectory of the industry and, in turn, help us accomplish our vision: to create the most efficient transportation network in North America. Staying focused on our vision is the catalyst for growth, opening endless opportunities to build upon the legacy of our scroll.

Sustainability

We continued to make progress in our sustainability journey and explore sustainable solutions. Our willingness to embrace a spirit of curiosity fuels innovation while remaining customer focused keeps us grounded. Our sustainability journey started before the word sustainability was popular and we continue to take steps to increase our efforts to share that story with our stakeholders. In 2019, the executive management team advanced these efforts with the establishment of our Sustainability Committee led by our then Chief Operating Officer, Craig Harper. Mr. Harper was named our Chief Sustainability Officer in November 2020. In 2021, under the direction of Mr. Harper and with the help of many others, J.B. Hunt was able to successfully launch its first ever Sustainability Report in accordance with the Global Reporting Initiative (GRI) Standard and in alignment with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) frameworks. The Sustainability Committee is comprised of a diverse group of employees responsible for identifying opportunities to advance our measurement, management and disclosure of our sustainability efforts. The work of this group helps identify and mitigate risks such as climate-related risks and other topics within the social and governance aspects of sustainability. Members of the Committee regularly present to our Nominating and Corporate Governance Committee on the Company's efforts and investments made to reduce our greenhouse gas (GHG) emissions as part of its oversight of fossil fuel efficiency and progress on reducing the Company's environmental impact. In 2023, the Company announced Mr. Harper's retirement effective December 31 and Greer Woodruff's promotion to executive vice president of safety, sustainability and maintenance effective January 1, 2024. Mr. Woodruff leads the company's sustainability initiatives, driving its operational safety excellence and leading corporate security and overseeing its equipment, maintenance and driver personnel departments.

Environmental Matters

The Company recognizes that reducing GHG emissions in our business is important to our shareholders, our customers, the communities we serve, the global environment and ultimately the future success of our Company. Increasingly, our customers are making environmental responsibility a priority in their business decision-making, and the same is true for the Company. We've worked hard to create solutions to reduce carbon emissions and maintain sound environmental and social responsibility while reducing costs and meeting or exceeding our customers' operational needs. We remain encouraged by the advancements being made with alternative fuel vehicles and we believe that they have the potential to significantly reduce our scope 1



We're passionate about helping our industry and our customers become more sustainable.

emissions. However, until economically viable alternatives for commercial diesel-powered equipment are available, challenges to further reduce our total carbon emissions include but are not limited to the availability of heavy-duty zero-emission vehicles and a robust charging infrastructure. We are expanding the use of biogenic fuels and championing conversion of over-the-road (OTR) shipments to rail through our industry-leading intermodal service offering, which on average reduces a shipment's carbon footprint by 65% versus highway truck transportation. As fossil fuels represent a significant component of operating costs, management is continually working to minimize the volume used, such as adopting the most advanced technologies provided from original equipment manufacturers (OEMs), utilizing aftermarket products to reduce fuel burn, adopting policies to incentivize reduced fuel burn and assisting manufacturers in developing commercially viable alternative fuel sources.

The Company recognizes that reducing our carbon footprint is a continuous journey, and we believe the following items support our commitment to reducing our environmental impact:

Leading the Industry in Sustainability

J.B. Hunt was named to the Dow Jones Best-in-Class Indices (formerly North American Dow Jones Sustainability Index) for 2024, earning a spot among sustainability leaders identified by S&P Global through the Corporate Sustainability Assessment. J.B. Hunt is the only road transportation company to make the DJSI North America and one of just five companies in the overall transportation industry group. The distinction demonstrates our progress toward reducing our environmental impact and enhancing the value we create for employees, customers and communities.

Data Accessibility and Transparency

In 2023, we improved data accessibility and transparency with the launch of our "Environmental, Social and Governance Reporting" section on jbhunt.com. This collection of pages makes our sustainability work, and related information, more available for employees, customers, rating agencies and investors.

Ambitious Goal to Reduce Carbon Emission Intensity 32% by 2034

In November 2022, J.B. Hunt announced a new goal to reduce our carbon emission intensity 32% by 2034 (baseline 2019). This goal advances the Company's sustainability vision of moving the freight industry towards a low-carbon future while holding true to our customer commitment of providing efficient, quality-driven, competitive supply chain solutions for moving freight.

Specifically, we will focus on three key areas to reach our emission-reduction target by 2034:

- Incorporating alternative powered equipment into our fleet
- Expanding the use of biogenic fuels
- Improving fuel economy

Achieving the Company's ambitious target is dependent on significant progress with the development and availability of new industry technology and the infrastructure needed to enable day-to-day use on an industry-wide scale. The Company plans to encourage, support and monitor the advancements needed to achieve its goal.

We have achieved a nearly 16% reduction in carbon emission intensity from our baseline 2019, on our way to our ambitious 32% goal by 2034. The most progress among our pillars of decarbonization has been in our biogenic consumption.

Alternative Vehicles

We continually seek and evaluate opportunities to utilize emerging technologies in the area of exhaust-free vehicles. In 2017, we were one of the first companies to place an order for an all-electric heavy-duty Class 8 truck. We took delivery of our first company-owned Class 8 electric Freightliner eCascadia truck in the fourth quarter of 2022. And in 2023, we were operating eCascadias in southern California, gaining experience for us as we continued to assess and consider larger scale adoption for our dray fleets and our customer dedicated fleets. We currently operate more than 200 alternative powered vehicles on behalf of our customers.

In 2024, we became a founding member of Powering America's Commercial Transportation (PACT), a coalition focused on addressing the infrastructure challenges for zero-emission commercial vehicles. Additionally, we continue to participate with the Daimler Electric Vehicle Council and the ACT Fleet Forum to contribute to further progress in the years ahead regarding the availability, commercial viability and infrastructure required to run alternative fuel trucks.

Fuel Technology

Fuel is one of the largest sources of carbon emissions within the supply chain. We strive to find advanced fuel solutions for customers, including the use of biofuels and ensuring the fuel efficiency of our fleets. In 2024, 64% of all fuel purchased was a bio-blended diesel product or renewable diesel. The Company's total weighted average of fuel from renewable sources was 22%.

Energy-Efficient Trucks and Equipment

We maintain a modern fleet with an average truck age of only 2.72 years as compared to the 5.7-year industry average. Modernization ensures that we maintain the latest in emission-reduction technologies. We also spec our equipment to maximize fuel efficiency with features including aerodynamic packages for both tractors and trailers, governors to limit speed and improve fuel efficiency, idle-reducing cab heaters and automatic manual transmissions (AMTs) that all contribute to improved fuel economy.

Championing Intermodal Conversion

J.B. Hunt operates North America's largest industry-leading intermodal business. Converting OTR shipments to intermodal service is safer, 2.5 times more fuel efficient than standard truck transport, cost effective and environmentally friendly. We estimate that in 2024, our intermodal segment helped to avoid 3.58 million MT CO_2e* compared to transportation by truck alone – the equivalent of:

- 91 million urban tree seedlings planted and grown for 10 years**
- 759,000 passenger vehicles off the roads for one year**
- 450,000 average U.S. homes' total annual energy consumption**

---

* The rail industry doesn't release its operational efficiencies until April, which is after this report will be published. Our metric above for intermodal savings was calculated using its 2023 operating efficiencies.

** https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator#results

Proxy Statement Summary

Based on analysis of Shipper 360® transactions and our annual bid activity from the past several years, J.B. Hunt estimates that an additional 7 to 11 million shipments could be converted to intermodal, generating further carbon reductions, while supporting long-term growth opportunities for our intermodal business.

Quantum, a J.B. Hunt and BNSF service™, is a breakthrough intermodal service aimed at addressing service-sensitive freight that might otherwise be moved by traditional over-the-road transport. The service delivers 95%+ on-time delivery rates and delivery times around a day faster than traditional intermodal service. We launched this new "high touch" service in 2023 and have had great feedback from customers.

As our business activity levels increased over 2024, so did our intermodal capacity. We purchased Walmart's intermodal assets, allowing us to serve our customers planned and unplanned needs throughout the year. This prefunds our growth due to the addressable opportunity in the intermodal market.

We are also seeing success with our intermodal service between key markets in Northern and Central Mexico, through the Eagle Pass, Texas border gateway. The service has created new opportunities and availability for customers to grow in the expanding Mexico markets.

Renewable Technology

J.B. Hunt invests in renewable technology solutions. Company assets are equipped with solar-powered tracking units that allow us to optimize the usage of trailing equipment and other resources by providing the most accurate information regarding the location and status of the units. This technology allows J.B. Hunt to increase the efficiency of its assets, reduce empty miles and costs and gain better control over its operations.

Carbon-Neutral Shipping Program

In 2022, J.B. Hunt launched CLEAN Transport™, a carbon-neutral program that provides our intermodal customers an easy and flexible method to acquire carbon offset credits equivalent to the emissions produced by their shipments. To extend the emissions reduction achieved through intermodal conversion, a shipment's remaining emissions are offset with carbon offset credits. The program is designed to be highly customizable to fit each customer's unique business and sustainability goals.

Engineering for Efficiency

J.B. Hunt has a dedicated engineering team that helps customers optimize their shipping strategy to minimize total miles, maximize payload, and reduce carbon emissions per shipment. CLEAN Transport™ The Carbon Calculator, J.B. Hunt's proprietary tool calculates a customer's carbon footprint. We then offer mode conversion solutions, displaying how much carbon reduction can be achieved by converting a load to an intermodal shipment.



In 2024, President and CEO Shelley Simpson delivered the keynote address to a crowd of 5,000 at ACT Expo, the largest sustainable transportation conference in the country.

Carbon Diet

We provide support to customers with a company developed sustainability practice called the "Carbon Diet." We educate customers on best practices in supply chain sustainability and supply the resources needed to be successful. The primary components include the use of biogenic fuels, mode conversion, route optimization, the optimized fuel efficiency of our diesel fleet and the exploration and calculated potential impact of alternative vehicles.

Advocacy and Education

J.B. Hunt believes that by sharing knowledge, we can empower and encourage progress in the sustainability of our industry. We participate in many sustainability-focused engagements to support innovation and drive progress in sustainable transportation technology. We also work hard to educate and empower our customers about sustainable transportation technologies, practices and tools.

Social Matters

As a company, we support numerous initiatives in many ways that reflect the values most important to our employees, customers and the communities where we operate. With more than 33,000 J.B. Hunt employees across North America (~22,000 of which are our truck drivers), we believe our focus on safety, career advancement, a sense of belonging in the workplace, and giving back to the communities we serve are among our highest priorities.

Public Safety

Our commitment to safety, which is a cornerstone of our business, has empowered us to provide best-in-class service and capacity to our customers. Keeping the roads safe for our drivers and the motoring public is important to us as a key social responsibility and as a business concern. We train drivers extensively to understand and comply with all required safety measures. J.B. Hunt has made considerable investments in safety because first and foremost, it is the right thing to do, and it is an investment with almost immeasurable returns. We share the road with millions of people across the country every day, and our success depends on keeping those roads as safe as possible for everyone. In addition to complying with relevant industry laws and mandates, J.B. Hunt makes its contribution to public road safety in a variety of ways — driver training, drug testing and investing in technologies that make drivers and equipment safer. We have continuously maintained a satisfactory safety rating from the Federal Motor Carrier Safety Administration (FMCSA) since 1992. In 2024, we reduced our year-over-year DOT preventable collisions per million miles by almost 3%, achieving two back-to-back years of record performance. Our out-of-service (OOS) rates for vehicle, driver and HAZMAT fall substantially below reported national averages in the FMCSA's Safety and Fitness Electronic Records (SAFER) System. In CSA (Compliance, Safety, Accountability), our 2024 safety performance falls below the threshold of FMCSA's on-road safety performance BASICs (Behavior Analysis and Safety Improvement Categories) in all categories. Public safety is further promoted through smart purchasing decisions. As new safety technologies are made available, we carefully evaluate each to determine the overall impact and benefit they could bring to our drivers, trucks and equipment.



J.B. Hunt's annual Million Mile Walk of Fame celebrates our safest drivers.

Defensive Driving Training

J.B. Hunt drivers are certified in a nationwide defensive driving program, involving classroom and in-vehicle training. All drivers are recertified on a regular basis.

Monthly and Quarterly Safety Training

Our drivers participate in regular web-based and classroom safety training. Ongoing driver development is designed to provide additional training for drivers, as well as keep them up to date on regulatory issues and company matters.

Hair Testing

In 2006, J.B. Hunt implemented a policy requiring hair testing for the presence of controlled substances in addition to the U.S. DOT required urine testing.. In 2022, J.B. Hunt added Fentanyl to our hair testing panel. Management believes hair testing serves as a more accurate and stringent standard to base an individual's habitual drug usage and has resulted in a material reduction in unfavorable results from random and post-accident drug tests.

Proxy Statement Summary

Automatic Onboard Recording Devices/ELDs

We began implementing automatic onboard recording devices in 2007. As an early adopter of this technology, we have seen benefits in its ability to manage compliance with hours-of-service (HOS) regulations and reduce roadside inspection violations. J.B. Hunt remains compliant with the mandate requiring electronic logging devices in commercial vehicles.

Forward Collision Warning System

Installation of forward collision warning systems on our Class 8 tractors began in 2011. Currently, 99.8% of our company Class 8 fleet is deployed with this equipment, which includes an automatic emergency braking system. We have seen a significant reduction in rear-end collision frequency and costs since implementation of these systems.



In 2024, we completed installation of inward-facing cameras on our company trucks.

Video Recording Technology

Installation of video-recording equipment began in 2016. Currently, 100% of our Class 8 fleet has forward-facing cameras installed. This equipment provides lane departure warnings and enhanced radar functionalities for some systems, such as braking on stationary objects and pedestrian detection. The primary benefit of this technology is improving driver safety performance.

Additionally, we introduced inward-facing cameras in April 2023. This safety technology leverages artificial intelligence to identify potential risks both outside, and now inside, the cab. We believe this additional technology helps protect motorists on the road while safeguarding our drivers from false claims. By the end of 2024, 100% of our in-service trucks were outfitted with this technology.

Right-Side Blind Spot Detection

Based on positive driver feedback from testing potential new equipment features, J.B. Hunt has continued outfitting equipment with right-side blind spot detection. This technology aids our drivers in avoiding right lane change, sideswipe and right turn collisions.

Truckers Against Trafficking

As the eyes and ears of the road, we want to empower everyone in the transportation industry to be part of the solution to combat human trafficking. J.B. Hunt launched Truckers Against Trafficking training in 2014 and has trained over 181,000 people to date to recognize and report signs of human trafficking. In 2021, the two organizations led a combatting human trafficking workshop at the University of Arkansas. Additionally, the Company became a signatory of the DOT's Transportation Leaders Against Human Trafficking Pledge in 2020.

In June 2023, J.B. Hunt, Tyson Foods and Walmart joined forces to host a half-day summit featuring Truckers Against Trafficking (TAT) to bring together key industry stakeholders, law enforcement and government agencies to work together to close loopholes to traffickers. Additionally, J.B. Hunt hosted the Freedom Drivers Project, which is a mobile exhibit that creates awareness of and educates on the realities of domestic sex trafficking. All of this work provides action steps that anyone can take to combat human trafficking.

Million Mile Program

Our Million Mile Celebration has been a J.B. Hunt tradition since 2001, when we celebrate our company drivers who have reached one, two, three, four and five million accident-free miles. The company offers a safe-driving bonus, hosts several days of events and honors drivers in the Walk of Fame. In 2024, we recognized 387 J.B. Hunt drivers for achieving 1, 2, 3 and 4 million miles driven without a preventable accident. We also surpassed 5,000 J.B. Hunt drivers who have achieved one million safe miles.



In 2024, we celebrated our 5,000th driver who achieved one million safe miles.

IT Risk Management

The Company maintains an Information Technology (IT) risk identification process that encompasses risks associated with enterprise solutions and products and services provided by third-party service providers. Cybersecurity risks are considered a subcategory of IT risks and are therefore part of this process. The Company's Governance, Risk and Compliance (GRC) team maintains the IT risk register and reports updates to the IT Risk Council, which meets regularly. The IT Risk Council is made up of members representing the Company's cybersecurity, network, server, client, database and software teams. The Company maintains a Cybersecurity Operations Center (CSOC) comprised of in-house staff, contracted personnel and other third-party security service providers. Our CSOC provides constant monitoring, assessment and defense of all enterprise information systems. The Company also maintains a Security Incident Response Team (SIRT) that responds to high-risk security incidents around the clock. The Company uses various methods to assess our cybersecurity maturity and IT risk management program, including periodic self-assessments and engagements of independent third-party assessors, consultants and auditors.

People Matters

Despite operating more than 189,000 pieces of transportation equipment, our single greatest asset and one of the factors differentiating us from our competitors is our service-oriented people. J.B. Hunt strives to provide a supportive and safe work environment for its employees, where diverse and innovative ideas can be fostered to solve problems and provide value-added services for our customers. We put forth our best effort to support initiatives that benefit our people and reflect our company values of integrity, respect, innovation, safety and excellence, which are shared by our stakeholders.



In 2024, executive leadership hosted a quarterly town hall event from our Joliet, Illinois, facility.

Employee Wellness

The health and well-being of our workforce has always been a priority. We believe that access to quality healthcare is an important part of this priority, and we have programs in place that focus on improving the quality of care that our employees and their families receive. From new and expanded benefit programs to case management support to shortened eligibility waiting periods and more, we are continually assessing our offerings in a competitive and ever-changing healthcare landscape. Paid leave is another key component of this focus, and we offer benefit plans that comply with applicable laws. Financial wellness is also included in our focus, and we provide seed funding for healthcare savings accounts and opportunities to participate in 401(k) retirement plans.

Culture and Belonging

We work to foster a culture where all employees feel welcomed, valued, respected, safe, and heard, and where the actions of our people reflect our company values.

We measure ourselves through listening to our employees in surveys, focus groups, and fireside chat meetings with leadership. We use data and ideas from those activities to drive action in support of our leaders and teams. We also facilitate ideation from all employees through our process improvement program, ELEVATION, where anyone can submit an idea to make the company better.

Proxy Statement Summary

In addition, our Employee Resource Groups (ERGs), Inclusion Office, and Inclusion Council work together to further our culture of inclusivity. The Company's seven ERGs are open to all our employees and offer opportunities for professional development and networking.

Career and Opportunity

Providing career opportunities for our people is an ongoing commitment. Thousands of employees have had the opportunity to move jobs or to be promoted into new roles, and thousands more have participated in leadership training over the course of their careers, including training opportunities for field and office employees.

In 2022, we implemented an expansive online library of courses from LinkedIn Learning, an industry leader in online training. Our Talent Development group is constantly expanding the online courses available in Workday and LinkedIn Learning. This is in addition to our tuition reimbursement program, which allows employees to pursue relevant degree programs from accredited colleges or universities. For employees or members of their families seeking to attain their CDL-A license, J.B. Hunt provides access to a CDL Tuition Assistance Program, allowing them to pursue a role as part of our fleet of world class drivers. With tuition reimbursement opportunities for full-time employees to paid internships, we're proud to support development opportunities for our employees.

Our Technician Career Advancement program provides opportunity for growth to our tractor, trailer, and mobile technicians across the country.

In 2023, we introduced the Technician Career Advancement program for all of our tractor, trailer and mobile technicians in J.B. Hunt shops across the country. In the program, our technicians make their way through different training modules focused on key areas of equipment maintenance and repairs as well as earning pay raises as you go. Additionally, J.B. Hunt's Apprenticeship Program for truck drivers provides paid on-the-job training to recent CDL-A graduates. Drivers hired into this program train alongside a J.B. Hunt driver trainer for six weeks and after successful completion of their training, drivers have an opportunity to transition to a full-time position within our fleet.

In 2024, J.B. Hunt ranked sixth overall on the American Opportunity index and first in the freight and logistics category. This index is based on data scraped from career sites, along with data from the Department of Labor, over a five-year period. Although the index is only in its third year, it's regarded as a groundbreaking ranking mechanism that reveals how well America's largest companies are investing in their people, and how a company's culture can create opportunity. It's another view into how J.B. Hunt's culture has created opportunity over the past few years and the investments we've made in our people's career growth.

Employee Recognition Platform

Celebrating the accomplishments of our teams helps build a culture centered around trust and recognition. Through our annual employee engagement survey, we learned our employees wanted a better way to recognize one another. So, in 2023 we invested in our people by launching the Celebrate recognition platform where leaders can publicly recognize team members, and all our people can publicly recognize each other across the company for hard work, collaboration, and accomplishments.

Veterans Hiring and Support

J.B. Hunt remains committed to hiring and supporting military members. In 2020, the company achieved a six-year goal of hiring 10,000 veterans and has since pledged to hire 1,600 veterans per year. We also implemented several training and development programs, like our mentorship initiatives and our work with the Department of Defense's



In 2024, J.B. Hunt participated in Wreaths Across America for the 11th consecutive year.

SkillBridge Internship program, to provide support and resources for transitioning service members and their spouses. In 2021, J.B. Hunt was one of 15 recipients of the Secretary of Defense Employer Support Freedom Award, in recognition of our exemplary support for National Guard and Reserve employees. Additionally, we participated in a 2022 VETS Employer Roundtable in Washington, D.C. at the invitation of the Department of Labor. The Company was also ranked a Military Friendly® Employer by VIQTORY for the 18th consecutive year in 2024 and achieved the distinction of being in the Top 10 among large employers. J.B. Hunt also received recognition for our military and veteran support from the Military Times, American Legion and the Veterans of Foreign Wars. It was our 11th consecutive year participating in Wreaths Across America, where J.B. Hunt delivered approximately 356,000 wreaths to veteran cemeteries nationwide. And to support our active-duty employees and their families, we provide a Military Leave Concierge Service to give assistance through the four phases of military leave.

Recipients of the 2024 J.B. Hunt Scholarship Program for Families

Since launching the J.B. Hunt Scholarship Program for Families in 2022, J.B. Hunt has provided a total of $1.2 million in educational financial assistance for the families of J.B. Hunt employees. Every year, the program awards a total of $250,000 in scholarships to 100 children and grandchildren of our employees across the country. The application-based scholarship program is available to dependent children or grandchildren of J.B. Hunt employees who currently attend or plan to attend an accredited two or four-year college, trade school or vocational school. Awards are renewable each year for up to four years as long as the recipient maintains a 2.5 GPA and full-time enrollment. Applications are open to family members of J.B. Hunt employees (director level and below) who have been employed by the company for at least one year.

Elevating Employee Voices

Created in 2015, our ELEVATION initiative is a process to find, foster and follow the ideas that make our company a better place by listening to our employees. Employees at any level, in any business group or in any geographic location can submit ideas on any topic that they believe will make J.B. Hunt a better organization. All ideas are evaluated through a formal review process and since the program's inception, more than 33,000 ideas have been submitted with over 1,200 being selected for implementation. In 2023, a four-month long campaign entitled ELEVATION 2.0 was launched to improve the efficiency and productivity of operations, creating cost-competitive value for our customers. ELEVATION 2.0 was incredibly successful, resulting in over 6,000 ideas submitted across driver, maintenance and office teams. In 2024, 135 ELEVATION ideas were validated, driving efficiency and cost savings, yielding the highest year in validated net benefit for our company since 2015.

We frequently ask for employee feedback through a variety of methods. Every year we conduct a comprehensive company-wide engagement survey to help us find out how we can improve the employee experience at J.B. Hunt. Then, we act on the feedback we receive.



In 2024, 135 ELEVATION ideas were validated, yielding the highest year in validated net benefit for our company since inception.

Company Giving

Traditional philanthropic strategies often rule out organizations that do not meet certain privileged criteria. J.B. Hunt is proud to promote disruptive philanthropy, which fractures existing giving values and applies new technologies and competitive charitable models to raise awareness about exclusion within traditional philanthropic strategies. J.B. Hunt is a champion for advocacy for organizations that, in the past, have not received the recognition or opportunities that they may deserve. In 2024, company and employee contributions toward J.B. Hunt's company pillars of Healthcare, Veterans, Crisis Management and Education exceeded $2 million.

Information Privacy Protection Program (IP3)

J.B. Hunt's Information Privacy Protection Program (IP3) is designed to ensure the privacy of J.B. Hunt's workers, customers, vendors and other proprietary corporate information. Its mission is to employ privacy best practices in collection, usage, storage and disposal of information in compliance with applicable regulations and to foster a culture that values privacy through awareness. All office personnel are required to complete IP3 training.

Governance Highlights

We believe that good corporate governance helps to ensure the Company is managed for the long-term benefit of all of our stakeholders and accordingly observe the following key corporate governance principles:

Director Independence

The Company maintains a Board of Directors comprised of a majority of individuals who satisfy the criteria for independence under the Nasdaq listing standards.

Lead Director and Independent Director Executive Sessions

Independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with the position of Independent Lead Director being established to direct these executive sessions and authority to call additional meetings of independent directors as deemed necessary.

Board Committees

The Company requires all committees of the Board be comprised solely of independent directors and formal charters have been established outlining the purpose, composition and responsibility of each committee, with all having authority to retain outside, independent advisors and consultants as needed.

Board Qualifications

The Board has established qualification guidelines for director nominees and performs continual evaluation of current director performance and qualifications.

Board Attendance and Overboarding

The Board has adopted formal Corporate Governance Guidelines, including director attendance expectations and requires limitations and preapproval of director membership on other corporate boards.

Board Diversity

The Board maintains diversity by identifying nominees whose backgrounds, attributes and experiences taken as a whole will contribute to the high standards of Board service to the Company, including diverse business experience, professional expertise and knowledge, individual perspectives, gender, and ethnicity that support Board dynamics and effectiveness.

Code of Conduct

The Company has adopted a formal Code of Ethical and Professional Standards applicable to all directors, officers and employees of the Company.

Summary of Nominated Directors

Director Tenure



0-10:

11-20:

21+

Director Age



<60:

60-65:

66-69:

Diversity

33% Women Directors



Women:

Men:

Minority:

Other Current Public Company Boards

Average Board Position: 1



0 Boards:

1 Board:

2 Boards:

3 Boards:

Board Size and Independence

6 Directors are independent



3 are not independent

Board Composition

- All Committees comprised of independent directors
- Separate Board Chairman and CEO positions*
- Lead independent director

Meeting Attendance

All current directors attended all of the board meetings and committee meetings on which each served. There were five Board meetings and 18 committee meetings in 2024.

---

* Upon his reelection to the Board on April 25, 2024, our former CEO John N. Roberts, III became executive Chairman of the Board and served in both positions until his retirement as CEO of the Company, effective July 1, 2024.

Accolades

J.B. Hunt operates in a highly competitive industry, which requires an intense focus on continuous improvement across all aspects of the business. From introducing innovative and disruptive technologies that drive efficiencies in operations, to championing enhancements to industry safety standards, we remain committed to our vision to create the most efficient transportation network in North America. In 2024, J.B. Hunt is proud to have been recognized with the following:

Recognitions

- Named Top 100 3PL for the 15th consecutive year by Inbound Logistics

- Named Top 100 Trucker by Inbound Logistics for 15th consecutive year

- Named Top 75 Green Supply Chain Partner (G75) for 14th consecutive year by Inbound Logistics

- Received multiple Quest for Quality Awards from Logistics Management

- Ranked 3rd on Transport Topics Top 100 List of Largest For-Hire Carriers

- Ranked 1st on Transport Topics Top Dedicated Contract Carriers

- Ranked 3rd on Transport Topics Top 100 Logistics Companies

- Ranked 3rd on the Commercial Carrier Journal Top 250

- Named Top 3PL and Cold Storage Provider from Food Logistics for 12th time

- Named to the 2025 FreightTech 25 List by FreightWaves

- Named One the World's Most Admired Companies 2024 by Fortune

- Recognized again as a Top Company for Women to Work for in Transportation by Women In Trucking

- Named Top 10 Military Friendly Employer by VIQTORY for second time in company history

- Ranked 6th on the American Opportunity Index

- Ranked 316 on the Fortune 500 list

- Named Best for Vets: Employers for 2024

- Named One of America's Most Reliable Companies by Newsweek

- Named One of America's Greatest Workplaces for Veterans by Newsweek

- Named One of America's Best Large Employers by Forbes

- Named Employer of the Year by the Arkansas Veterans of Foreign Wars

- Named One of America's Climate Leaders 2024 by USA Today

- Received the CargoNet Best in Cargo Security Award from Verisk

- Named World's Best Companies 2024 by Time


Proposal Number One
Election of Directors

Our Board nominates Brett Biggs, Francesca M. Edwardson, Sharilyn S. Gasaway, Thad Hill, Bryan Hunt, Persio Lisboa, John N. Roberts, III, James L. Robo, and Shelley Simpson as directors to hold office for a term of one year, expiring at the close of the 2026 Annual Meeting of Shareholders or until their successors are elected and qualified or until their earlier resignation or removal. Brett Biggs is a new candidate nominated by the Board at the recommendation of our independent directors. The Board believes that these director nominees are well-qualified and experienced to direct and manage the Company's operations and business affairs and will represent the interests of the shareholders as a whole. Biographical information on each of these nominees is set forth below in "Nominees for Director."

If any director nominee becomes unavailable for election, which is not anticipated, the named proxies will vote for the election of such other person as the Board may nominate, unless the Board resolves to reduce the number of directors to serve on the Board and thereby reduce the number of directors to be elected at the Annual Meeting.

> **The Board of Directors unanimously recommends a vote <u>FOR</u> each of the director nominees listed herein**

INFORMATION YOU NEED TO MAKE AN INFORMED DECISION

Directors And Executive Officers Of The Company

Number of Directors and Term of Directors and Executive Officers
The Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc., as amended (the Bylaws), provide that the number of directors shall not be less than three or more than 12, with the exact number to be fixed by the Board. At the start of 2024, the Board consisted of nine directors. On January 12, 2024, the Board approved an increase in the size of the Board to ten directors and appointed Patrick Ottensmeyer to the tenth director position. On February 28, 2024, the Board voted to reduce the number of directors constituting the whole Board back to nine directors, effective upon the election of directors at the 2024 Annual Meeting. On July 31, 2024, the Company announced the passing of Patrick Ottensmeyer, whose position then remained unfilled for the remainder of the 2024 calendar year. As noted above, Brett Biggs has been nominated by the Board to fill the vacant position. Directors serve a term of one year from their election date to the Annual Meeting.

Directors are elected by a majority of votes cast with respect to each director, provided that the number of nominees does not exceed the number of directors to be elected.

At the Company's Annual Meeting, the shareholders of the Company elect successors for directors whose terms have expired. The Board elects members to fill new membership positions and vacancies in unexpired terms on the Board. No director will be eligible to stand for re-election or be elected to a vacancy once he or she has reached 72 years of age. Executive officers are elected by the Board and hold office until their successors are elected and qualified or until their earlier death, retirement, resignation, or removal.

Nominees For Director

Terms expire 2026



Brett Biggs

Age: 56
New Director Candidate
Committees Upon Election: Executive Compensation Committee, Nominating and Corporate Governance Committee
Principal Occupation: Walmart, Inc. (retired)

Recommendation: The Board has determined that Mr. Biggs' business and financial expertise and experience in leadership roles with multinational public companies qualify him to serve as a Director of the Company.

Experience: Mr. Biggs is the former Executive Vice President and Chief Financial Officer of Walmart, Inc., a global retailer. He held the Chief Financial Officer role from 2016 until June 2022, when he transitioned to the position of Executive Advisor until his retirement in January 2023. Prior to his tenure as Chief Financial Officer of Walmart, Inc., Mr. Biggs served as Chief Financial Officer of Walmart International from 2014 to 2016 and of Walmart U.S. from 2012 to 2014. He also served as Senior Vice President of Operations for Sam's Club from 2010 to 2012. During his more than 20-year career with Walmart and its affiliates, Mr. Biggs held several other leadership roles, including Chief Financial Officer of Sam's Club, Senior Vice President of Corporate Finance and Assistant Treasurer, and Senior Vice President of International Strategy and Mergers and Acquisitions. Before joining Walmart in 2000, Mr. Biggs worked in corporate finance and mergers and acquisitions roles with Leggett & Platt, Phillips Petroleum Co., and Price Waterhouse. He currently serves as a Senior Advisor at Blackstone, an asset management firm.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): The Proctor & Gamble Company, YUM! Brands, Inc., Adobe, Inc.

Other Directorships – Private Organizations (Prev. 5 Yrs.): American Red Cross, Pepperdine University, National Urban League, Walton Arts Center, Walmart Foundation

Family Relationships: None



Francesca M. Edwardson

Age: 67
Director Since: 2011
Committees Upon Election: Audit Committee, Nominating and Corporate Governance Committee
Principal Occupation: American Red Cross of Chicago and Northern Illinois (retired)

Recommendation: The Board has determined that Ms. Edwardson continues to qualify to serve as a Director of the Company based on her lengthy and successful experience in both the transportation industry and legal environment, which provide respected insight and guidance to both the Board and management.

Experience: Ms. Edwardson retired as the Chief Executive Officer of the American Red Cross of Chicago and Northern Illinois, a business unit of the American Red Cross, in 2016, a position she held since 2005. She previously served as Senior Vice President and General Counsel for UAL Corporation, a predecessor company to United Airlines Holdings, Inc. She has also been a partner in the law firm of Mayer Brown and the Executive Director of the Illinois Securities Department. Ms. Edwardson is a graduate of Loyola University in Chicago, Illinois, holding degrees in economics and law.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Duluth Holdings, Inc. (Chair of Compensation Committee)

Other Directorships – Private Organizations (Prev. 5 Yrs.): Lincoln Park Zoo (Board Chair), Rush University Medical Center

Family Relationships: None



Sharilyn S. Gasaway

Age: 56

Director Since: 2009

Committees Upon Election: Audit Committee (Chair), Executive Compensation Committee, Nominating and Corporate Governance Committee

Principal Occupation: Alltel Corp. (retired)

Recommendation: The Board has determined that Ms. Gasaway's experience in accounting, finance, mergers and acquisitions, and regulatory matters, all gained through her extended tenures within the financial environment, which provide unquestionable value to the Company, qualify her to continue to serve as a Director of the Company.

Experience: Ms. Gasaway served as Executive Vice President and Chief Financial Officer of Alltel Corp., the Little Rock, Arkansas-based Fortune 500 wireless carrier, from 2006 to 2009. She was part of the executive team that spearheaded publicly traded Alltel's transition through the largest private equity buyout in the telecom sector and was an integral part of the successful combination of Alltel and Verizon. She also served as Alltel's Corporate Controller and Principal Accounting Officer from 2002 to 2006. Joining Alltel in 1999, she served as Director of General Accounting, Controller, and Vice President of Accounting and Finance. Prior to joining Alltel, she worked for eight years at Arthur Andersen LLP. Ms. Gasaway has a degree in accounting from Louisiana Tech University and is a Certified Public Accountant.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Genesis Energy, LP (Chair of Audit Committee), HanesBrands Inc., Waddell & Reed Financial, Inc. (Chair of Audit Committee) (No longer publicly traded)

Other Directorships – Private Organizations (Prev. 5 Yrs.): Louisiana Tech University Foundation, Louisiana Tech University College of Business Advisory Board, Arkansas Children's, Inc., Arkansas Children's Foundation

Family Relationships: None



Thad (John B., III) Hill

Age: 57

Director Since: 2021

Committees Upon Election: Executive Compensation Committee (Chair), Nominating and Corporate Governance Committee

Principal Occupation: Calpine Corporation

Recommendation: The Board has determined that Mr. Hill's expertise in financial and capital markets and experience leading a diverse and geographically dispersed workforce qualify him to continue to serve as a Director of the Company.

Experience: Mr. Hill is Executive Chairman of the Board for Calpine Corporation (Calpine), one of the nation's largest independent competitive power companies, operating power plants, and retail businesses in 22 states and Ontario, Canada. Mr. Hill previously led Calpine as its President and Chief Executive Officer from 2014 to 2024, before which he served as Calpine's President and Chief Operating Officer. Prior to joining Calpine, he was Executive Vice President of NRG Energy and President of NRG Texas, where he was responsible for NRG's largest regional business. Mr. Hill received his Bachelor of Arts degree from Vanderbilt University magna cum laude and his Master of Business Administration degree from the Amos Tuck School of Dartmouth College, where he was elected an Edward Tuck Scholar.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Calpine Corporation (No longer publicly traded)

Other Directorships – Private Organizations (Prev. 5 Yrs.): The Alfred P. Sloane Foundation, Amos Tuck School of Dartmouth College, Episcopal High School, Greater Houston Partnership

Family Relationships: None



Bryan Hunt

Age: 66
Director Since: 1991
Committees Upon Election: None
Principal Occupation: Hunt Automotive Group
Recommendation: The Board has determined that Mr. Hunt's historical and current knowledge of the company and valuable contributions to the Board of J.B. Hunt since 1991 continue to qualify him to serve as a Director of the Company.
Experience: Mr. Hunt served as an employee of the Company from 1983 through 1997. He is the Managing Member of Progressive Car Finance, a private company that provides financing for automobile dealers; and 71B Auto Auction and 71B Mobile Auto Auction, both private companies engaged in the auction of automobiles, trucks, boats, and other motor vehicles to dealers and the general public in Arkansas and Kansas. A graduate of the University of Arkansas, he has degrees in marketing and transportation.
Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): AmeriTrust Financial Technologies, Inc.
Other Directorships – Private Organizations (Prev. 5 Yrs.): The New School, Razorback Foundation
Family Relationships: Son of co-founders J.B. and Johnelle Hunt



Persio Lisboa

Age: 59
Director Since: 2023
Committees Upon Election: Audit Committee, Nominating and Corporate Governance Committee
Principal Occupation: Navistar, Inc. (retired)
Recommendation: The Board has determined that Mr. Lisboa's business and financial expertise and experience leading a large global company qualify him to continue to serve as a Director of the Company.
Experience: Mr. Lisboa retired as President and Chief Executive Officer of Navistar, Inc., a global original equipment manufacturer in the transportation industry, in October 2021. Prior to his ultimate leadership role of the company, Mr. Lisboa's 35-year career with Navistar included management positions in sales and marketing, manufacturing, supply chain, and procurement within both domestic and international operations. Mr. Lisboa is a graduate of Pontifícia Universidade Católica de São Paulo where he received a Bachelor of Science degree in business administration with a marketing specialization.
Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): James Hardie Industries plc (Chairman of People and Remuneration Committee)
Other Directorships – Private Organizations (Prev. 5 Yrs.): Ascendance Trucks, LLC, Allegiance Trucks, LLC
Family Relationships: None



John N. Roberts, III
Age: 60
Director Since: 2010
Committees Upon Election: None
Principal Occupation: J.B. Hunt Transport Services, Inc.
Recommendation: The Board has determined that Mr. Roberts continues to qualify to serve as a Director of the Company based on his past success while serving as the Company's Chairman of the Board.
Experience: Mr. Roberts currently serves as the Company's executive Chairman of the Board. Prior to his retirement he served as the Chief Executive Officer for two years. A graduate of the University of Arkansas, he served as President and Chief Executive Officer from 2010 until 2022. Mr. Roberts fulfilled the role of Executive Vice President and President of Dedicated Contract Services from 1997 to 2010. Joining the Company in 1989, he began his career as a Management Trainee and subsequently served as an EDI Services Coordinator, Regional Marketing Manager for the Intermodal and Truckload business units, Business Development Executive for DCS, and Vice President of Marketing Strategy for the Company.
Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): None
Other Directorships – Private Organizations (Prev. 5 Yrs.): Federal Reserve Bank of St. Louis, Arkansas Children's Northwest
Family Relationships: None



James L. Robo
Age: 62
Director Since: 2002
Committees Upon Election: Nominating and Corporate Governance Committee (Chair), Executive Compensation Committee, Independent Lead Director
Principal Occupation: Private Investor
Recommendation: The Board has determined that Mr. Robo's financial expertise, leadership experience, and business experience gained through his leadership of a large complex corporation, qualify him to continue to serve as a Director of the Company.
Experience: Mr. Robo is a private investor and former Chairman and Chief Executive Officer of NextEra Energy, Inc., a leading clean energy company and NextEra Energy Partners, LP, a growth-oriented limited partnership formed by NextEra Energy, Inc. to acquire, manage, and own contracted clean energy projects. Mr. Robo served as Chief Executive Officer of NextEra Energy from 2012 until his retirement in 2022 and as Chairman from 2013 to 2022. Prior to joining NextEra Energy in 2002, Mr. Robo spent ten years at General Electric Company, serving as President and Chief Executive Officer of GE Mexico from 1997 until 1999 and as President and Chief Executive Officer of the GE Capital TIP/ Modular Space division from 1999 until February 2002. From 1984 through 1992, Mr. Robo worked for Mercer Management Consulting. He received a BA summa cum laude from Harvard College and an MBA from Harvard Business School, where he was a Baker Scholar.
Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Kayne Anderson BDC, Inc. (Chairman), NextEra Energy, Inc., NextEra Energy Partners, LP
Other Directorships – Private Organizations (Prev. 5 Yrs.): None
Family Relationships: None



Shelley Simpson

Age: 53

Director Since: 2024

Committees Upon Election: None

Principal Occupation: J.B. Hunt Transport Services, Inc.

Recommendation: The Board has determined that Ms. Simpson's wide-ranging experience in the industry and more than 30 years with J.B. Hunt in multiple roles provides significant experience to the Company and qualify her to continue to serve as a Director of the Company.

Experience: Ms. Simpson has served as the Company's President since August 2022 and assumed the additional role of Chief Executive Officer upon Mr. Roberts's retirement from the position on July 1, 2024. A graduate of the University of Arkansas, Ms. Simpson joined the Company in 1994 as an hourly Customer Service Representative. Prior to being named President, she served as Executive Vice President of People and Human Resources from 2020 to 2022, Chief Commercial Officer from 2017 to 2022, and President of Highway Services from 2017 until 2020. She previously served separately as President of the Company's Truckload and Integrated Capacity Solutions business segments as well as the Company's Chief Marketing Officer.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): None

Other Directorships – Private Organizations (Prev. 5 Yrs.): Mercy Health Foundation NWA, Razorback Foundation

Family Relationships: None

Director Compensation

Nonemployee Director Compensation Program

The Company pays only nonemployee directors for their services as directors. Directors who are also officers or employees of the Company are not eligible to receive any of the compensation described below.

For the annual period between the Company's 2024 and 2025 Annual Meetings, nonemployee directors serving on the Board were paid the following compensation. All of the following amounts were payable in Company stock, cash, or any combination thereof at the election of each director:

- an annual retainer of $280,000
- an annual retainer of $20,000, to each member of the Audit Committee
- an annual retainer of $15,000, to each member of the Executive Compensation Committee
- an annual retainer of $10,000, to each member of the Nominating and Corporate Governance Committee
- an additional annual retainer of $25,000, to the Audit Committee Chairperson
- an additional annual retainer of $25,000, to the Executive Compensation Committee Chairperson
- an additional annual retainer of $10,000, to the Nominating and Corporate Governance Committee Chairperson
- an annual retainer of $25,000, to the Independent Lead Director

In January 2025, the Executive Compensation Committee reviewed a summary of various compensation packages awarded to directors of the Company's peer group compiled by Meridian Compensation Partners, LLC. Based on this review, the Executive Compensation Committee recommended and the Board of Directors approved the following compensation for the annual period beginning after our 2025 Annual Meeting. All of the following amounts may be paid in Company stock, cash, or any combination thereof at the election of each director:

- an annual retainer of $285,000
- an annual retainer of $20,000, to each member of the Audit Committee
- an annual retainer of $15,000, to each member of the Executive Compensation Committee
- an annual retainer of $10,000, to each member of the Nominating and Corporate Governance Committee
- an additional annual retainer of $25,000, to the Audit Committee Chairperson
- an additional annual retainer of $25,000, to the Executive Compensation Committee Chairperson
- an additional annual retainer of $10,000, to the Nominating and Corporate Governance Committee Chairperson
- an annual retainer of $25,000, to the Independent Lead Director

Process for Reviewing and Setting Nonemployee Director Compensation

The Executive Compensation Committee reviews the adequacy and competitiveness of the nonemployee director compensation program annually and makes recommendations to the full Board for approval. Each year, the Committee directs its compensation consultant to provide an independent assessment of the Company's nonemployee director compensation program. The consultant analyzes and compares the Company's program against the same peer group used to benchmark executive officer compensation (see page 55 for further details about the peer group). The Committee targets total nonemployee director compensation levels at a competitive range of peer group total compensation. The Committee also considers total aggregate Board compensation and other factors when making recommendations to the Board for approval.

Chairman of the Board

The role of Chairman of the Board is an employed executive position of the Company. Therefore, the Chairman of the Board participates in all primary compensation components available to executive officers of the Company as discussed in our Compensation Discussion and Analysis of this Proxy Statement. He does not receive any director fees for his service on the Company's Board of Directors.

Board of Director Compensation Paid in Calendar Year 2024

Board Member	Fees Paid in Cash ($)	Fees Paid in Stock ($)	Restricted Share or Stock Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Francesca M. Edwardson	—	309,960	—	—	—	—	309,960
Wayne Garrison[1]	—	—	—	—	—	167,000[2]	167,000
Sharilyn S. Gasaway	—	349,912	—	—	—	—	349,912
Thad Hill	50,000	279,995	—	—	—	—	329,995
Bryan Hunt	280,000	—	—	—	—	—	280,000
Persio Lisboa	—	309,960	—	—	—	—	309,960
Patrick Ottensmeyer	—	304,884	—	—	—	—	304,884
James L. Robo	—	339,924	—	—	—	—	339,924
Kirk Thompson[1]	—	—	—	—	—	339,642[3]	339,642

(1) On February 28, 2024, the Board of Directors established the position of Honorary Founding Director. Wayne Garrison and Kirk Thompson each transitioned to this position upon their retirement from the Board at our 2024 Annual Meeting on April 25, 2024. Mr. Thompson served as Chairman of the Board prior to his retirement from the Board. Our Honorary Founding Directors serve as advisors to the Board and executive Management in an employee capacity reporting to the Chairman of the Board. See "Honorary Founding Directors" on page 43 of this Proxy Statement.
(2) Includes $167,000 for salary.
(3) Includes $331,702 for salary, $2,679 for taxable allowance for financial counseling services, $285 for gifts and awards, and $4,976 in Company contributions to 401(k) plan.

In 2024, each nonemployee member of the Board had the choice of receiving his or her annual base and any committee-participation retainer fees in Company stock, cash, or any combination thereof. Company stock was paid based on the $163.74 closing market price on April 25, 2024. All directors except Mr. Hill and Mr. Hunt elected to receive their full retainers in Company stock. Mr. Hill elected to receive 85% of his retainer fees in stock, totaling 1,710 shares based on the aforementioned closing market price, while Mr. Hunt elected to receive his full annual retainer in cash. Ms. Edwardson, Ms. Gasaway, Mr. Lisboa, Mr. Ottensmeyer, and Mr. Robo received 1,893 shares, 2,137 shares, 1,893 shares, 1,862 shares, and 2,076 shares, respectively, based on the aforementioned closing market price.

To more closely align his or her interests with those of the shareholders, each Board member is required to own three times his or her estimated annual compensation in Company stock within five years of his or her initial shareholder election to the Board. All Board members comply with this requirement or are within the applicable five-year accumulation period.

Nonemployee members of the Board did not participate in either a company-sponsored pension or deferred compensation plan in calendar year 2024.

Executive Officers of The Company

Jennifer R. Boattini, 52, joined the Company in 2006 as Director of Litigation and Contract Management and currently serves as Senior Vice President of Legal and Litigation and General Counsel. She also serves as the Company's Corporate Secretary.

Kevin Bracy, 54, joined the Company in 1998 as a Financial Analyst and currently serves as Senior Vice President of Finance and Treasurer.

Darren Field, 54, joined the company in 1994 as a Night Dispatcher and currently serves as President of Intermodal and Executive Vice President.

Spencer Frazier, 54, joined the Company in 1992 as a Management Trainee and currently serves as Executive Vice President of Sales and Marketing.

Wayne Garrison, 72, joined the Company in 1976 becoming our President in 1982 and Chief Executive Officer in 1985. He served as Chairman of the Board from 1995 to 2010 and currently serves as Honorary Founding Director.

Bradley Hicks, 52, joined the Company in 1996 as a Management Trainee and currently serves as President of Dedicated Contract Services and Executive Vice President.

Nicholas Hobbs, 62, joined the Company in 1984 as a Management Trainee and currently serves as Chief Operating Officer, President of Highway and Final Mile Services, and Executive Vice President.

David Keefauver, 52, joined the Company in 1995 as a Management Trainee and currently serves as Executive Vice President of People.

John Kuhlow, 54, joined the Company in 2006 as Assistant Corporate Controller and currently serves as Chief Financial Officer, Chief Accounting Officer, and Executive Vice President. Prior to joining the Company, he was a Senior Audit Manager for KPMG LLP. Mr. Kuhlow is a Certified Public Accountant.

Eric McGee, 51, joined the Company in 1998 as a National Account Service Monitor and currently serves as Executive Vice President of Integrated Capacity Solutions.

Stuart Scott, 58, joined the Company in 2016 as Chief Information Officer and Executive Vice President. Prior to joining the Company, he served as Chief Information Officer (CIO) at Tempur-Sealy International, CIO at Microsoft, and CIO for various General Electric businesses.

Kirk Thompson, 71, joined the Company in 1973 and served as President and Chief Executive Officer from 1987 through 2010 and as Chairman of the Board from 2010 to 2024. He currently serves as Honorary Founding Director.

Brian Webb, 56, joined the Company in 2002 as a Business Development Executive and currently serves as Executive Vice President of Final Mile Services.

Greer Woodruff, 62, joined the Company in 1987 as a Management Trainee and currently serves as Executive Vice President of Safety, Sustainability, and Maintenance.

Security Ownership of Management

The following table sets forth the beneficial ownership of the Company's common stock as of February 18, 2025, by each of its current and nominated directors, the Named Executive Officers (the NEOs), and all executive officers and directors as a group. Unless otherwise indicated in the footnotes below, "beneficially owned" means the sole or shared power to vote or direct the voting of a security or the sole or shared power to dispose or direct the disposition of a security.

Owner	Number of Shares Beneficially Owned Directly[1]	Number of Shares Beneficially Owned Indirectly[2]	Percent of Class (%)[3]
Brett Biggs	—	—	—
Francesca M. Edwardson	29,202	—	*
Darren Field	25,731	—	*
Sharilyn S. Gasaway	29,909	265	*
Bradley Hicks	39,841	—	*
Thad Hill	6,186	—	*
Nicholas Hobbs	113,461	168	*
Bryan Hunt	70,697	—	*
John Kuhlow	21,191	—	*
Persio Lisboa	3,594	—	*
John N. Roberts, III	336,954	—	*
James L. Robo	88,763	24,972	*
Shelley Simpson	106,209	50,019	*
All executive officers and directors as a group (23)	2,205,602	102,820	2.3

*Less than 1 percent

(1) Includes shares owned by the director or executive officer that are:
    (a) held in a 401(k) or deferred compensation account
    (b) held in trusts for the benefit of an immediate family member for which the director or executive officer is the trustee
    (c) pledged shares and corresponding outstanding loan balances are as shown below:

	Pledged Shares	Outstanding Balance
Darren Field	5,992	$325,000
John Kuhlow	2,665	$73,000
John N. Roberts, III	217,028	$1,802,527
All Executive Officers and directors as a group	241,284	$3,523,626

Our share pledging policy is further discussed in the Stock Pledging section of the Compensation Discussion and Analysis on page 57.

(2) Indirect beneficial ownership includes shares owned by the director or executive officer:
    (a) as beneficiary or trustee of a personal trust
    (b) by a spouse or as trustee or beneficiary of a spouse's trust
    (c) held in trusts for the benefit of an immediate family member for which the director or executive officer's spouse is the trustee
    (d) in a spouse's retirement account

(3) Calculated on the basis of 100,008,209 shares of common stock outstanding of the Company on February 18, 2025.

Corporate Governance

We believe that good corporate governance helps to ensure that the Company is managed for the long-term benefit of our shareholders. We continually review and consider our corporate governance policies and practices, the SEC's corporate governance rules and regulations, and the corporate governance listing standards of NASDAQ, the stock exchange on which our common stock is traded. Key corporate governance principles observed by the Board and Company include:

- maintaining a Board composed of a majority of directors who satisfy the criteria for independence under the NASDAQ listing standards,
- establishment of the position of Independent Lead Director,
- utilization of independent director executive session meetings,
- requiring that all committees of the Board be comprised solely of independent directors,
- establishment of formal charters outlining the purpose, composition, and responsibility of each committee of the Board,
- granting authority to all committees of the Board to retain outside, independent advisors and consultants as needed,
- establishment of qualification guidelines for director nominees,
- continual evaluation of current director performance and qualifications,
- limitation and preapproval of director membership on other corporate boards,
- maintaining Board diversity with respect to backgrounds, experience, expertise, knowledge, perspectives, gender and ethnicity,
- review of the Company's plan for succession of management,
- adoption of Corporate Governance Guidelines, including director attendance expectations, and
- adoption of a formal Code of Ethical and Professional Standards applicable to all directors, officers, and employees of the Company.

You can access and print the Charters of our Audit Committee, Executive Compensation Committee, and Nominating and Corporate Governance Committee (Corporate Governance Committee), as well as our Corporate Code of Ethical and Professional Standards for Directors, Officers and Employees, Whistleblower Policy, and other Company policies and procedures required by applicable law, regulation, or NASDAQ corporate governance listing standards on the "Corporate Governance" page of the "Environmental, Social and Governance Reporting" section of our website at jbhunt.com. Additionally, you can request copies of any of these documents by writing to our Corporate Secretary at the following address:

J.B. Hunt Transport Services, Inc.
Attention: Corporate Secretary
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

Director Independence

The Board is composed of a majority of directors who satisfy the criteria for independence under the NASDAQ corporate governance listing standards. In determining independence, each year the Board affirmatively determines, among other items, whether the directors have no material relationship with the Company or any of its subsidiaries pursuant to the NASDAQ corporate governance listing standards. When assessing the "materiality" of a director's relationship with the Company, if any, the Board considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation and the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business, and whether the services are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable, and familial relationships. The Board also considers any other relationship that could interfere with the exercise of independence or judgment in carrying out the duties of a director.

Applying these independence standards, the Board has determined that Brett Biggs, Francesca M. Edwardson, Sharilyn S. Gasaway, Thad Hill, Persio Lisboa, and James L. Robo are all independent. After due consideration, the Board has determined that none of these current or nominated nonemployee directors have a material relationship with the Company or any of its subsidiaries (either directly or indirectly as a partner, shareholder, or officer of any organization that has a relationship with the Company or any of its subsidiaries) and that they all meet the criteria for independence under the NASDAQ corporate governance listing standards.

Risk Management and Oversight

As previously described in their biographies, current members and director nominees of our Board represent diverse backgrounds of business and academic experience. The Board, as a whole, performs general risk oversight of the Company; however, each committee of the Board administers various aspects of the risk oversight function, including with respect to certain specific risk areas. For example, the Audit Committee reviews with management and the internal auditor the Company's risk management policies and processes and oversees the Company's major financial risk exposures, cybersecurity risks and any fraud risks. The Compensation Committee monitors and annually evaluates any risks with respect to the Company's executive compensation arrangements. The Nominating and Corporate Governance Committee oversees the Company's social and environmental risks. The Board believes that the current and nominated members each possess unique yet complementary experiences and backgrounds that create diverse points of view, opinions, personalities, and management styles that allow for the proper risk management and oversight of the Company.

Independent Lead Director

The Board has established the position of Independent Lead Director, to which James L. Robo was appointed. The Independent Lead Director directs the executive sessions of independent directors at the Board meetings at which the Chairman is not present and has authority to call meetings of independent directors. The Independent Lead Director facilitates communication between the Chairman, the CEO, and the independent directors, as appropriate, and performs such other functions as the Board directs.

Independent Director Meetings

Independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with discussion led by the Independent Lead Director.

Director Recommendations by Shareholders

In addition to recommendations from Board members, management, or professional search firms, the Corporate Governance Committee will consider director candidates properly submitted by shareholders who individually or as a group have beneficially owned at least 2% of the outstanding shares of the Company's common stock for at least one year from the date the recommendation is submitted. For director candidate recommendations to be included in the annual proxy statement, shareholders must submit recommendations in writing by certified mail to the Company's Corporate Secretary delivered not less than 120 days prior to the first anniversary of the date of the Proxy Statement relating to the Company's previous Annual Meeting. Accordingly, for the 2026 Annual Meeting of Shareholders, director candidates must be submitted to the Company's Corporate Secretary on or before November 12, 2025. Director candidates submitted by shareholders must contain at least the following information:

- the name and address of the shareholder or group of shareholders making the recommendation (Recommending Shareholder),
- the number of shares of the Company's common stock beneficially owned by the Recommending Shareholder and the dates such shares were purchased,
- if the Recommending Shareholder is not the registered holder of such shares, proof of beneficial ownership of such shares in compliance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended,
- the name, age, business address, and residence of the recommended director candidate (Candidate),
- the principal occupation or employment of the Candidate for the past five years,
- a description of the Candidate's qualifications to serve as a director, including financial expertise and why the Candidate does or does not qualify as "independent" under the NASDAQ corporate governance listing standards,
- the number of shares of the Company's common stock beneficially owned by the Candidate, if any, and
- a description of the arrangements or understandings between the Recommending Shareholder and the Candidate, if any, or any other person pursuant to which the Recommending Shareholder is making the recommendation.

In addition, the Recommending Shareholder and the Candidate must submit, with the recommendation, a signed statement agreeing and acknowledging that:

- the Candidate consents to being a director candidate and, if nominated and elected, he or she will serve as a director representing all of the Company's shareholders in accordance with applicable laws and the Company's Articles of Incorporation and Bylaws,
- the Candidate, if elected, will comply with the Company's Corporate Governance Guidelines and any other applicable rules, regulations, policies, or standards of conduct applicable to the Board and its individual members,
- the Recommending Shareholder will maintain beneficial ownership of at least 2% of the Company's issued and outstanding common stock through the date of the Annual Meeting for which the Candidate is being recommended for nomination and that, upon the Candidate's nomination and election to the Board, the Recommending Shareholder intends to maintain such ownership throughout the Candidate's term as director, and
- the Recommending Shareholder and the Candidate will promptly provide any additional information requested by the Corporate Governance Committee and/or the Board to assist in the consideration of the Candidate, including a completed and signed Questionnaire for Directors and Officers on the Company's standard form and an interview with the Corporate Governance Committee or its representative.

Corporate Governance

For a complete list of the information that must be included in director recommendations submitted by shareholders, please see the "Directorship Guidelines and Selection Policy" on the "Corporate Governance" page of the "Environmental, Social and Governance Reporting" section of our website at jbhunt.com. The Corporate Governance Committee will consider all Candidates submitted through its established processes and will evaluate each of them, including incumbents, based on the same criteria. In the event a Candidate of a Recommending Shareholder is subsequently nominated by the Corporate Governance Committee and the Board, included in the Company's Proxy Statement, and does not receive at least 25% of the votes cast in the related election of Directors, the Candidate is prohibited from again serving as a Candidate for four years from the date of the annual meeting in question.

If a shareholder desires to nominate a director candidate for election at the Annual Meeting to be included in the Company's proxy materials (using "proxy access") but does not intend to recommend the candidate for consideration by the Corporate Governance Committee as part of the Board's slate of director nominees, such shareholder must comply with the procedural and informational requirements described in Section 2.14 of the Company's Bylaws. If a shareholder desires to nominate a director candidate for election at the Annual Meeting but does not intend to recommend the candidate for consideration by the Corporate Governance Committee as part of the Board's slate of director nominees or to use the proxy access provisions to include the candidate in the Company's proxy materials for the Annual Meeting, such shareholder must comply with the procedural and informational requirements described in Section 2.13 of the Company's Bylaws. A copy of the Company's Bylaws may be obtained upon written request to the Corporate Secretary of the Company.

The policies and procedures as set forth above are intended to provide flexible guidelines for the effective functioning of the Company's director nomination process. The Board intends to review these policies and procedures periodically and anticipates that modifications may be necessary from time to time as the Company's needs and circumstances change.

Board Composition and Director Qualifications

The Corporate Governance Committee periodically assesses the appropriate size and composition of the Board and whether any vacancies on the Board are expected. In the event that vacancies are anticipated or otherwise arise, the Corporate Governance Committee will review and assess potential director candidates. The Corporate Governance Committee utilizes various methods for identifying and evaluating candidates for director. Candidates may come to the attention of the Corporate Governance Committee through recommendations of Board members, management, shareholders, or professional search firms. Generally, director candidates should, at a minimum:

- possess relevant business and financial expertise and experience, including a basic understanding of funda- mental financial statements,
- have exemplary character and integrity and be willing to work constructively with others,
- have sufficient time to devote to Board meetings and consultation on Board matters, and
- be free from conflicts of interest that violate applicable law or interfere with director performance.

In addition, the Corporate Governance Committee seeks director candidates who possess the following qualities and skills:

- the capacity and desire to represent the interests of the Company's shareholders as a whole,
- diverse backgrounds with respect to business experience, professional expertise and knowledge, individual perspectives, gender, and ethnicity that support Board dynamics and effectiveness,
- leadership experience and sound business judgment,
- accomplishments in their respective field, with superior credentials and recognition,

- experience in skillful management or oversight of a publicly held company,
- personal and professional reputation for industry, integrity, honesty, candor, fairness, and discretion,
- willingness and ability to devote sufficient time and diligence towards the fulfillment of responsibilities,
- free from any conflict of interest,
- knowledge of the critical aspects of the Company's business and operations, and
- the ability to contribute to the mix of skills, core competencies, diversity, and qualifications of the Board through expertise in one or more of the following areas:
  » accounting and finance
  » mergers and acquisitions
  » business and management
  » law
  » academia
  » strategic planning
  » investor relations
  » executive leadership development
  » executive compensation
  » service as a senior officer of, or a trusted adviser to senior management of, a publicly held company.

The current and nominated independent members of the Board each possess the general skills, experience, attributes, and qualifications that make them a proper fit for the Company's Board as described above. Specific strengths and qualities possessed by each member that makes him or her eligible to serve on the Company's Board include:

Brett Biggs – business and financial expertise in the retail industry and leadership experience in multinational public companies

Francesca M. Edwardson – business experience in the transportation industry, law, human resources, and corporate governance

Sharilyn S. Gasaway – accounting, finance, mergers and acquisitions, and regulatory experience

Thad Hill – financial expertise in capital markets and business experience managing a diverse and geographically dispersed workforce

Persio Lisboa – financial expertise and business experience leading a large global corporation in the transportation equipment industry

James L. Robo – financial expertise, leadership experience, and business experience related to equipment and the transportation industry

Mr. Hunt, Mr. Roberts, and Ms. Simpson, as nonindependent directors, have extensive work experience and history with the Company, which the Board believes is critical to its composition.

Overboarding

To further facilitate each director's ability to effectively serve as a member of the Board, each director is limited to serving on no more than four boards of directors of publicly held companies in total, including that of the Company. In addition, a director is required to obtain Board approval prior to joining the board of another publicly held company, which allows the Board to exercise its judgment regarding various considerations and potential conflicts of interest.

Board Diversity

As indicated by the criteria above, the Board prefers a mix of background and experience among its members. Furthermore, our current and nominated Board is diverse both in gender and ethnic representation, with over 40% of our nominated members reflecting female or minority demographics. The Board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes, and experiences, taken as a whole, will contribute to the high standards of Board service to the Company. The effectiveness of this approach is evidenced by the directors' participation in insightful and robust yet mutually respectful deliberation that occurs at Board and Committee meetings.

Board Leadership Structure

The Company split the titles, roles, and responsibilities of the Chairman of the Board and Chief Executive Officer in 1985. The Company and the Board believe that, while the duties may be performed by the same person without consequence to either Company operations or shareholders' interest, separation of duties allows the Chairman to focus more on active participation by the Board and oversight of management, while the Chief Executive Officer is better able to focus on day-to-day operations of the Company. In addition, the Board established over a decade ago the position of Independent Lead Director. We believe having an Independent Lead Director further strengthens the Board's independent decision-making by having a designated lead director to chair executive sessions of the independent directors, facilitate communication between the Chairman, the CEO, and the independent directors, as appropriate, and serve as a general liaison between the independent directors and management.

Communications With the Board

Shareholders and other interested parties may communicate with the Board, Board Committees, or the independent or nonmanagement directors, each as a group or any director individually, by submitting their communications in writing to the attention of the Company's Corporate Secretary. All communications must identify the recipient and author, state whether the author is a shareholder of the Company, and be forwarded to the following address via certified mail:

J.B. Hunt Transport Services, Inc.
Attention: Corporate Secretary
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

The directors of the Company have instructed the Corporate Secretary not to forward to the intended recipient any communications that are reasonably determined in good faith by the Corporate Secretary to relate to improper or irrelevant topics or that are substantially incomplete.

Board Meetings and Annual Meeting Attendance

The Board held five scheduled meetings during the 2024 calendar year. All current directors attended all of the Board meetings and committee meetings on which each served during 2024. All current Board members who were nominated for election in 2024 attended the 2024 Annual Meeting of Shareholders. The Company has adopted Corporate Governance Guidelines which stress the importance of attendance, director preparedness, and active and effective participation at Board and Board Committee meetings, as well as the Annual Meeting of Shareholders.

Board Committees

Standing committees of the Board include the Audit, Executive Compensation, and Corporate Governance committees. Committee members are elected annually by the Board and serve until their successors are elected and qualified or until their earlier death, retirement, resignation, or removal.

The following table summarizes the membership of the Board and each of its committees and the number of times each met during calendar year 2024:

Director	Audit	Executive Compensation	Corporate Governance
Francesca M. Edwardson	X		X
Sharilyn S. Gasaway	Chair	X	X
Thad Hill		Chair	X
Persio Lisboa	X		X
Pat Ottensmeyer		X	X
James L. Robo		X	Chair
Number of Meetings in 2024	**9**	**5**	**4**

The Board has nominated Brett Biggs as a candidate to fill the open director position on the Board created by the death of Patrick Ottensmeyer. The Corporate Governance Committee has recommended, and the Board approved, the following committee assignments for the annual period beginning after our 2025 Annual Meeting:

Director	Audit	Executive Compensation	Corporate Governance
Brett Biggs		X	X
Francesca M. Edwardson	X		X
Sharilyn S. Gasaway	Chair	X	X
Thad Hill		Chair	X
Persio Lisboa	X		X
James L. Robo		X	Chair

Honorary Founding Directors

On February 28, 2024, the Board of Directors established the position of Honorary Founding Director. Wayne Garrison and Kirk Thompson each transitioned to this position upon their retirement from the Board at our 2024 Annual Meeting. An Honorary Founding Director serves as an advisor to the Board and executive Management in an employee capacity reporting to the Chairman of the Board.

Upon invitation by the Board, an Honorary Founding Director may attend all meetings of the Board of Directors and its committees, excluding executive sessions, and will receive access to information and materials provided to the Board. Honorary Founding Directors are not entitled to vote on or consent to any action of the Board or be considered in determining whether a quorum of the Board is present. An Honorary Founding Director does not have any responsibilities of and is not deemed to be a member of the Board of Directors. Each Honorary Founding Director serves until his resignation or removal by a vote of the majority of the Board of Directors.

Audit Committee

Under the terms of its charter, the Audit Committee oversees the Company's accounting and financial reporting processes, internal audit functions and risk management policies and practices, and the audit of the Company's financial statements and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee relies on the expertise and knowledge of the Company's management, internal auditors, and the independent registered public accounting firm.

In fulfilling its duties, the Audit Committee, among other things, shall:

- select, appoint, retain, terminate, compensate, and oversee the work of the independent registered public accounting firm serving as the Company's independent auditors,

- approve all audit engagement fees and terms and pre-approve, or establish procedures for pre-approval of, all services provided by the independent auditors or other registered public accounting firm,

- select, appoint, retain, terminate, compensate, and oversee the work of any other registered public accounting firm engaged to prepare or issue an audit report or perform other audit, review, or attest services for the Company,

- review the qualifications, performance, independence, and objectivity of the independent auditors,

- annually review the independent auditors' report on its internal quality control procedures and any material issues raised by the most recent internal quality control review, peer review, or Public Company Accounting Oversight Board review or inspection,

- review and discuss with the independent auditors their responsibilities, overall audit strategy, the scope and timing of the annual audit, any significant risks identified, and the results, including significant findings, of the audit,

- review and discuss with the independent auditors all critical accounting policies and practices to be used in the audit, alternative treatments of financial information within generally accepted accounting principles, and other material written communications between auditors and management,

- review, discuss with the independent auditors, and approve the functions of the Company's internal audit department,

- review and discuss with the independent auditors and management any audit problems or difficulties, significant disagreements with management, and management's response to any such problems, difficulties or disagreements; and resolve any disagreements between the Company's auditors and management,

- review with management and the independent auditors any major issues regarding accounting principles and financial statement presentation, any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements,

- review with management, the internal audit department, and the independent auditors the adequacy and effectiveness of the Company's internal controls over financial reporting and any fraud involving management or other employees with a significant role in such internal controls,

- review and discuss with management and the independent auditors the Company's disclosure relating to its internal controls over financial reporting and the independent auditors' report on the effectiveness of the Company's internal controls over financial reporting to be included in the Company's annual report on Form 10-K,

- review and discuss with the independent auditors the auditors' evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties,

- review the scope and performance of the department's internal audit plan and review and approve the hiring or dismissal of the internal audit manager,

- review and discuss with management and the internal audit department the risks faced by the Company and the policies, guidelines and processes by which management assesses and manages the Company's risks,

- review with management annually the Company's cybersecurity and other information technology risks, controls and procedures,

- review with the General Counsel and outside legal counsel, where appropriate, any legal and regulatory matters, including legal cases against or regulatory investigations of the Company and its subsidiaries, that could have a significant impact on the Company's financial statements,

- review and discuss with the independent auditors and management the Company's annual and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in periodic reports filed with the SEC,

- review and discuss earnings news releases with management and the independent auditors,

- prepare, or oversee the preparation of, a report of the Committee to be included in the Company's Proxy Statement,

- establish and oversee procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters,

- annually review and assess the adequacy of the Committee's charter and recommend any proposed changes to the Board for approval,

- annually conduct a self-evaluation of its performance, and

- otherwise comply with its responsibilities and duties as set forth in the Company's Audit Committee Charter.

The Board has determined that each member of the Audit Committee satisfies the independence and other requirements for audit committee membership of the NASDAQ corporate governance listing standards and Securities and Exchange Commission (SEC) requirements. The Board has also determined that the majority of the members of the Audit Committee have the attributes of an audit committee financial expert as defined by the SEC. The Board determined that these members acquired such attributes through their experience in preparing, auditing, analyzing, or evaluating financial statements, or actively supervising one or more persons engaged in such activities, and their experience of overseeing or assessing the performance of companies and public accountants with respect to preparation, auditing, or evaluation of financial statements. For additional information concerning the Audit Committee, see "Report of the Audit Committee" set forth below.

Executive Compensation Committee

The Executive Compensation Committee (the Compensation Committee) shall:

- review and approve annually the Company's stated compensation strategy, including the annual corporate goals and objectives of the Chairman of the Board, the Chief Executive Officer, and the other executive officers,

- determine and approve base salary compensation of the Company's executive officers,

- determine and approve annual equity-based awards for the Company's officers, as defined under Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act), with the exception of the Chairman of the Board and the Chief Executive Officer,

- evaluate and recommend to the independent members of the Board, for their approval, base salary and annual equity-based awards for the Chairman of the Board and the Chief Executive Officer,

- review annually and recommend to the Board the compensation for members of the Board,

- review and approve the annual performance goals and objectives of the Company's executive officers, including the Chief Executive Officer,

- establish and certify the achievement of performance goals,

- oversee the Company's incentive compensation and equity-based compensation plans,

- assess the adequacy and competitiveness of the Company's executive and director compensation programs,

- review and discuss with management the Compensation Discussion and Analysis and recommend whether such analysis should be included in the Proxy Statement filed with the SEC,

- produce an Annual Report on executive compensation for inclusion in the Company's Proxy Statement,

- review and approve any employment agreements, severance agreements or arrangements, retirement arrangements, change in control agreements/provisions, and any special or supplemental benefits for each officer of the Company,

- approve, disapprove, modify, or amend any non-equity compensation plans designed and intended to provide compensation primarily for officers,

- make recommendations to the Board regarding adoption of equity-based compensation plans,

- administer, modify, or amend equity-based compensation plans,

- review and recommend to the Board the frequency with which the Company will conduct Say on Pay Votes required by Section 14A of the Exchange Act, and review and approve any proposals related thereto,

- review annually whether the Company's executive compensation arrangements could create any material risks to the Company and evaluate policies and practices that could mitigate any such risk,

- determine stock ownership guidelines for the executive officers, recommend stock ownership guidelines for the Chairman of the Board, the Chief Executive Officer, and members of the Board, and monitor compliance with such guidelines, and

- otherwise comply with its responsibilities and duties as set forth in the Company's Compensation Committee Charter.

None of the individuals currently serving or nominated to serve on the Compensation Committee has ever been an officer or employee of the Company. The Board has determined that all current and nominated members of the Compensation Committee satisfy the independence requirements of the NASDAQ corporate governance listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the Corporate Governance Committee) shall:

- annually review the Company's Corporate Governance Guidelines and policies,

- assist the Board in identifying, screening, and recruiting qualified individuals to become Board members,

- propose nominations for Board membership and committee membership,

- assess the composition of the Board and its committees,

- oversee the performance of the Board and committees thereof, and provide recommendations to the Board to enhance the Board's effectiveness,

- review the Company's plan for succession of management,

- monitor compliance with the Company's corporate code of ethics for directors, executive officers, and employees and oversee its implementation and enforcement,

- review the Company's corporate code of ethics on an annual basis, or more frequently if appropriate, and recommend any changes as necessary to the Board,

- oversee the Company's strategies addressing environmental and social issues and risks,

- oversee and monitor the Company's policies, activities, and expenditures with respect to government lobbying and advocacy and political contributions,

- approve and review pledges of the Company's common stock by directors and officers in accordance with the Company's Insider Trading Policy,

- oversee and monitor the Company's practices to promote inclusion and employee welfare with an annual update to the Board,

- review any director resignation letter tendered in accordance with the Company's director resignation policies, and evaluate and recommend to the Board whether such resignation should be accepted,

- review and approve all related-party transactions (as required by law, NASDAQ rules, or SEC regulations),

- annually conduct a self-evaluation of its performance, and

- otherwise comply with its responsibilities and duties as set forth in the Company's Corporate Governance Committee Charter.

The Board has determined that all current and nominated members of the Corporate Governance Committee satisfy the independence requirements of the NASDAQ corporate governance listing standards.

Code of Business Conduct and Ethics

The Board has adopted a Corporate Code of Ethical and Professional Standards for Directors, Officers and Employees (the Code of Ethics) that applies to all of the Company's directors, officers, and employees. The purpose and role of this Code of Ethics is to focus our directors, officers, and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct, and help enhance and formalize our culture of integrity, honesty, and accountability. As required by applicable law, the Company will post on the "Corporate Governance" page of the "Environmental, Social and Governance Reporting" section of its website at jbhunt.com any amendments to or waivers of any provision of this Code of Ethics made for the benefit of executive officers or directors of the Company.

Corporate Governance

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines and policies to assist it in exercising its responsibilities to the Company and its shareholders. These guidelines and policies address, among other items, director qualifications and responsibilities, Board Committees, and nonemployee director compensation.

Insider Trading Restrictions

The Company has adopted a written Insider Trading Policy that governs the purchase, sale, and other dispositions of its securities by its directors, officers, and covered employees. The Insider Trading Policy is designed to promote compliance with trading laws, rules, and regulations, as well as the corporate governance listing standards of NASDAQ, the stock exchange on which our common stock is traded. The policy may be accessed on the "Corporate Governance" page of the "Environmental, Social and Governance Reporting" section of our website at jbhunt.com.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires each director, officer, and any individual beneficially owning more than 10% of the Company's common stock to file with the SEC reports of security ownership and reports on subsequent changes in ownership. These reports are generally due within two business days of the transaction giving rise to the reporting obligation.

To the Company's knowledge, based solely on a review of such reports filed electronically with the SEC and written representations from the reporting persons that no other reports were required, all Section 16(a) filings were made in a timely manner, with the following exceptions: Brian Webb, Greer Woodruff, David Keefauver, Jennifer Boattini, Spencer Frazier, John Kuhlow, and Kevin Bracy each had one Form 4 to report the vesting of restricted share units and the related withholding of shares to pay taxes that was not filed timely due to an administrative issue. Additionally, Patrick Ottensmeyer had one late filing to report his initial beneficial ownership of shares.

Certain Relationships and Related-Party Transactions

The Corporate Governance Committee is charged with the responsibility of reviewing and preapproving all related-party transactions (as defined in SEC regulations) and periodically reassessing any related-party transaction entered into by the Company. The Committee does not currently have any formal policy or procedures with respect to its review and approval of related-party transactions but considers each such transaction or proposed transaction on a case-by-case basis.

Bryan Hunt, one of our current directors, is the son of Johnelle Hunt, a principal shareholder of the Company.

During 2024, the Company earned $28.0 million in revenue for transportation services provided to its customer Simmons Foods, Inc. The brother of John Roberts, Chairman of the Board, is employed by Simmons Foods, Inc. as a Senior Vice President – Marketing, Business Development & Sales Operations, Pet Food. Mr. Roberts was not involved in the solicitation or establishment of these services, which were provided at arm's length in the ordinary course of business and were provided substantially on the same terms as those of unrelated parties for comparable transactions.

During 2024, the Company procured $648,568 in third-party purchased transportation services from Prosport Express, Inc. The son of John Roberts, Chairman of the Board, was a Director of Sales at Prosport Express during 2024. Mr. Roberts was not involved in the solicitation or establishment of these services, which were provided at arm's length in the ordinary course of business and were provided substantially on the same terms as those of unrelated parties for comparable transactions.

During 2024, the Company procured $232,747 in third-party purchased transportation services from Gulf Relay LLC. Jennifer R. Boattini's brother is the Chief Operating Officer of Gulf Relay LLC. Ms. Boattini was not involved in the solicitation or establishment of these services, which were provided at arm's length in the ordinary course of business and were provided substantially on the same terms as those of unrelated parties for comparable transactions.

Two sons-in-law of Kirk Thompson, Honorary Founding Director and former Chairman of the Board of the Company, were employed by the Company in calendar year 2024. The first earned $384,692 and the second earned $284,562 in 2024 compensation.

Compensation Committee Interlocks and Insider Participation

During the 2024 calendar year, none of the Company's executive officers served on the board of directors or compensation committees of any entity whose directors or officers served on the Company's Board or Compensation Committee. No current or past executive officers or employees of the Company served on the Compensation Committee.

Principal Shareholders of The Company

The following table sets forth all persons known to be the beneficial owner of more than 5% of the Company's common stock as of December 31, 2024. Unless otherwise indicated in the footnotes below, "beneficially owned" means the sole or shared power to vote or direct the voting of a security or the sole or shared power to dispose or direct the disposition of a security.

Name and Address	Number of Shares	Percent of Class
Johnelle Hunt[1] 3333 Pinnacle Hills Parkway Rogers, AR 72756	18,326,504	18.2%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	9,397,670	9.5%
BlackRock, Inc.[3] 50 Hudson Yards New York, NY 10001	6,597,065	6.4%

(1)   Based on the shareholder's Form 5, filed with the SEC on January 28, 2025.

(2)   Based on the most recent SEC filing by The Vanguard Group on Schedule 13G/A dated February 13, 2024. Of the total shares shown, the nature of beneficial ownership is as follows: sole voting power, zero shares; shared voting power, 104,629 shares; sole dispositive power, 9,397,670 shares; and shared dispositive power, 346,998 shares. The Company makes no representation as to the accuracy of the information reported in such beneficial ownership reports.

(3)   Based on the most recent SEC filing by BlackRock, Inc. on Schedule 13G/A dated January 29, 2024. Of the total shares shown, the nature of beneficial ownership is as follows: sole voting power, 5,950,344, shares; shared voting power, zero shares; sole dispositive power, 6,597,065 shares; and shared dispositive power, zero shares. The Company makes no representation as to the accuracy of the information reported in such beneficial ownership reports.

Executive Compensation

Compensation Discussion and Analysis

Introduction

This Compensation Discussion & Analysis (CD&A) provides information regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and certain other executive officers who were the most highly compensated in calendar year 2024. These individuals, referred to collectively as "named executive officers" or NEOs, are identified below:

- Shelley Simpson – Chief Executive Officer and President
- John N. Roberts III – Chairman of the Board; Chief Executive Officer for the first half of 2024
- John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
- Nicholas Hobbs – Chief Operating Officer, President of Highway and Final Mile Services, and Executive Vice President
- Darren Field – President of Intermodal and Executive Vice President
- Bradley Hicks – President of Dedicated Contract Services and Executive Vice President

The Executive Compensation Committee (the Compensation Committee) operates under a written charter adopted by the Board, a copy of which is available on the "Corporate Governance" page of the "Environmental, Social and Governance Reporting" section of the Company's website at jbhunt.com. In carrying out its responsibilities, the Compensation Committee, among other things:

- evaluates and recommends to the independent Board members, for their approval, the annual salaries and bonuses of the Chairman of the Board and the Chief Executive Officer,
- reviews and approves annual corporate goals and objectives of the Chairman of the Board and the Chief Executive Officer and other Section 16 reporting officers,
- recommends to the independent Board members, for their approval, equity-based compensation awards under the Company's Management Incentive Plan (the MIP), as amended and restated, for the Chairman of the Board and the Chief Executive Officer,
- reviews and approves equity-based compensation awards under the Company's MIP, as amended and restated, for the Section 16 reporting officers,
- establishes and certifies the achievement of performance goals under the Company's incentive and performance-based compensation plans,
- evaluates and recommends to the full Board, for their approval, annual compensation for the Company's nonemployee directors,
- reviews other Company executive compensation programs,
- reviews and discusses the CD&A with management, and based on such review and discussion, recommends to the Board whether the CD&A should be included in the Proxy Statement,
- reviews and approves the Compensation Committee report to the shareholders and the "say on pay" and "say on pay frequency" proposals to be included in the Proxy Statement, and
- reviews and discusses whether the Company's executive compensation arrangements could create any material risks to the Company.

The Chairman of the Board recommends to the Compensation Committee the form and amount of compensation to be paid to the Chief Executive Officer. The Chief Executive Officer provides recommendations to the Compensation Committee regarding the form and amount of compensation to be paid to the other executive officers. Additionally, the Chairman of the Board, the Chief Executive Officer, President, and the Chief Financial Officer regularly attend Compensation Committee meetings, except for executive sessions. Upon request, management has provided to the Compensation Committee historical and prospective breakdowns of primary compensation components for each executive officer, wealth accumulation analyses, and internal pay equity analyses, as described in more detail below.

At our 2024 Annual Meeting, the shareholders approved, on an advisory basis, the compensation of the named executive officers (95.9% of votes cast). The Compensation Committee believes this level of shareholder support reflects a strong endorsement of the Company's compensation policies and decisions. The Compensation Committee has considered the results of the last advisory vote on executive compensation in determining the Company's compensation policies and decisions for 2025 and has determined that these policies and decisions are appropriate and in the best interests of the Company and its shareholders at this time. Previously, at our 2023 Annual Meeting, the shareholders voted for approval of a frequency of holding advisory votes every year with respect to named executive officer compensation (98.2% of votes cast). Accordingly, an advisory vote on executive compensation has been included as Proposal Number Two within this Proxy Statement.

In 2024, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) to review the Company's executive compensation policies and practices. Meridian was also directed to assist with the development of a comparable peer group for executive compensation purposes and to benchmark compensation levels for the NEOs. Meridian is retained by, and reports to, the Compensation Committee to provide compensation analyses and consultation at the Committee's request, and Meridian participated in all of the regularly scheduled Compensation Committee meetings in 2024. The Committee has assessed the independence of Meridian pursuant to applicable SEC and NASDAQ rules and concluded that Meridian's work for the Committee does not raise any conflict of interest.

Historically, the Compensation Committee meets during the first quarter to finalize discussion regarding the Company's performance goals for the previous and current year with respect to performance-based compensation to be paid to executive officers, to review and discuss the CD&A with management, and to approve its report for the Proxy Statement. These goals are approved within 90 days of the beginning of the year. In addition, during this and other regularly scheduled meetings throughout the year, the Compensation Committee meets to:

- discuss any new compensation issues,
- review base compensation, bonus, and MIP award analyses,
- approve the engagement of the compensation consultant for annual executive and director compensation surveys,
- review and discuss information provided by the compensation consultant and the recommendations made by the Chairman of the Board and the Chief Executive Officer,
- review the performance of the Company and the individual officers,
- approve short-term cash bonus and long-term incentive awards, and
- determine executive officers' base salaries.

Management also advises the full Board, including the Compensation Committee members, throughout the year of any new issues and developments regarding executive compensation.

Compensation Philosophy and Principles

The Compensation Committee acknowledges that the transportation industry is highly competitive and that experienced professionals have career mobility. The Company believes that it competes for executive talent with a large number of companies, some of which have significantly larger market capitalizations and others of which are privately owned. Retention of key talent remains critical to our success. The Company's need to focus on retention is compounded by its size and geographic location. The Company's compensation program is structured to attract, retain, and develop executive talent with the ability to assume a broad span of responsibilities and successfully lead complex business units to market-leading positions in the industry. The Compensation Committee believes that the ability to attract, retain, and provide appropriate incentives for professional personnel, including the senior executive officers and other key employees of the Company, is essential to maintaining the Company's leading competitive position, thereby providing for the long-term success of the Company. The Compensation Committee's goal is to maintain compensation programs that are competitive within the transportation industry. Each year, the Compensation Committee reviews the executive compensation program with respect to external competitiveness and linkage between executive compensation and creation of shareholder value and determines what changes, if any, are appropriate.

The overall compensation philosophy of the Compensation Committee and management is guided by the following principles:

- *Compensation levels should be sufficiently competitive to attract and retain key talent.* The Company aims to attract, motivate, and retain high-performance talent to achieve and maintain a leading position in our industry. Our total compensation package should be strongly competitive with other transportation and logistics companies.

- *Compensation should relate directly to performance and responsibility.* Total compensation should be tied to and vary with performance and responsibility, both at the Company and individual level, in achieving financial, operational, and strategic objectives. Differentiated pay for high-performing individuals should be proportional to their contributions to the Company's success.

- *Short-term incentive compensation should constitute a significant portion of total executive compensation.* A large portion of total compensation should be tied to performance, and therefore at risk, as position and responsibility increase. Individuals with greater roles and the ability to directly impact strategic direction and long-term results should bear a greater proportion of the risk.

- *Long-term incentive compensation, the Company's Management Incentive Plan (the MIP), should be closely aligned with shareholders' interests.* Awards of long-term compensation encourage executive officers to focus on the Company's long-range growth and development and incent them to manage from the perspective of shareholders with a meaningful stake in the Company, as well as to focus on long-term career orientation. Participants in the MIP are expected to own Company stock. The expectations are discussed in this CD&A under the caption "Stock Ownership Guidelines."

The Company's executive compensation program is designed to reward the achievement of initiatives regarding growth, productivity, and people, including:

- setting, implementing, and communicating strategies, goals, and objectives to ensure that the Company grows revenue and earnings at rates that are comparable to or greater than those of our peers and that create value for our shareholders,

- motivating and exhibiting leadership that aligns the interests of our employees with those of our shareholders,

- developing a grasp of the competitive environment and taking steps to position the Company for growth and as a competitive force in the industry,

- constantly renewing the Company's business model and seeking strategic opportunities that benefit the Company and its shareholders, and

- implementing a discipline of compliance and focusing on the highest standards of professional conduct.

Process of Setting Compensation

Benchmarking Against a Peer Group

The Compensation Committee engaged Meridian to perform a competitive market assessment for the NEOs to evaluate base salary, target annual incentives, target total cash compensation, long-term incentives, and total direct compensation prior to approving the NEO compensation levels and structure for 2024.

This assessment involved the use of a peer group, as noted below, consisting of 14 transportation and logistics companies in the national marketplace as well as companies of comparable size, complexity of operations, or similar customer base. These companies represent both business competition and the most relevant labor market for our executives.

C.H. Robinson Worldwide, Inc.	CSX Corporation	Expeditors Int'l of Washington, Inc.
Hub Group, Inc.	Knight-Swift Transportation Holdings, Inc.	Norfolk Southern Corporation
Old Dominion Freight Line, Inc.	Republic Services Inc.	Ryder System, Inc.
Schneider National Inc.	Stericycle Inc.	Union Pacific Corporation
Waste Management Inc.	XPO, Inc.	

The above peer group represents the same 14 companies used by the Compensation Committee for benchmarking purposes in 2023. However, in 2024, the Committee approved the replacement of Stericycle, Inc. with United Rentals, Inc. in the peer group for purposes of setting compensation in 2025, based on the above factors and Stericycle's then pending acquisition by Waste Management, Inc., which was completed in November 2024.

Compensation Analysis Tools

In addition to the competitive compensation survey information for each officer that was compiled, the Compensation Committee also reviewed historical executive compensation. The Compensation Committee anticipates that pertinent compensation information will continue to be developed and enhanced to allow the Committee to perform the most relevant analyses practicable.

Our objective for total executive compensation is to target a competitive range around the 50th percentile of the peer group. We believe that a sizeable portion of overall compensation should be at risk and tied to shareholder value. Historically, our bonuses have been tied to operating income, earnings before taxes (EBT), revenue, earnings per share (EPS), or other identified metrics. As performance against these metrics increases, so do executive bonuses. Long-term incentives are used as tools to reward executives for current and future performance, to encourage an executive to remain with the Company, and to align the executive's interests with those of our shareholders. As part of our long-term incentive strategy, executives are expected to maintain stock ownership values as a multiple of their base salaries. Long-term incentives for NEOs are performance-based. While certain components of compensation are directly tied to the Company's reported financial performance, sufficient accounting and operational controls are in place and tested effectively to ensure that the Company's compensation practices and policies, including those for nonexecutives, are not reasonably likely to have a material adverse effect on the Company.

Our Company has a 401(k) plan that assists participants in providing for retirement. The Company contributes to each NEO's account per year based on the NEO's voluntary contribution amount. The accumulated value in unvested equity-based awards and stock owned currently is critical to each executive's ability to adequately provide for his or her retirement.

Long-Term Compensation Analyses and Policies

With respect to long-term, equity-based awards, the Company maintains the MIP. The MIP was originally adopted and approved by the Board on March 17, 1989, and an amended and restated MIP was subsequently approved by the shareholders on May 11, 1995. The MIP has been amended and restated a number of times since its adoption, and all amendments requiring approval of the shareholders have been approved, with the last approval occurring at our Annual Meeting of Shareholders held in 2017. As of December 31, 2024, there were 44 million shares of common stock authorized for issuance under the MIP, of which approximately 3.5 million shares are available for future equity-based awards.

Performance-based restricted share units, time-vested restricted share units, and stock options of the Company may be granted under the MIP in an effort to link future compensation to the long-term financial success of the Company. These equity-based awards are granted to executive officers, including the NEOs, and other key employees and are intended to attract and retain employees, to provide incentives to enhance job performance, and to enable those persons to participate in the long-term success and growth of the Company through an equity interest in the Company.

The Company has adopted an equity grants policy regarding the process and procedures for granting equity-based awards, including determination of the grant date and exercise price and the timing of equity-based awards in relation to trading window restrictions and the disclosure of material nonpublic information. Consistent with this policy, recommendations of equity-based annual awards for our executive officers are presented to the Compensation Committee during its first-quarter meeting usually held in late January of each year following the announcement of the Company's fourth quarter and annual financial and operating results. The Compensation Committee then approves the equity-based awards to the executive officers, other than the Chairman of the Board and the Chief Executive Officer, and recommends the awards for the Chairman of the Board and Chief Executive Officer to the Company's independent directors for their approval at the Board's regular meeting usually held the following day, with all annual equity-based awards to the executive officers being effective upon the independent directors' approval of the awards to the Chairman and the Chief Executive Officer. Grants other than the annual awards are made on a limited basis such as in connection with the hiring or the promotion of an employee into a stock-eligible position. The Compensation Committee has in recent years utilized time-based and performance-based restricted share units for all grants of equity-based awards to our executive officers and employees. The Company does not currently have any outstanding stock option or similar awards.

The equity grants policy prohibits the disclosure of material non-public information for the purpose of affecting the value of executive compensation. In the event that material, nonpublic information becomes known to the Compensation Committee, the Company, or its employees at a time when such information could affect or otherwise impact the imminent grant of equity-based compensation, management and the Compensation Committee will take the existence of such information under advisement and determine, after considering relevant factors, whether to delay the grant of such equity-based compensation to a later date to avoid the appearance of any impropriety.

Deductibility of Compensation and Other Regulatory Considerations

Section 162(m) of the Internal Revenue Code, as amended (the Code), places a limit of $1 million on the amount of compensation the Company may deduct for federal income tax purposes in any one year with respect to the Company's Chief Executive Officer, the Chief Financial Officer, and the next three most highly compensated executive officers whose compensation is required to be disclosed in the Company's annual Proxy Statement (the Covered Employees).

In reviewing the effectiveness of the Company's compensation program, the Compensation Committee considers the anticipated tax treatment to the Company and to its executives of various payments and benefits. Additionally, the deductibility of certain compensation payments depends upon the timing of an executive's vesting or exercise of previously granted awards, as well as interpretations and changes in the tax laws and other factors beyond the Compensation Committee's control. For these and other reasons, including the need to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee generally does not limit executive compensation to that which is deductible under the Code. The Company has not adopted a policy with regard to the deductibility of executive compensation.

In 2024, the following compensation paid was not deductible by the Company:

Shelley Simpson	$3,779,269
John N. Roberts, III	8,981,721
John Kuhlow	1,523,316
Nicholas Hobbs	2,690,452
Darren Field	3,050,860

Derivative Trading, Hedging, and Trading Plans

The Company has a policy that prohibits directors, officers, and other covered employees from engaging in short sales or in transactions involving derivatives based on the Company's common stock, such as option contracts, straddles, collars, hedges, and writing puts or calls. In addition, the Company's policy requires that directors, officers, and other covered employees must inform the Office of the Chief Financial Officer before buying or selling any beneficially owned common stock of the Company or entering into a trading plan under the SEC's Rule 10b5-1.

Stock Pledging

On January 20, 2022, the Company adopted a formal policy regarding the pledging of shares by our directors and officers. Under this policy, directors and officers are prohibited from holding shares of Company stock in a margin account but may pledge Company stock as collateral for a loan (but not margin debt), provided that:

- His or her ownership of Company stock, excluding any shares pledged or proposed to be pledged, meets and continues to meet the Company's stock ownership guidelines applicable to the pledging director or officer during the period in which such shares are pledged as security, and

- The amount of the financial obligation secured by the pledged shares is disclosed in the Company's proxy statement for its next annual meeting of shareholders and in each succeeding annual proxy statement while the shares are pledged. See "Security Ownership of Management" on page 36 of this Proxy Statement.

If a director or officer wishes to execute any new pledge of shares, or pledge of additional shares, of Company stock as collateral for a loan, a request for approval must be submitted to the Corporate Governance Committee at least three weeks prior to the proposed pledge. However, approval by the Corporate Governance Committee is not required for any shares pledged prior to January 20, 2022 or future pledges made upon a renewal of a financial obligation secured by shares that were pledged prior to January 20, 2022, or previously approved by the Corporate Governance Committee, unless additional shares are proposed to be pledged in connection with such renewal. The Corporate Governance Committee will annually review any pledges of the Company's common stock by directors and officers to assess whether the conditions described above continue to be met and whether such pledges pose any unnecessary risks to the Company.

Stock Ownership Guidelines

To motivate the Company's officers and senior management to emulate its shareholders, the Company expects its management to own Company stock at levels described in the table shown below within five to eight years of accepting the relevant position.

Stock ownership is defined as stock owned:

- directly or indirectly, and/or
- through the Company's 401(k) Employee Retirement Plan.

Position	Ownership Multiple of Base Salary
Chief Executive Officer	6 times
President	6 times
Executive Vice Presidents	3.5 times
Senior Vice Presidents	2.75 times
Vice Presidents	2.5 times

The Compensation Committee has determined that all of the Company's officers and members of senior management covered by these guidelines had met their ownership goals or were within the permitted period of time to meet such goals.

Stock Retention Policy

In addition to the stock ownership guidelines indicated above, the Company expects all shares obtained by an NEO from the vesting or exercise of restricted share units and stock options to be retained until the established ownership levels have been achieved. The Company does not have any other stock retention policy.

Recovery of Awards

The Company has a written policy for the recovery of erroneously awarded incentive-based compensation, in accordance with the NASDAQ and SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under the policy, in the event the Company is required to prepare a restatement of its financial statements due to its material noncompliance with any financial reporting requirement under the securities laws, the Company will recoup any incentive-based compensation paid to the Company's executive officers that exceeds the amount that would have been paid had such compensation amount been determined based on the restated financial statement. A copy of the policy is included as an exhibit to the Company's Annual Report on Form 10-K. In 2024, the Company was not required to complete a restatement that required recovery of incentive-based compensation, and there was no outstanding balance of excess incentive-based compensation related to any prior restatement. With regard to equity-based awards, the MIP gives the Company broad discretion to reduce, cancel, seek to forfeit, or recoup any Plan participant's awards upon the breach of any agreement with or obligation to the Company, violation of any Company policy or procedure, or engagement in conduct that is otherwise detrimental to the business or reputation of the Company. Since becoming a public company in 1983, the Company has had no illegal actions by its officers or restatements of financial information.

Summary

The Company intends to continue its practice of compensating its executives through programs that emphasize performance. To that end, executive compensation is tied directly to the performance of the Company and is structured to ensure that, due to the nature of the business and the degree of competitiveness for executive talent, there is an appropriate balance between:

- base salary and incentive compensation,
- short-term and long-term compensation, and
- cash and noncash compensation.

Each is determined and measured by:

- competitive compensation data,
- financial, operational, and strategic goals,
- long-term and short-term performance of the Company compared with its peer group, and
- individual contribution to the success of the Company.

The Committee also reviewed its compensation strategy in general and specific components of total direct compensation and determined that none of the Company's compensation programs, individually or as a whole, would create risks that are reasonably likely to have a material adverse effect on the Company. The Committee presented its review and conclusion to the entire Board.

2024 Compensation

Elements of Compensation

The Company's primary compensation components are summarized below. Generally, the Company's compensation program consists of an annual base salary, short-term cash incentive awards, and an annual long-term, equity-based award. Primary benefits for executives include participation in the Company's 401(k) plan, health, dental, and vision plans, and various insurance plans, including disability and life insurance, all of which are available to all employees on a nondiscriminatory basis. The Company provides limited perquisites to executive officers and other key employees as described in more detail on page 67 under the section titled "Other Perquisites."

Total direct compensation for executive officers, including the NEOs, consists of one or more of the following components:

- base salary,
- annual performance-based incentive cash bonus awards,
- long-term incentive/equity-based compensation,
- health and welfare benefits, and
- other benefits.

The table below provides a summary of the description and purpose of each component of our incentive compensation to our NEOs for 2024.

Incentive Compensation Component	Description	Purpose
Company Bonus Plan (Cash)	Annual bonus plan based on operating income, with bonus payouts calculated as a percentage of base salary	To encourage individuals with greater roles and the abilities to directly impact strategic direction and long-term results
Performance-Based Units – Operating Income (Equity)	Awards of restricted share units that are subject to future annual operating income targets with incremental vesting	To encourage executive officers to focus on the Company's long-range growth and development and incent them to manage from the perspective of shareholders with a meaningful stake in the Company, as well as to focus on long-term career orientation
Performance-Based Units – Relative ROIC (Equity)	Awards of restricted share units that are contingent on the Company's attainment of a targeted three-year return on invested capital (ROIC) relative to the ROIC consistently calculated for the same reporting periods for companies included in an independent peer group	

The Compensation Committee, with recommendations from management, works to create what it believes is the best mix of these components in delivering total direct compensation. In determining annual compensation, the Compensation Committee reviews all elements of compensation separately and in the aggregate. These compensation components are comparable to those of the Company's competitors and peer group.

In its review of executive compensation, and, in particular, in determining the amount and form of incentive awards discussed below, the Compensation Committee generally considers several factors. Among these factors are:

- market information with respect to cash and long-term compensation for its peer group,
- amounts paid to the executive officer in prior years as salary,

- annual bonus and other compensation,
- the officer's responsibilities and performance during the calendar year, and
- the Company's overall performance during prior calendar years and its future objectives and challenges.

Cash compensation for our NEOs varies as the operating income of the Company changes, due to the nature of our bonus plan described below. Grants of performance-based restricted share units are typically made annually.

It has been the policy of the Company to put a significant portion of the executive's compensation at risk. This is accomplished by our cash bonus plan, which is directly tied to operating income growth and the issuance of performance-based restricted share units. Equity-based awards from the MIP vest over a time period usually from three to ten years. These awards are subject to forfeiture if the employee leaves the Company. Furthermore, the future vesting of performance-based equity awards is contingent on the Company's attainment of predetermined performance metrics established by the Committee. The Committee and management believe that the proportion of compensation at risk should rise as the employee's level of responsibility increases.

The Compensation Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the individual performances of the NEOs. The Compensation Committee considers actual results against pre-established goals and also bases its compensation decisions for the NEOs on:

- leadership,
- the execution of business plans,
- strategic results,
- operating results,
- growth in operating income or other identified metrics,
- size and complexity of the business,
- experience,
- strengthening of competitive position,
- analysis of competitive compensation practices, and
- assessment of the Company's performance.

Where possible, the above criteria were compared with the peer group selected as well as the Chief Executive Officer's and the President's input for their direct reports and the Chairman of the Board's input for the Chief Executive Officer.

Base Salary

The Compensation Committee believes that competitive levels of cash compensation, together with equity-based and other incentive programs, are necessary for motivating and retaining the Company's executives. Salaries provide executives with a base level of monthly income and help achieve the objectives outlined above by attracting and retaining strong talent. Base salaries are evaluated annually for all executive officers, including the Chief Executive Officer. Generally, base salaries are not directly related to specific measures of corporate performance, but are determined by the relevance of experience, the scope and complexity of the position, current job responsibilities, retention, and relative salaries of the peer group members. The Compensation Committee generally approves annual increases in base salaries but may elect not to increase an executive officer's annual salary and has so elected in prior years. If warranted, the Compensation Committee may approve other increases in base salary where an executive officer takes on added responsibilities or is promoted.

Executive Compensation

In January 2024 and 2025, the Compensation Committee reviewed each NEO's base salary and the independent Board members reviewed the Chief Executive Officer's base salary. After applying the aforementioned guidelines, the independent Board members approved the salary increases listed below for Shelley Simpson and John N. Roberts, III, and the Compensation Committee approved the salary increases listed below for the remaining NEOs.

	2023 Salary ($)	2024 Salary ($)	Increase / (Decrease) For 2024 (%)	2025 Salary ($)	Increase / (Decrease) For 2025 (%)
Shelley Simpson [1]	800,000	900,000	12.5	929,000	3.2
John N. Roberts, III [1]	1,000,000	826,400	(17.4)	661,120	(20.0)
John Kuhlow	525,000	541,800	3.2	559,000	3.2
Nicholas Hobbs	675,000	700,000	3.7	722,400	3.2
Darren Field	575,000	595,000	3.5	614,000	3.2
Bradley Hicks	550,000	567,500	3.2	578,850	2.0

(1)   At the Company's 2024 Annual Meeting of Shareholders, John N. Roberts, III, then Chief Executive Officer of the Company, assumed the role of executive Chairman of the Board. Mr. Roberts held both roles until July 1, 2024, when he retired from the position of Chief Executive Officer and Shelley Simpson assumed the role. The annual salaries reported above for 2024 reflect those approved by the independent Board members for Ms. Simpson and Mr. Roberts, respectively, effective July 1, 2024. From January 28 to July 1, 2024, Mr. Roberts' and Ms. Simpson's annual base salaries were $1,033,000 and $826,400, respectively.

Annual Bonus Award

The Company's bonus plan in effect for calendar year 2024 was tied fully to operating income (company bonus plan). Operating income is deemed an appropriate metric to determine operational efficiency and removes uncontrollable effects of change in income tax law. When management presents its budget for the year, the Compensation Committee establishes a matrix of reported results with corresponding bonus payout levels. These forecasted revenue and earnings results are based on customer freight trends, strategies for growth and controlling costs, and corporate strategies to maximize shareholder return. Once presented to the Board, the financial budget and bonus plan matrix remains fixed, though management continually reforecasts expectations based on actual results and on changing facts and assumptions. Changes in uncontrollable factors such as general economic conditions, railroad or port authority service issues, or rapidly fluctuating fuel costs can have a significant impact on the Company's actual financial results. Therefore, as the Company performs against the original budget, the executives' bonus performs against the pre-established matrix.

On January 23, 2025, the Compensation Committee approved and adopted a modified performance-based annual cash incentive program for our named executive officers related to the Company's revenue, excluding fuel surcharge revenue, operating income and safety performance for calendar year 2025. According to the 2025 company bonus plan, each of our named executive officers will be eligible to receive a single cash bonus payout following the completion of calendar year 2025 based 70% on the Company's reported operating income for 2025 and 15% each on the Company's reported revenue, excluding fuel surcharge revenue, for 2025 and preventable collisions per million miles driven for 2025, which we determine are reportable to the U.S. Department of Transportation relative to the Company's respective targeted or projected amounts for each metric.

Annual Bonus Payout

For 2024, the company bonus plan was based on annual reported operating income and consisted of a single payout to be made in January 2025 based on the full year 2024 operating income matrix approved by the Compensation Committee. The established matrix consisted of operating income ranging from $938 million to $1.3 billion, translating to annual bonus payout percentages ranging from 15% to 185% of the Chief Executive Officer's and the President's base salaries and 15% to 160% of all other NEO's base salary.

The 2024 annual bonus payout targets compared with actual reported operating income and actual payout percentages were as follows:

Period	Operating Income ($) (millions)				Bonus Payout % of Salary			
	Min.	Target	Max.	Reported	Min.	Target	Max.	Actual
Annual (CEO & President)	938	1,104	1,269	831	15.0	105.0	185.0	-
Annual (All Other NEOs)	938	1,104	1,269	831	15.0	80.0	160.0	-

No annual payout was made under the company bonus plan for 2024, as actual operating income for 2024 did not meet the targeted performance range.

Under the 2025 company bonus plan, the Chairman of the Board and the Chief Executive Officer will each be eligible to earn a bonus payout ranging from 37.5% to 300% of his or her annual base salary as of December 31, 2025, if a threshold performance level is achieved with respect to each metric, with a targeted bonus amount of 150% of annual base salary. Each other NEO will be eligible to earn a bonus payout ranging from 25% to 200% of his or her annual base salary as of December 31, 2025, if a threshold performance level is achieved with respect to each metric, with a targeted bonus amount of 100% of annual base salary. The actual bonus payouts will be based on the Company's achievement of a range of revenue, excluding fuel surcharge revenue, operating income and preventable collisions rate results for calendar year 2025 of 85% to 115% of the targeted or projected amounts for each metric. No bonus will be paid unless the Company achieves actual results of at least the threshold performance level for at least one metric, with each metric being weighted in determining the payment calculation as described above and the preventable collisions rate being measured inversely to reflect safety performance. For purposes of the plan, operating income, revenue and preventable collision rate results may be adjusted to disregard or exclude the impact of any cash bonus or stock compensation expense, any unusual or infrequently occurring items or events, and the effects of changes in applicable laws or accounting principles, as the Committee deems appropriate.

Long-Term, Equity-Based Award

Each executive is eligible to receive a long-term incentive award of performance-based restricted share units. Performance-based restricted share units are intended to help achieve the objectives of the compensation program, including the retention of high-performing and experienced talent, a career orientation, and strong alignment with shareholders' interests. The performance-based restricted share units are awarded and settled from shares reserved for issuance under the MIP. The Compensation Committee approves or adjusts the award based on the above criteria for all NEOs. The awards for the Company's Chairman of the Board and Chief Executive Officer are presented for final approval to the Company's independent Board members. The Compensation Committee believes that performance-based restricted share units must be sufficient in size to provide a strong, long-term performance and retention incentive for executives and to increase their vested interest in the Company. Performance-based restricted share units are used as long-term incentives because they are less dilutive to shares outstanding and to profits. Performance-based restricted share units generally vest over a time period ranging from three to ten years.

For 2024, the Compensation Committee granted two types of performance-based restricted share units to the NEOs of the Company: those based on operating income and those based on return on invested capital (ROIC). Three-fourths of the annual NEO restricted share units awarded are subject to future annual operating income targets with incremental vesting, consistent with past awards, while the remaining one-fourth are contingent on an additional metric measured cumulatively over three years with single cliff vesting at the end of the three-year performance period.

For grants based on operating income, each grant typically vests incrementally over a vesting schedule ranging from three to ten years, subject to service and performance conditions. Each portion that vests in a particular

Executive Compensation

year, or each tranche, of performance-based awards is contingent on the Company's attainment of predetermined performance goals established by the Compensation Committee. Historically, the Compensation Committee has predominantly set operating income targets for each tranche of performance-based restricted share units granted to NEOs. Therefore, while an NEO may receive a grant that vests over a period of years, the operating income performance goal must be met for each tranche in order for the NEO to receive the full value of the grant. Failure to meet the operating income goal for any tranche would cause that portion of the total grant to be forfeited by the NEO.

For grants based on ROIC, the total annual award is contingent on the Company's attainment of a targeted ROIC relative to the ROIC consistently calculated for the same reporting periods for each company included in an additional independent peer group of 13 transportation and logistics companies in the national marketplace. In July 2024, the Compensation Committee updated the existing peer group by replacing XPO, Inc. with RXO, Inc. in light of XPO's prior spinoff of RXO and subsequently updated the peer group in January 2025, by replacing Expeditors Int'l of Washington, Inc. with Werner Enterprises, Inc., which better aligned with the Company's operations. Additionally, the Compensation Committee determined these changes to the ROIC peer group should apply retroactively to all unvested restricted share units subject to the ROIC peer group performance criteria. The updated independent peer group of 13 transportation and logistics companies is as follows:

C.H. Robinson Worldwide, Inc.	CSX Corporation	Forward Air Corporation
Hub Group, Inc.	Knight-Swift Transportation Holdings, Inc.	Landstar System, Inc.
Norfolk Southern Corporation	Old Dominion Freight Line, Inc.	Ryder System, Inc.
RXO, Inc.	Schneider National, Inc.	Union Pacific Corporation
Werner Enterprises, Inc.		

Depending on which level of ROIC is obtained, the ultimate vesting of the awards can range from 0% to 200% of the original units granted. Consistent with prior grants, all performance criteria used within the awards were established by the Compensation Committee.

At its meeting on January 22, 2025, the Compensation Committee modified the percentage distribution of the NEO restricted share unit awards granted for the calendar year 2025. Sixty percent of the restricted share units within these annual awards are contingent on the Company's attainment of a targeted three-year ROIC relative to the ROIC consistently calculated for the same reporting periods for each company included in the aforementioned peer group. Depending on which level of ROIC is obtained, the initial award vesting amount can range from 0% to 200% of the original units granted. This amount is then decreased or increased by up to 20% based on the Company's attainment of a predetermined matrix of future operating income compound annual growth rates, resulting in the ultimate award vesting amount ranging from 0% to 240% of the original units granted. These ROIC-based awards contain single cliff vesting at the end of their three-year vesting terms, and consistent with prior grants, all performance criteria used within the awards were established by the Compensation Committee. The remaining 40% of the restricted share units awarded are time-based and vest in annual installments over their three-year vesting terms, with 40% of the time-based units vesting after the end of each of the first two years and 20% after the end of the third year. The Committee plans to transition the vesting of time-based restricted share units granted to the NEOs over the next two grant cycles such that the time-based awards granted in 2026 will vest over the three-year vesting period in annual installments of 40%, 30% and 30%, respectively, and the time-based awards granted in 2027 and beyond will vest in three equal annual installments of one-third each.

This modified structure for the Company's long-term incentive compensation was adopted by the Compensation Committee based on discussion and analysis of the Company's business strategy and operating performance objectives, the effectiveness of the current long-term incentive compensation structure since its implementation in 2020, and the compensation practices of peer companies, including the consideration of information and input provided by management and Meridian. The Committee views these revisions to the equity award structure as a furtherance of the long-term incentive compensation strategy the Committee initiated in 2020 when the awards based on the Company's relative ROIC performance over a three-year period were first introduced as a component of the Company's performance-based equity program. The Committee believes that the expansion of the ROIC-based portion of the program, with a modifier tied to operating income growth, along with the elimination of operating income and EBITDA as singular performance measures, better aligns with the Company's strategic emphasis on long-term growth and returns while continuing to effectively promote strong annual operating performance. The increase in the percentage of restricted share units subject to three-year cliff vesting from 25% to 60% of the total annual equity-based award further enhances the awards' long-term performance incentive nature, with an appropriate balance of retention incentive through the 40% time-based portion that vests in annual installments over a similar three-year period. Finally, the Committee adopted the schedule of unequal annual vesting installments for the time-based awards for 2025 and 2026 to facilitate management's transition to the increased cliff-based vesting structure culminating in an equal annual installment vesting schedule for the time-based awards beginning in 2027.

The Compensation Committee believes that restricted share units are currently more effective than stock options in achieving the Company's compensation objectives, as these grants are subject to less market volatility and are less dilutive to shareholders. NEOs realize immediate value as restricted share units vest, with such value increasing as the Company's stock performance increases. Cash dividends are not paid and there are no voting rights on unvested restricted share units.

In determining the number of performance-based restricted share unit grants for each NEO, the Compensation Committee reviewed peer market data provided by Meridian and a detailed analysis of each NEO's vested and unvested stock holdings. In considering unvested stock holdings, the Committee reviewed a forecast of the timing of potential future restricted stock unit vesting for each NEO over the next ten years.

The Compensation Committee subjectively considered the following objectives (without any particular weighting) when determining the form and amount of performance-based restricted share units granted to NEOs in 2024:
- align NEOs' long-term interests with those of the Company's shareholders,
- strengthen retention hooks for NEOs over the long term,
- ensure competitiveness of NEOs' total compensation opportunity through an emphasis on performance-based long-term stock compensation,
- reinforce share holdings of NEOs,
- align NEOs' compensation with the Company's long-term leadership succession planning initiatives, and
- bolster the continuity of the entire management team through an upcoming period of critical strategic goals and milestones for the Company.

The Compensation Committee and/or independent directors approved the following performance-based restricted share unit grants, which are recorded based on target performance levels:

	Annual Operating Income Performance-Based Units (#)	Annual ROIC Performance-Based Units (#)	Promotional Operating Income Performance-Based Units (#)	Promotional ROIC Performance-Based Units (#)	Promotional Time-Based Units (#)	Total Fair Value ($)
Shelley Simpson	14,929	4,976	7,226	2,408	31,509	10,406,600
John N. Roberts, III	27,619	9,206				7,462,218
John Kuhlow	7,442	2,481				2,010,797
Nicholas Hobbs	9,032	3,011				2,440,394
Darren Field	8,942	2,981				2,416,077
Bradley Hicks	8,187	2,729				2,212,018

Executive Compensation

The fair value of all annual awards was based on a 2.38% discount from the Company's closing stock price of $207.58 on January 22, 2024, while Ms. Simpson's promotional award was based on a 2.38% discount from the Company's closing stock price of $158.68 on July 1, 2024. The discount represents the present values of expected dividends to be paid on the Company's common stock, using the current dividend rate and the risk-free interest rate, over the vesting period. The Company believes that these discounts are appropriate to value the restricted share units, as the units do not collect or accrue dividends until the awards vest and are settled with Company stock.

The 2024 NEO annual and promotional awards subject to operating income or ROIC targets shown above vest in annual increments over four years, beginning January 31, 2025, or cliff vest on March 31, 2027, subject to the Compensation Committee's certification of the Company's attainment of predetermined operating metrics. Ms. Simpson's time-based promotional awards will vest in three equal annual installments, beginning July 1, 2031.

In 2021, the Compensation Committee granted to the named executive officers three-year cliff vesting awards based on both ROIC and earnings before interest, taxes, depreciation, and amortization (EBITDA). The Compensation Committee certified in March 2024 that the Company achieved an EBITDA compound annual growth rate of 11.7% and ROIC relative to the peer group at the 67.9th percentile for the three-year performance period ended December 31, 2023. These compared to a targeted EBITDA compound annual growth rate range of 8.2-13.2% and a targeted ROIC range relative to the peer group at the 50th-100th percentile. As a result, the EBITDA portion of the 2021 awards vested at the 120.0% level and the ROIC portion of the awards vested at the 135.8% level on March 31, 2024. The annual installment of the previously granted operating income-based awards also vested on January 31, 2024 based on the Company's 2023 operating income of $993 million.

Deferred Compensation

The Company administers a Deferred Compensation Plan for certain of its officers. The employee participant may elect on an annual basis to defer part of his or her salary and/or annual bonus awards. This plan assists key employees in planning for retirement. The Company contributes nothing to the plan, and participants are not permitted to defer shares of Company stock.

Health and Welfare Benefits

The Company provides benefits such as medical, vision, life insurance, long-term disability coverage, and 401(k) plan opportunities to all eligible employees, including the NEOs. The Company provides up to $750,000 in life insurance coverage and up to $10,000 per month in long-term disability coverage. The value of these benefits is not required to be included in the Summary Compensation Table since they are available to all employees on a nondiscriminatory basis. The Company matches certain employee contributions to the 401(k) plan. The Company provides no postretirement medical or supplemental retirement benefits to its employees.

The Company also provides vacation, sick leave, and other paid holidays to employees, including the NEOs, that are comparable to those provided at other transportation companies. The Company's commitment to provide employee benefits is due to our recognition that the health and well-being of our employees contributes directly to a productive and successful work life that produces better results for the Company and for its employees.

The Company may provide executive officers a taxable allowance of up to $5,000 per calendar year for an annual physical and ordinary and necessary travel, meals and lodging in connection with the physical. Alternatively, the Company may offer executive officers the opportunity to participate, on a voluntary basis, in an executive health program where the Company will pay the costs, up to $5,000 annually, related to a comprehensive health assessment to address the executive's overall medical needs and assess health risks. This benefit is available only for actual expenses up to $5,000 incurred by the executive officer during the calendar year in which the benefit is provided.

Personal Benefits

The Company provides certain perquisites to management employees, including the NEOs, as summarized below.

Company Aircraft

The Company actively participates in shared ownership of aircraft services with NetJets. With the approval of the Chief Executive Officer, the NEOs and other management employees use Company aircraft services for business purposes. Personal use of Company aircraft services is provided to executive officers on a very limited basis and to other management employees in the event of emergency or other urgent situations. Also, at the discretion of NetJets, the personal account of an executive officer could be linked to the Company's direct NetJets agreement to allow the individual to receive a discounted monthly management fee, at no incremental cost to the Company.

Company Vehicles

The Company does not provide Company-owned cars to executives.

Other Perquisites

The Company provides executive officers a taxable allowance of up to $15,000 a year for financial counseling services, which may include legal, financial, estate and/or tax planning, and tax return preparation. This benefit is based on the actual cost of the services. The Company also provides country club and airline/rental car club memberships to certain of its executive officers. These memberships are valued based on the actual costs of the membership, including dues, regardless of whether use was personal or business. The Company also offers executive officers security services, available for primary and secondary residences, in the form of home security systems, monitoring services, or security consulting, the benefit of which is also based on the actual third-party cost or actual time spent and employment cost incurred. Each executive officer is also assigned an administrative assistant who, from time to time, may provide administrative support for personal matters of the executive officer, the benefit of which is based on the actual time spent and employment cost incurred. In addition, as with other members of senior management, executive officers may utilize tickets to entertainment or social events provided to the Company in connection with a corporate sponsorship or charitable contribution, at no incremental cost to the Company.

Severance Agreements

The Company does not have employment contracts or predetermined personal severance agreements with any of its executives. However, according to the terms of the awards granted under the previously mentioned MIP, all outstanding restricted share units are subject to accelerated or immediate vesting upon the occurrence of a double triggering event, which requires both a "change in control" and the NEO's retirement, termination by the Company without cause, or resignation for good reason.

Generally, a "change in control" is deemed to occur when more than 30% of the outstanding shares of common stock of the Company change ownership in a transaction that is not a merger, reorganization, or consolidation, when the persons who constitute the Company's incumbent board of directors cease to constitute a majority of the board, or upon the consummation of a merger, reorganization, consolidation, or similar form of corporate transaction involving the Company that requires the approval of the Company's shareholders where more than 50% of the outstanding shares change ownership or a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company.

Summary Compensation

The following table summarizes the total compensation earned by or paid to the Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executive officers of the Company who served in such capacities as of December 31, 2024, for services rendered to the Company. These officers are referred to as the NEOs in this Proxy Statement.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Shelley Simpson CEO and President	2024	857,323	10,406,600	—	—	—	52,804	11,316,727
	2023	791,346	3,894,298	—	—	—	27,868	4,713,512
	2022	660,577	7,080,985	—	1,051,029	—	24,468	8,817,059
John N. Roberts, III CEO (partial year); Chairman	2024	933,839	7,462,218	—	—	—	57,552	8,453,609
	2023	997,692	7,204,478	—	—	—	54,163	8,256,333
	2022	975,385	6,592,523	—	1,631,700	—	40,847	9,240,455
John Kuhlow CFO, CAO, and EVP	2024	539,862	2,010,797	—	—	—	23,872	2,574,531
	2023	519,231	1,947,059	—	—	—	30,352	2,496,642
	2022	466,346	1,806,680	—	672,125	—	14,233	2,959,384
Nicholas Hobbs COO, President of Highway and Final, Mile Services, and EVP	2024	697,115	2,440,394	—	—	—	26,843	3,164,352
	2023	669,231	2,336,471	—	—	—	31,447	3,037,149
	2022	622,116	2,197,377	—	884,375	—	21,801	3,725,669
Darren Field President of Intermodal, and EVP	2024	592,692	2,416,077	—	—	—	31,335	3,040,104
	2023	569,231	2,336,471	—	—	—	19,221	2,924,923
	2022	516,346	2,197,377	—	742,875	—	24,351	3,480,949
Bradley Hicks[3] President of Dedicated Contract Services, and EVP	2024	565,481	2,212,018	—	—	—	24,195	2,801,694

(1) Non-equity incentive plan compensation (paid as a bonus) and salary amounts shown above are reported as gross earnings. Totals may include amounts transferred into the deferred compensation plan and/or into the Company's 401(k) plan. All non-equity awards are reported in the year in which they are earned.

(2) Amounts reflect grant date fair value of each individual's specific award, which will be earned over the vesting period (three to ten years) and the achievement of operating income, EBITDA, or ROIC performance goals established by the Compensation Committee at the time of grant. No stock options were granted during 2024, 2023, or 2022.

(3) Bradley Hicks was not an NEO prior to 2024.

Components of All Other Compensation for Calendar Year 2024

Name	Perquisites and Other Personal Benefits ($)	Company Contributions to 401(k) Plan ($)	Restricted Share Units Accelerated Vesting ($)	Total ($)
Shelley Simpson	42,454	10,350	—	52,804
John N. Roberts, III	47,202	10,350	—	57,552
John Kuhlow	13,522	10,350	—	23,872
Nicholas Hobbs	16,493	10,350	—	26,843
Darren Field	20,985	10,350	—	31,335
Bradley Hicks	14,413	9,782	—	24,195

Components of Perquisites for Calendar Year 2024

Name	Personal Administrative Support ($)	Security Services ($)	Personal Use of Company Plane ($)[1]	Legal and Accounting Fees ($)	Club Dues ($)	Other ($)[2]	Total Perquisites and Other Personal Benefits ($)
Shelley Simpson	—	3,716	11,489	15,000	10,799	1,450	42,454
John N. Roberts, III	4,803	6,353	1,610	15,000	19,436	—	47,202
John Kuhlow	—	1,057	—	7,800	4,665	—	13,522
Nicholas Hobbs	—	1,068	—	1,995	12,056	1,374	16,493
Darren Field	—	7,179	2,245	452	11,109	—	20,985
Bradley Hicks	—	—	—	3,200	10,273	940	14,413

(1) The value of personal aircraft usage reported above is based on the Company's actual invoiced amount from NetJets for the variable costs incurred on each trip. Since the Company's aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as depreciation and management fees. In addition to the above, on certain occasions, an executive's spouse, family member, or other guest may accompany the executive on a flight. No additional direct operating cost is incurred in such situations under the foregoing methodology; however, the value of personal use of Company aircraft is imputed for federal income tax purposes as income to the NEO. Shelley Simpson, John N. Roberts, III and Darren Field had such imputed income in 2024. This value is calculated pursuant to Internal Revenue Service guidelines using Standard Industry Fare Level rates, which are determined by the U.S. Department of Transportation. Also, throughout 2024, Mr. Roberts maintained a personal account with NetJets that was linked to the Company's direct NetJets agreement and allowed Mr. Roberts to receive a discounted monthly management fee, at no incremental cost to the Company.

(2) Includes anniversary awards of $750 and $1,250 for Shelley Simpson and Nicholas Hobbs, respectively, airline lounge fees of $700 and $800 for Shelley Simpson and Bradley Hicks, health and welfare benefits of $124 for Nicholas Hobbs, and Company-branded apparel valued at $140 for Bradley Hicks.

Grants of Plan-Based Awards for 2024

The following table reflects estimated possible payouts under equity and non-equity incentive plans to the NEOs during 2024. The Company's non-equity incentive-based awards are granted to the NEOs based upon pre-established performance goals set annually by the Compensation Committee with a performance period equal to the calendar year for which the performance goals are set. Equity-based awards are subject to performance periods ranging from one to three years, as further described on page 63 under "Long-Term, Equity-Based Award".

The MIP is an annual plan consisting of equity-based awards only. The number of performance-based or time-based restricted share units awarded is measured based on the executive's level of responsibility and other matters described on page 63 under "Long-Term, Equity-Based Award." Dividends are not paid on unvested awards of performance-based or time-vested restricted share units.

In 2024, NEOs were eligible to earn a cash bonus under the non-equity incentive award plan based on the Company's operating income for the calendar year. Please refer to page 62 under "Annual Bonus Award" for further detail.

		Estimated Possible Payouts Under Non-Equity Incentive Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards	All Other Option Awards		
Name/ Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)[1]	Threshold (#)	Target (#)[2]	Maximum (#)	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Shelley Simpson											
AOI	1/22/24	—	—	—	3,732	14,929	14,929	—	—	—	3,025,213
ROIC	1/22/24	—	—	—	2,488	4,976	9,952	—	—	—	1,008,337
PROMO OI	7/1/24	—	—	—	1,806	7,226	7,226	—	—	—	1,119,307
PROMO ROIC	7/1/24	—	—	—	1,204	2,408	4,816	—	—	—	372,999
PROMO TIME	7/1/24	—	—	—	31,509	31,509	31,509	—	—	—	4,880,744
CBP	1/22/24	135,000	945,000	1,665,000	—	—	—	—	—	—	—
John. N. Roberts, III											
AOI	1/22/24	—	—	—	6,904	27,619	27,619	—	—	—	5,596,714
ROIC	1/22/24	—	—	—	4,603	9,206	18,412	—	—	—	1,865,504
CBP	1/22/24	123,960	867,720	1,528,840	—	—	—	—	—	—	—
John Kuhlow											
AOI	1/22/24	—	—	—	1,860	7,442	7,442	—	—	—	1,508,047
ROIC	1/22/24	—	—	—	1,240	2,481	4,962	—	—	—	502,750
CBP	1/22/24	81,270	433,440	866,880	—	—	—	—	—	—	—

		Estimated Possible Payouts Under Non-Equity Incentive Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards	All Other Option Awards		
Name/ Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)[1]	Threshold (#)	Target (#)[2]	Maximum (#)	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
Nicholas Hobbs											
AOI	1/22/24	—	—	—	2,258	9,032	9,032	—	—	—	1,830,244
ROIC	1/22/24	—	—	—	1,505	3,011	6,022	—	—	—	610,150
CBP	1/22/24	105,000	560,000	1,120,000	—	—	—	—	—	—	—
Darren Field											
AOI	1/22/24	—	—	—	2,235	8,942	8,942	—	—	—	1,812,007
ROIC	1/22/24	—	—	—	1,490	2,981	5,942	—	—	—	604,070
CBP	1/22/24	89,250	476,000	952,000	—	—	—	—	—	—	—
Bradley Hicks											
AOI	1/22/24	—	—	—	2,046	8,187	8,187	—	—	—	1,659,013
ROIC	1/22/24	—	—	—	1,364	2,729	5,458	—	—	—	553,005
CBP	1/22/24	85,125	454,000	908,000	—	—	—	—	—	—	—

(1) This column reflects the maximum non-equity incentive award each NEO was eligible to receive for 2024 under the percentage assigned to each NEO for the cash bonus pools. No bonuses were earned for 2024, as reported in the Summary Compensation Table shown on page 68 of this Proxy Statement.

(2) This column reflects the number of performance-based or time-based restricted share units that were granted to the NEOs in 2024.

(3) The fair value of the awards was based on a 2.38% discount from the Company's closing stock price of $207.58 on January 22, 2024, measured at the target performance level, except for awards granted to Ms. Simpson upon her promotion, which was based on a 2.38% discount from the Company's closing stock price of $158.68 on July 1, 2024. The discount represents the present value of expected dividends to be paid on the Company's common stock, using the current dividend rate and the risk-free interest rate, over the vesting period. The Company believes that this discount is appropriate to value the performance-based restricted share units, as the units do not collect or accrue dividends until the awards vest and are settled with Company stock. Performance-based restricted share units subject to ROIC are recorded at their target of 100% of the units granted.

Key to Plan-Based Awards Table:

AOI – Annual Operating Income Performance-Based Units

ROIC – Annual ROIC Performance-Based Units

PROMO OI – Promotional Operating Income Performance-Based Units

PROMO ROIC – Promotional ROIC Performance-Based Units

PROMO TIME – Promotional Time-Based Units

CBP – Company Bonus Plan

Outstanding Equity Awards at Calendar Year-End 2024

As of December 31, 2024, there were no outstanding stock options held by the NEOs. The following table sets forth information concerning restricted share units held by the NEOs as of December 31, 2024.

Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
	31,509	5,377,326	3,735	637,415
			2,673	456,174
			4,210	718,479
			2,806	478,872
Shelley Simpson			23,104	3,942,929
			12,174	2,077,615
			5,410	923,271
			14,929	2,547,783
			4,976	849,204
			7,226	1,233,189
			2,408	410,949
			7,905	1,349,067
			12,630	2,155,436
John N. Roberts, III			8,420	1,436,957
			22,521	3,843,434
			10,009	1,708,136
			27,619	4,713,459
			9,206	1,571,096
			7,471	1,275,001
			2,228	380,231
			3,462	590,825
John Kuhlow			2,307	393,713
			6,087	1,038,807
			2,705	461,635
			7,442	1,270,052
			2,481	423,407
			3,735	637,415
			2,673	456,174
			4,210	718,479
Nicholas Hobbs			2,806	478,872
			7,304	1,246,501
			3,246	553,962
			9,032	1,541,401
			3,011	513,857

Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Darren Field			4,798	818,827
			5,246	895,282
			2,673	456,174
			4,210	718,479
			2,806	478,872
			7,304	1,246,501
			3,246	553,962
			8,942	1,526,042
			2,981	508,737
Bradley Hicks			4,798	818,827
			7,471	1,275,001
			2,228	380,230
			3,462	590,825
			2,307	393,713
			1,156	197,283
			6,696	1,142,739
			2,975	507,714
			8,187	1,397,193
			2,729	465,731

(1) Restricted share units are time-vested or performance-based awards. Effective vesting dates, pending achievement of required performance goals set for performance-based awards, are noted below. Performance-based restricted share units subject to operating Income, EBITDA, and ROIC are recorded at their target of 100% of the units granted.

Time-Based Awards

	Shares Vesting	Vesting Date	Shares Vesting	Vesting Date
Shelley Simpson	10,503	7/1/2031	10,503	7/1/2033
	10,503	7/1/2032		

Performance-Based Awards

	Shares Vesting	Vesting Date	Shares Vesting	Vesting Date
Shelley Simpson	1,245	1/31/26	4,058*	1/31/25
	1,245	1/31/27	4,058	1/31/26
	1,245	1/31/28	4,058	1/31/27
	2,673	1/31/25	2,705	3/31/26
	2,105*	1/31/25	2,705	3/31/26
	2,105	1/31/26	3,732	1/31/25
	1,403*	3/31/25	3,732	1/31/26
	1,403	3/31/25	3,732	1/31/27
	2,888	1/31/25	3,733	1/31/28
	2,888	1/31/26	4,976	3/31/27
	2,888	1/31/27	1,806	1/31/25
	2,888	1/31/28	1,806	1/31/26
	2,888	1/31/29	1,807	1/31/27

	Shares Vesting	Vesting Date	Shares Vesting	Vesting Date
Shelley Simpson (cont.)	2,888	1/31/30	1,807	1/31/28
	2,888	1/31/31	2,408	3/31/27
	2,888	1/31/32		
John N. Roberts, III	7,905	1/31/25	5,005	3/31/26
	6,315*	1/31/25	5,004	3/31/26
	6,315	1/31/26	6,904	1/31/25
	4,210*	3/31/25	6,905	1/31/26
	4,210	3/31/25	6,905	1/31/27
	7,507*	1/31/25	6,905	1/31/28
	7,507	1/31/26	9,206	3/31/27
	7,507	1/31/27		
John Kuhlow	2,490	1/31/26	2,029	1/31/26
	2,490	1/31/27	2,029	1/31/27
	2,491	1/31/28	1,353	3/31/26
	2,228	1/31/25	1,352	3/31/26
	1,731*	1/31/25	1,860	1/31/25
	1,731	1/31/26	1,860	1/31/26
	1,154*	3/31/25	1,861	1/31/27
	1,153	3/31/25	1,861	1/31/28
	2,029*	1/31/25	2,481	3/31/27
Nicholas Hobbs	1,245	1/31/26	2,435	1/31/26
	1,245	1/31/27	2,435	1/31/27
	1,245	1/31/28	1,623	3/31/26
	2,673	1/31/25	1,623	3/31/26
	2,105*	1/31/25	2,258	1/31/25
	2,105	1/31/26	2,258	1/31/26
	1,403*	3/31/25	2,258	1/31/27
	1,403	3/31/25	2,258	1/31/28
	2,434*	1/31/25	3,011	3/31/27
Darren Field	2,364	1/31/25	1,403	3/31/25
	2,434	1/31/26	2,434*	1/31/25
	874	1/31/25	2,435	1/31/26
	874	1/31/26	2,435	1/31/27
	874	1/31/27	1,623	3/31/26
	874	1/31/28	1,623	3/31/26
	875	1/31/29	2,235	1/31/25
	875	1/31/30	2,235	1/31/26
	2,673	1/31/25	2,236	1/31/27
	2,105*	1/31/25	2,236	3/31/28
	2,105	1/31/26	2,981	3/31/27
	1,403*	3/31/25		
Bradley Hicks	2,364	1/31/25	578	1/31/26
	2,434	1/31/26	2,232*	1/31/25
	2,490	1/31/26	2,232	1/31/26
	2,490	1/31/27	2,232	1/31/27
	2,491	1/31/28	1,488	3/31/26
	2,228	1/31/25	1,487	3/31/26
	1,731*	1/31/25	2,046	1/31/25
	1,731	1/31/26	2,047	1/31/26
	1,154*	3/31/25	2,047	1/31/27
	1,153	3/31/25	2,047	1/31/28
	578	1/31/25	2,729	3/31/27

* Total shares listed were subsequently forfeited in 2025 due to nonachievement of required operating income or EBITDA performance goals.

(2) Values are based on the last closing market price of $170.66 on December 31, 2024.

Restricted Share Units Vested for 2024

The following table sets forth information concerning restricted share units vested during 2024.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [1] [2]
Shelley Simpson	4,057	815,376
	2,105	423,063
	2,673	537,220
	4,558	908,182
	3,279	659,013
	2,888	580,430
Total	19,560	3,923,284
John N. Roberts, III	7,506	1,508,556
	6,315	1,269,189
	7,905	1,588,747
	13,479	2,685,691
	9,425	1,894,237
Total	44,630	8,946,420
John Kuhlow	2,028	407,587
	1,731	347,896
	2,228	447,783
	3,799	756,951
	303	54,728
Total	10,089	2,014,945
Nicholas Hobbs	2,434	489,185
	2,105	423,063
	2,673	537,220
	4,558	908,182
	3,279	659,013
Total	15,049	3,016,663
Darren Field	2,434	489,185
	2,105	423,063
	2,673	537,220
	4,558	908,182
	2,513	505,063
	687	138,073
	2,364	475,117
Total	17,334	3,475,903
Bradley Hicks	2,231	448,386
	1,731	347,896
	2,228	447,783
	3,799	756,951
	492	98,882
	687	138,073
	2,364	475,117
	577	115,965
Total	14,109	2,829,053

(1) Value realized on the acquired shares shown above is gross earnings. Values are earned over multiple years. The receipt of vested shares in calendar year 2024 should not be interpreted to mean that all value was earned in the year the shares were received. Each executive retained a portion of the available vested shares as shown below:

Shelley Simpson	10,863
John N. Roberts, III	24,823
John Kuhlow	6,280
Nicholas Hobbs	8,360
Darren Field	11,340
Bradley Hicks	8,363

(2) Values represent the fair market value of the underlying common stock on the date of vesting.

Components of Nonqualified Deferred Compensation for Calendar Year 2024

We have a nonqualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 50% of their base salary as well as up to 85% of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses of investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings; however, these amounts are subject to general creditor claims until actually distributed to the employee. A participant may elect to receive deferred amounts in one payment or in quarterly installments payable over a period of two to 25 years upon reaching the age of 55, having 15 years of service, or becoming disabled. Our total liability under this plan was $33,900,125 as of December 31, 2024, and $31,595,221 as of December 31, 2023. These amounts are included in other long-term liabilities in our Consolidated Balance Sheets. Participant withholdings are held by a trustee and invested as directed by participants. These investments are included in "other assets" in our Consolidated Balance Sheets and totaled $33,900,125 as of December 31, 2024, and $31,595,221 as of December 31, 2023. No NEO participated in our nonqualified deferred compensation plan in 2024.

Potential Post-Employment Benefits

The Company generally does not have employment contracts or predetermined personal severance agreements with any of its executives. However, according to the terms of the awards granted under the previously mentioned MIP, all outstanding restricted share units are subject to accelerated or immediate vesting upon the occurrence of a double triggering event, which requires both a "change in control" and the NEO's retirement, termination by the Company without cause, or resignation for good reason. In addition, the Compensation Committee may permit the accelerated vesting of restricted share units in the event of the NEO's death or disability.

Generally, a "change in control" is deemed to occur when more than 30% of the outstanding shares of common stock of the Company change ownership in a transaction that is not a merger, reorganization or consolidation, when the persons who constitute the Company's incumbent board of directors cease to constitute a majority of the board, or upon the consummation of a merger, reorganization, consolidation or similar form of corporate transactions involving the Company that requires the approval of the Company's shareholders where more than 50% of the outstanding shares change ownership or a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company. The awards granted under the previously mentioned MIP are also subject to certain non-competition covenants for a two-year period following cessation of employment with the Company.

Potential benefits to an NEO due to his or her separation of service without cause, retirement, or resignation for good reason following a "change in control," or in the event the Compensation Committee permits accelerated vesting of outstanding restricted share units upon the NEO's death or disability, are shown below. The amounts represent the immediate vesting of all outstanding restricted share units and are valued using the last closing market price of $170.66 on December 31, 2024.

Shelley Simpson	$19,653,206
John N. Roberts, III	16,777,585
John Kuhlow	5,833,671
Nicholas Hobbs	6,146,661
Darren Field	7,202,876
Bradley Hicks	7,169,256

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act), we are providing the following information about the relationship of the annual total compensation of our "median employee" and the annual total compensation of our CEO.

At the Company's 2024 Annual Meeting of Shareholders, John N. Roberts, III, then CEO of the Company, assumed the role of executive Chairman of the Board. Mr. Roberts held both roles until July 1, 2024, when he retired from the position of CEO and Shelley Simpson assumed the role. Mr. Roberts was our CEO at the time we identified our "median employee" and accordingly, we have annualized his 2024 total compensation while in the role of CEO for use in the calculation below.

For 2024, our last completed fiscal year:

- The median of the annual total compensation of all of the Company's employees, other than our CEO, was $84,947.
- The annualized total compensation of our former CEO was $8,547,270.
- Based on this information, the ratio for 2024 of the annualized total compensation of our former CEO to the median of the annual total compensation of all other employees was 101 to 1.

In determining the median of the annual total compensation of all of the Company's employees, other than our CEO, we are required to identify the Company's "median employee." Item 402(u) of Regulation S-K requires us to identify the Company's median employee once every three years, unless a change in employee population or compensation arrangements is likely to result in a significant change in our CEO pay ratio disclosures. The Company determined that no such change has occurred since the Company identified its "median employee" in 2022.

To identify the "median employee" in 2022, we performed the following:

- We conducted a full analysis of our employee population as of our determination date of December 31, 2022.

- We excluded employees residing in Mexico and Canada from our calculation under the De Minimis Exemption. Employees located in Mexico and Canada constituted 0.15% and 0.02% of our total employee population, respectively, which consisted of 56 individuals in Mexico and 8 individuals in Canada as of our determination date.

- Our employee population, after taking into consideration the aforementioned adjustments, consisted of 37,087 individuals. Of these employees, 36,755 individuals were full-time (or full-time equivalent) employees, with the remainder employed on a part-time (less than 30 hours per week) basis. 99.83% of our employees (37,087 individuals) were located in the United States.

- We used a definition that was not total compensation and instead chose the aggregate of the employee's base pay and cash incentive bonuses paid during the period of January 1, 2022, through December 31, 2022. These balances were then annualized, with any anomalous reported earnings being replaced with a substantially similar employee balance. Reasons for the replacement of anomalous earnings were primarily due to a lack of adequate length of employment history with the company or the employee incurring a leave of absence during the analysis period.

- Using this methodology, we determined that the "median employee" was a warehousing, distribution, and transportation coordinator.

To determine the annual total compensation of the "median employee" for 2024, we identified and calculated the elements of compensation for this identified employee in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Pay Versus Performance

The table below reports calculated compensation actually paid for our CEO, considered our principal executive officer, and averages of calculated compensation actually paid for our remaining reported NEOs, together with shareholder returns, net income and operating income for the past four years. The Compensation Committee considers operating income to be the most important financial performance measure used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance.

Pay versus Performance Table

Value of Initial Fixed $100 Investment Based On:

Year	Summary Compensation Table Total For Former PEO ($)[1]	Compensation Actually Paid to Former PEO ($)[3]	Summary Compensation Table Total For Current PEO ($)[2]	Compensation Actually Paid to Current PEO ($)[3]	Average Summary Compensation Table Total Non-PEO NEOs ($)[4]	Average Compensation Actually Paid to Non-PEO NEOs ($)[5]	Total Shareholder Return ($)[6]	Peer Group Total Shareholder Return ($)[7]	Net Income ($) (thousands)[8]	Operating Income ($) (thousands)[9]
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2020	7,453,372	10,215,473	-	-	3,552,426	3,597,136	118.10	119.84	506,035	713,119
2021	8,801,881	16,995,242	-	-	3,337,948	6,489,537	177.90	159.21	760,806	1,045,530
2022	9,240,455	5,614,863	-	-	4,745,765	3,310,170	153.12	136.89	969,351	1,331,553
2023	8,256,333	12,654,140	-	-	3,293,057	4,956,985	177.00	163.47	728,287	993,196
2024	8,453,609	3,630,463	11,316,727	9,039,000	2,895,170	1,188,599	152.66	167.78	570,886	831,225

(1) This column lists the total compensation amounts for our former principal executive officer (PEO), John N. Roberts, III, reported in the Summary Compensation Table shown on page 68 of this Proxy Statement or for the years 2021 and 2020, reported in the Summary Compensation Table included in our 2021 Proxy Statement filed on March 24, 2022.

(2) This column lists the total compensation amounts for our current PEO, Shelley Simpson for 2024 reported in the Summary Compensation Table shown on page 68 of this Proxy Statement.

(3) For each year listed, this column is calculated as follows:

		Former PEO					Current PEO
		2020	2021	2022	2023	2024	2024
	Total Compensation as reported SCT	$ 7,453,372	$ 8,801,881	$ 9,240,455	$ 8,256,333	$ 8,453,609	$ 11,316,727
(Subtract)	Pension values reported in SCT for covered fiscal year	-	-	-	-	-	-
(Subtract)	Fair value of stock awards granted during covered fiscal year	(6,507,402)	(6,042,085)	(6,592,523)	(7,204,478)	(7,462,218)	(10,406,600)
Add	Pension value attributable to covered fiscal year's service and any change in pension value attributable to plan amendments made in the covered year	-	-	-	-	-	-
Add	Fair value of stock awards granted in covered fiscal year and that are unvested at end of such covered fiscal year – valued at year-end	7,779,212	8,384,434	5,735,617	7,785,675	6,684,048	10,610,890

		Former PEO					Current PEO
		2020	**2021**	**2022**	**2023**	**2024**	**2024**
Add	Fair value of stock awards granted in covered fiscal year that vested during such covered fiscal year – valued on date of vesting	-	-	-	-	-	-
Add	Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	-	-	-	-	-	-
Add/ (Subtract)	Change in fair value from end of prior fiscal year to end of covered fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	1,361,340	5,510,480	(2,280,415)	2,097,842	(4,312,264)	(2,601,459)
Add/ (Subtract)	Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during covered fiscal year	128,951	340,533	(488,272)	1,718,768	267,288	119,442
(Subtract)	Fair value of awards forfeited in current fiscal year determined at end of prior fiscal year	-	-	-	-	-	-
Equals	Compensation Actually Paid to PEO	$ 10,215,473	$ 16,995,242	$ 5,614,863	$ 12,654,140	$ 3,630,463	$ 9,039,000

The fair value of performance-based restricted share units used for reporting compensation actually paid assumes estimated results as of December 31 of the applicable year for each pre-established performance goal (i.e., operating income, ROIC, and EBITDA) in accordance with FASB ASC 718. Performance-based restricted share units will ultimately vest based on actual measured performance through the applicable vesting periods.

(4) This column lists the average total compensation amount for our other non-PEO NEOs reported in the Summary Compensation Table shown on page 68 of this Proxy Statement or for the years 2021 and 2020, reported in the Summary Compensation Table included in our 2021 Proxy Statement filed on March 24, 2022. The non-PEO NEOs included are as follows:

2020
David G. Mee – former Chief Financial Officer and Executive Vice President, Finance/Administration
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Shelley Simpson – Chief Commercial Officer and Executive Vice President of People and Human Resources
Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President
Terrence D. Matthews – former President of Intermodal and Executive Vice President

2021
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Shelley Simpson – Chief Commercial Officer and Executive Vice President of People and Human Resources
Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President

2022 and 2023
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Shelley Simpson – President
Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President

Executive Compensation

2024
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Nicholas Hobbs – Chief Operating Officer, President of Highway and Final Mile Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President
Bradley Hicks – President of Dedicated Contract Services and Executive Vice President

(5) For each year listed, this column is calculated as follows:

		2020	2021	2022	2023	2024
	Total Compensation as reported SCT	$ 3,552,426	$ 3,337,948	$ 4,745,765	$ 3,293,057	$ 2,895,170
(Subtract)	Pension values reported in SCT for covered fiscal year	-	-	-	-	-
(Subtract)	Fair value of stock awards granted during covered fiscal year	(1,851,489)	(1,958,038)	(3,320,605)	(2,628,575)	(2,269,822)
Add	Pension value attributable to covered fiscal year's service and any change in pension value attributable to plan amendments made in the covered year	-	-	-	-	-
Add	Fair value of stock awards granted in covered fiscal year and that are unvested at end of such covered fiscal year – valued at year-end	1,693,017	2,717,115	3,056,370	2,840,626	2,033,137
Add	Fair value of stock awards granted in covered fiscal year that vested during such covered fiscal year – valued on date of vesting	5,931	-	-	-	-
Add	Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	-	-	-	-	-
Add/ (Subtract)	Change in fair value from end of prior fiscal year to end of covered fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	354,143	2,185,409	(904,527)	985,448	(1,553,246)
Add/ (Subtract)	Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during covered fiscal year	(156,892)	207,103	(266,834)	466,429	83,360
(Subtract)	Fair value of awards forfeited in current fiscal year determined at end of prior fiscal year	-	-	-	-	-
Equals	Average Compensation Actually Paid to NEOs	$ 3,597,136	$ 6,489,537	$ 3,310,170	$ 4,956,985	$ 1,188,599

The fair value of performance-based restricted share units used for reporting compensation actually paid assumes estimated results as of December 31 of the applicable year for each pre-established performance goal (i.e., operating income, ROIC, and EBITDA) in accordance with FASB ASC 718. Performance-based restricted share units will ultimately vest based on actual measured performance through the applicable vesting periods.

(6) This column lists a cumulative 5-year total return of shareholders of our common stock and assumes the value of the investment (including reinvestment of dividends) was $100 on December 31, 2019 and tracks it through December 31, 2024. The stock price performance included in the column is not necessarily indicative of future stock price performance.

(7) This column lists a cumulative 5-year total return of shareholders calculated using the same method for column (f) for the peer group listed under the section titled "Benchmarking Against a Peer Group" on page 55 of this Proxy Statement, with the removal of Stericycle, Inc. as it was acquired by Waste Management, inc. in November 2024.

(8) This column lists our reported net income for the year indicated.

(9) This column lists our reported operating income for the year indicated, which we consider the most important financial performance measure that was used to link compensation actually paid for the most recent fiscal year to company performance.

Description of the Relationship Between Compensation Actually Paid to Our Named Executive Officers and Company Performance

The following graphs present the relationships between the compensation actually paid to our PEO and average compensation actually paid to our remaining reported NEOs to our total shareholder return, net income, operating income, and our peer group's total shareholder return for the years ended 2021 through 2024.

Compensation Actually Paid vs. Cumulative TSR



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Operating Income



Company's Most Important Financial Performance Measures

The following are the most important financial performance measures, as determined by the Company, that link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance:

- Earnings before interest, taxes, depreciation, and amortization (EBITDA)
- Operating income
- Return on invested capital (ROIC)

Compensation Committee Report

The 2024 Compensation Committee was composed of Thad Hill, Chairperson, Sharilyn S. Gasaway, and James L. Robo, none of whom is an officer or employee of the Company and all of whom have been determined by the Board to be independent. Patrick Ottensmeyer was appointed by the Board and joined the Compensation Committee on January 12, 2024, and participated until his death in July 2024. Mr. Ottensmeyer had never been an officer or employee of the Company. The Compensation Committee met five times in 2024 to discuss, among other items, the salaries, bonuses, and other compensation of the senior executive officers and other key employees of the Company, including the Chairman of the Board and the Chief Executive Officer.

The Compensation Committee has reviewed and discussed the preceding CD&A with management, and based upon such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in the Company's Proxy Statement.

J.B. Hunt Transport Services, Inc.
2024 Executive Compensation Committee
Thad Hill, Chairperson
Sharilyn S. Gasaway
James L. Robo



Proposal Number Two
Advisory Vote On Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act, enables our shareholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our NEOs as disclosed in the Proxy Statement in accordance with SEC rules. Accordingly, we are providing a vote on the resolution set forth below as required by the Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934, as amended (the Exchange Act).

As discussed in our Compensation Discussion and Analysis (CD&A) on page 52, our executive compensation programs for our NEOs, as well as other executives, are designed to be competitive within the transportation industry and to link executive compensation with the creation of shareholder value. The overall compensation philosophy is guided by the following principles:

- *Compensation levels should be sufficiently competitive to attract and retain key talent.* The Company aims to attract, motivate, and retain high-performance talent to achieve and maintain a leading position in its industry. Our total compensation package should be strongly competitive with other transportation companies.

- *Compensation should relate directly to performance and responsibility.* Total compensation should be tied to and vary with performance and responsibility, both at the Company and individual level, in achieving financial, operational, and strategic objectives. Differentiated pay for high-performing individuals should be proportional to their contributions to the Company's success.

- *Short-term incentive compensation should constitute a significant portion of total executive compensation.* A large portion of total compensation should be tied to performance, and therefore at risk, as position and responsibility increase. Individuals with greater roles and the ability to directly impact strategic direction and long-term results should bear a greater proportion of the risk.

- *Long-term incentive compensation, the Company's MIP, should be closely aligned with shareholders' interests.* Awards of long-term compensation encourage executive officers to focus on the Company's long-range growth and development and incent them to manage from the perspective of shareholders with a meaningful stake in the Company, as well as to focus on long-term career orientation. Participants in the MIP are expected to own Company stock. The expectations are discussed in the CD&A under the caption "Stock Ownership Guidelines."

Generally, the Company's compensation program consists of an annual base salary, short-term cash incentive award, and an annual long-term, performance-based equity-based award. The Compensation Committee, with recommendations from management, works to create what it believes is the best mix of these components in delivering total direct compensation. Base salaries are not directly related to specific measures of corporate performance, but are determined by the relevance of experience, the scope and complexity of the position, current job responsibilities, retention, and peer group salaries. The short-term cash incentive award for 2024 is tied to operating income. The long-term, equity-based awards utilize restricted share units. The restricted share units awarded to the Company's NEOs are performance-based restricted share units, which vest over multiple years upon the Company's attainment of predetermined operating metrics established and approved by the Compensation Committee. Equity awards granted to our NEOs in 2024 vest annually subject to attainment of annual operating income goals or cliff vest at the end of a three-year performance period based on cumulative ROIC goals.

Proposal 2
Advisory Vote on Executive Compensation

We believe that the Company's executive compensation programs have been effective in incenting the achievement of our positive results. We are asking our shareholders to indicate their support for our NEO compensation as described in the Proxy Statement. This proposal, commonly known as a "say on pay" proposal, gives you as a shareholder the opportunity to express your views regarding our fiscal year 2024 executive compensation policies and procedures for NEOs. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and procedures described in the Proxy Statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

RESOLVED, that the shareholders of J.B. Hunt Transport Services, Inc. approve, on an advisory basis, the compensation of the NEOs as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders.

Although this is an advisory vote that will not be binding on the Compensation Committee or the Board, we will carefully review the results of the vote. The Compensation Committee will consider shareholders' concerns and take them into account when designing future executive compensation programs. The Board therefore recommends that you indicate your support of the Company's executive compensation in fiscal year 2024, as outlined in the above resolution.

> **The Board of Directors unanimously recommends a vote FOR Proposal Number Two**

Report of the Audit Committee

The Audit Committee

The 2024 Audit Committee was composed of Sharilyn S. Gasaway, Chairperson, Francesca M. Edwardson, and Persio Lisboa. The Company's Board has determined that all members of the Audit Committee satisfy the independence and other requirements for audit committee membership pursuant to the NASDAQ corporate governance listing standards and has also determined that Ms. Gasaway and Mr. Lisboa each have the attributes of an audit committee financial expert as defined by SEC requirements.

The Audit Committee operates under a written charter adopted by the Board. A copy of the Audit Committee Charter is available on the "Corporate Governance" page of the "Environmental, Social and Governance Reporting" section of the Company's website at jbhunt.com. In carrying out its responsibilities, the Audit Committee, among other things:

- monitors the integrity of the financial reporting process, systems of internal accounting controls, and financial statements and reports of the Company,
- appoints, retains, compensates, and oversees the Company's independent auditors, including reviewing the qualifications, performance, and independence of the independent auditors,
- reviews and preapproves all audit, attest, and review services and permitted non-audit services,
- oversees the performance of the Company's internal audit function, and
- oversees the Company's compliance with legal and regulatory requirements.

In 2024, the Audit Committee met nine times. The Audit Committee schedules its meetings with a view to ensure that it devotes appropriate attention to all of its responsibilities and duties. The Audit Committee's meetings include, whenever appropriate, executive sessions with the Company's independent auditors and the Company's internal auditors, in each case outside the presence of the Company's management.

In performing its oversight role, the Audit Committee reviewed the audited consolidated financial statements for the 2024 calendar year and met and held discussions with management, the Company's internal auditors and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, to discuss those financial statements and the audit related thereto. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee discussed with the independent auditors matters required to be discussed by Auditing Standard 1301 of the Public Company Accounting Oversight Board, as may be modified, supplemented, or amended, which includes, among other items, matters related to the conduct of the audit of the Company's consolidated financial statements. The independent auditors also provided the Audit Committee with written disclosures and the letter required by Rule 3526 of the Public Company Accounting Oversight Board, as may be modified, supplemented, or amended, which relates to the auditors' independence from the Company and its related entities, and the Audit Committee discussed with the independent auditors their independence.

Based on the Audit Committee's discussions with management, the internal auditors, and the independent auditors as described above, and upon its review of the representation of management and the independent auditors and the reports of the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the calendar year ended December 31, 2024, as filed with the SEC.

Report of the Audit Committee

J.B. Hunt Transport Services, Inc.
2024 Audit Committee Members
Sharilyn S. Gasaway, Chairperson
Francesca M. Edwardson
Persio Lisboa



Proposal Number Three

Ratification Of Independent Registered Public Accounting Firm

The Audit Committee has selected PricewaterhouseCoopers LLP (PwC) as the Company's independent registered public accounting firm to examine the consolidated financial statements of the Company for the 2025 calendar year. The Board seeks an indication from our shareholders of their approval or disapproval of the Audit Committee's selection of PwC as the Company's independent registered public accounting firm for the 2025 calendar year.

PwC has been our independent auditor since 2021. No relationships exist with PwC other than the usual relationships between auditor and client. Representatives of PwC are expected to be present at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so. If our shareholders do not ratify the appointment of PwC at the Annual Meeting, the Audit Committee will consider such event in its selection of the Company's independent registered public accounting firm for the 2025 calendar year. Additionally, even if the appointment is ratified, the Audit Committee, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the 2025 calendar year if it determines that such a change would be in the best interests of the Company and its shareholders.

> **The Board of Directors unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the 2025 calendar year**

Audit And Non-Audit Fees

The Audit Committee preapproves the audit and non-audit services to be rendered to the Company, as well as the fees associated with such services. Generally, management will submit to the Audit Committee a detailed list of services that it recommends the Audit Committee engage the independent auditors to provide for the calendar year. The Audit Committee is informed from time to time regarding the non-audit services actually provided pursuant to the preapproval process. During the year, the Audit Committee periodically reviews the types of services and dollar amounts approved and adjusts such amounts, as it deems appropriate. Unless a service to be provided by the independent auditors has received general preapproval, it will require specific preapproval by the Audit Committee. The Audit Committee also periodically reviews all non-audit services to ensure that such services do not impair the independence of the Company's independent registered public accounting firm. The Audit Committee approved all services provided by PwC for the 2024 and 2023 calendar years. These services included the audit of the Company's annual financial statements, audit of the Company's internal control over financial reporting, review of the Company's quarterly financial statements, consent for and review of registration statements filed by the Company with the SEC, and audit of the Company's employee benefit plan. See "Report of Audit Committee" set forth earlier for a discussion of auditor independence.

The following table shows the fees billed for audit and other services provided to the Company by PwC for 2024 and 2023 calendar years, respectively:

	2024 ($)	2023 ($)
Audit fees (1)	1,728,000	1,446,000
Audit-related fees (2)	45,000	45,000
Tax fees	—	—
All other fees	—	—

(1) Audit fees consisted of the audit of the Company's annual financial statements, including the audit of the effectiveness of internal control over financial reporting, the review of the Company's quarterly reports on Form 10-Q, and consent for and review of registration statements filed by the Company with the SEC.

(2) Audit-related fees consisted of the audit of the Employee Benefit Plan.

The Audit Committee considers whether non-audit services provided by PwC are compatible with maintaining PwC's independence to determine that the nature and substance of the limited non-audit services do not impair the status of PwC as the Company's independent registered public accounting firm. PwC did not bill the Company for any other services relating to calendar years 2024 and 2023.

Policy on Audit Committee Preapproval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee has the responsibility of appointing, setting compensation for, and overseeing the work of the independent auditor and has established a policy to preapprove all audit and permissible non-audit services provided by the independent auditor.

Prior to the engagement of the independent auditor for next year's audit, management will submit to the Audit Committee for approval an aggregate of services expected to be rendered during that year for each of four categories of services:

- **Audit services** include audit work performed related to the financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, attestation services, and consultation regarding financial accounting and/or reporting standards.

- **Audit-related services** are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

- **Tax services** include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, including fees in the areas of tax compliance, tax planning, and tax advice.

- **Other services** are those not captured in the other categories. The Company generally does not request such services from the independent auditor.

Prior to the engagement, the Audit Committee preapproves these services by category of service. The fees are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise that make it necessary to engage the independent auditor for additional services not contemplated in the original preapproval. In those instances, the Audit Committee requires specific preapproval before engaging the independent auditor.

The Audit Committee may delegate preapproval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, the preapproval decisions to the Audit Committee at its next scheduled meeting.

SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE URGED TO VOTE BY INTERNET, TELEPHONE, OR MAIL

IF YOU VOTE BY INTERNET OR TELEPHONE, <u>DO NOT</u> RETURN YOUR PROXY CARD

By Order of the Board of Directors

JENNIFER R. BOATTINI
Corporate Secretary



Questions and Answers about the Proxy Materials and the Annual Meeting

When And Where Is The Annual Meeting?

Date: Thursday, April 24, 2025
Time: 10 a.m. Central Daylight Time
Location: **J.B. Hunt Transport Services, Inc.**
            Corporate Offices
            Million Mile Auditorium
            615 J.B. Hunt Corporate Drive
            Lowell, Arkansas 72745

What Matters Will Be Voted Upon At The Annual Meeting?

At the Annual Meeting, you will be asked to:

- Consider and vote upon a proposal to elect nominees Brett Biggs, Francesca M. Edwardson, Sharilyn S. Gasaway, Thad Hill, Bryan Hunt, Persio Lisboa, John N. Roberts, III, James L. Robo, and Shelley Simpson as directors to hold office for a term of one year, expiring at the close of the Annual Meeting of Shareholders in 2026.

- Consider and approve an advisory resolution regarding the Company's compensation of its named executive officers.

- Consider and vote upon a proposal to ratify the appointment of PwC as the Company's independent registered public accounting firm for the 2025 calendar year.

- Transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

What Constitutes A Quorum?

The presence, either in person or by proxy, of the holders of at least a majority of our issued and outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, which are described in more detail below, are counted as shares present at the Annual Meeting for purposes of determining whether a quorum exists.

Who Is Entitled To Vote?

Only shareholders of record of the Company's common stock at the close of business on Tuesday, February 18, 2025, which is the "record date," are entitled to notice of, and to vote at, the Annual Meeting. Shares that may be voted include shares that are held:

(1) directly by the shareholder of record, and
(2) beneficially through a broker, bank, or other nominee.

Each share of our common stock will be entitled to one vote on all matters submitted for a vote at the Annual Meeting.

As of the record date, there were 100,008,209 shares of our common stock issued and outstanding and entitled to be voted at the Annual Meeting.

Why Did I Receive A Notice Regarding The Internet Availability Of The Proxy Materials Instead Of A Paper Copy Of The Proxy Materials?

We are utilizing the SEC's rules that allow us to furnish our proxy materials over the internet. As a result, we are mailing to many of our shareholders a Notice of Internet Availability of Proxy Materials, rather than a full paper set of the proxy materials.

Questions and Answers about the Proxy Materials and the Annual Meeting

This notice of internet availability includes instructions on how to access our proxy materials on the internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials by mail. Shareholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. Shareholders who request or have requested to receive a paper copy of the materials will receive a full paper set of the proxy materials by mail.

This distribution process will contribute to our sustainability efforts and will reduce the costs of printing and distributing our proxy materials.

What Is The Difference Between Holding Shares As A "Registered Owner" And A "Beneficial Owner"?

Most of the Company's shareholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between registered shares and those owned beneficially:

- Registered Owners – If your shares are registered directly in your name with our transfer agent, Computershare Trust Company N.A., you are, with respect to those shares, the shareholder of record. As the shareholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting.

- Beneficial Owners – If your shares are held in a brokerage account, bank, or by another nominee, you are, with respect to those shares, the "beneficial owner" of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote or to vote in person at the Annual Meeting. However, because you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from your broker, bank, or other nominee (who is the shareholder of record) giving you the right to vote the shares.

What Shareholder Approval Is Necessary For Approval Of The Proposals?

- Election of Directors

  Each director shall be elected by a vote of the majority of votes cast with respect to that director. This means that a director must receive "for" votes from more than 50% of the number of shares voted with respect to that director. However, if the number of nominees is greater than the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any shareholder meeting. For purposes of this vote, a failure to vote, a vote to abstain, or withholding your vote (or direction to your broker to do so) is not counted as a vote cast and, therefore, will have no effect on the outcome of this vote.

- Advisory vote on the resolution to approve the Company's compensation of its named executive officers

  Approval of this resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of this vote, a failure to vote, a vote to abstain, or withholding your vote (or direction to your broker to do so) is not counted as a vote cast and, therefore, will have no effect on the outcome of this vote. While this vote is required by law, it will neither be binding on the Company nor the Board. It also will not create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

- Ratification of the appointment of PwC as the Company's independent registered public accounting firm

  Ratification of the Audit Committee's appointment of PwC as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of this vote, a failure to vote, a vote to abstain, or withholding your vote (or direction to your broker to do so) is not counted as a vote cast and, therefore, will have no effect on the outcome of this vote. Shareholder ratification is not required for the appointment of the Company's independent registered public accounting firm. However, we are submitting the proposal to solicit the opinion of our shareholders.

As of the record date, directors and executive officers of the Company beneficially owned an aggregate 2,308,422 shares of common stock representing 2.3% of our common stock issued and outstanding and, therefore, 2.3% of the voting power entitled to vote at the Annual Meeting. The Company believes that its directors and executive officers currently intend to vote their shares as follows:

- **FOR** the election of directors for one (1) year

- **FOR** the resolution approving the Company's compensation of its named executive officers

- **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the 2025 calendar year

May I Vote My Shares In Person At The Annual Meeting?

If you are the registered owner of shares of the Company's common stock on the record date, you have the right to vote your shares in person at the Annual Meeting. Please bring the Notice of Internet Availability of Proxy Materials with you for admission to the Annual Meeting.

If you are the beneficial owner of shares of the Company's common stock on the record date, you may vote these shares in person at the Annual Meeting if you request and obtain a legal proxy from your broker, bank, or other nominee (the shareholder of record) giving you the right to vote the shares at the Annual Meeting, complete such legal proxy, and present it to the Company at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your voting instructions or proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

How Can I Vote My Shares Without Attending The Annual Meeting?

If you are a registered owner, you may instruct the named proxy holders on how to vote your shares by following the instructions in the Notice of Internet Availability of Proxy Materials. The internet and telephone voting systems will be available until 11:59 p.m. Central Daylight Time on Wednesday, April 23, 2025 (the day before the Annual Meeting). If you request a paper copy of the proxy materials and choose to vote by mail, please complete, sign, date and promptly return the accompanying proxy card in the enclosed addressed postage-paid envelope that will be provided to you in response to your request, even if you plan to attend the Annual Meeting. The immediate return of your proxy card will be of great assistance in preparing for the Annual Meeting and is, therefore, urgently requested. If you choose to vote by mail, your completed proxy card must be received before the polls close for voting during the 2025 Annual Meeting. If you attend the Annual Meeting and vote in person, your proxy card will not be used.

If you are the beneficial owner of shares held in "street name," you should instruct your broker, bank, or other nominee on how to vote your shares in accordance with the instructions provided in the Notice of Internet Availability of Proxy Materials provided by your broker, bank or other nominee. The instructions from your nominee will indicate whether internet or telephone voting is available and, if so, will provide details regarding how to use those systems.

If My Shares Are Held In "Street Name," Will My Broker, Bank Or Other Nominee Vote My Shares For Me?

If you hold shares in street name through a broker, bank, or other nominee, your broker, bank, or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. Under current stock exchange rules, brokers who do not have instructions from their customers may not use their discretion in voting their customers' shares on certain specific matters that are not considered to be "routine" matters, including the election of directors, executive compensation, and other significant matters. The proposals in this Proxy Statement regarding the election of directors and the advisory votes concerning executive compensation are not considered to be routine matters. **Therefore, without your specific instructions, your shares will not be voted on these matters and will not be counted in determining the number of shares necessary for approval.** Shares represented by such "broker non-votes," however, will be counted in determining whether there is a quorum. You should follow the directions provided by your nominee regarding instructions on how to vote your shares.

Ratification of the appointment of PwC as the Company's independent registered public accounting firm is considered a routine matter and, therefore, if beneficial owners fail to give voting instructions, brokers, banks, and other nominees will have the discretionary authority to vote shares of our common stock with respect to this proposal.

Questions and Answers about the Proxy Materials and the Annual Meeting

What Is A Broker Non-Vote?

Generally, a "broker non-vote" occurs when a broker, bank, or other nominee that holds shares in "street name" for a customer is precluded from exercising voting discretion on a particular proposal because:

(1) the beneficial owner has not instructed the nominee on how to vote, and
(2) the nominee lacks discretionary voting power to vote such issues.

Under NASDAQ rules, a nominee does not have discretionary voting power with respect to the approval of "nonroutine" matters absent specific voting instructions from the beneficial owners of such shares.

How Will My Proxy Be Voted?

Shares represented by a properly executed proxy (by internet, telephone, or in paper form) that is received in a timely manner, and not subsequently revoked, will be voted at the Annual Meeting or any adjournment or postponement thereof in the manner directed on the proxy. John N. Roberts, III and Shelley Simpson are named as proxies in the proxy form and have been designated by the Board as the directors' proxies to represent you and vote your shares at the Annual Meeting. All shares represented by a properly executed proxy on which no choice is specified will be voted:

(1) **FOR** the election of the nominees for director named in this Proxy Statement,

(2) **FOR** the resolution approving the Company's compensation of its named executive officers,

(3) **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the 2025 calendar year

(4) in accordance with the proxy holders' best judgment as to any other business that properly comes before the Annual Meeting.

This Proxy Statement is considered to be voting instructions for the trustees of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan for our common stock allocated to individual accounts under this plan. If account information is the same, participants in the plan (who are shareholders of record) will receive a single proxy representing all of their shares. If a plan participant does not submit a proxy to us, the trustees of the plan in which shares are allocated to his or her individual account will vote such shares in the same proportion as the total shares in such plan for which directions have been received.

May I Revoke My Proxy And Change My Vote?

Yes. You may revoke your proxy and change your vote at any time prior to the vote at the Annual Meeting.

If you are the registered owner, you may revoke your proxy and change your vote by:

(1) submitting a new proxy bearing a later date (which automatically revokes the earlier proxy),
(2) giving notice of your changed vote to us in writing mailed to the attention of Jennifer R. Boattini, Corporate Secretary, at our executive offices, or
(3) attending the Annual Meeting and giving oral notice of your intention to vote in person.

You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Who Will Pay The Costs Of Soliciting Proxies?

Proxies will be solicited initially by mail. Further solicitation may be made in person or by telephone, electronic mail, or facsimile. The Company will bear the expense of preparing, printing, and mailing this Proxy Statement and accompanying materials to our shareholders. Upon request, the Company will reimburse brokers, banks, and other nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the Annual Meeting to the beneficial owners of our common stock.

In 2024, the Company retained Broadridge, an independent proxy solicitation firm, to assist in soliciting proxies from shareholders. The Company paid Broadridge a fee of approximately $149,000 as compensation for its services and was reimbursed for its out-of-pocket expenses. The fee amount was not contingent on the number of shareholder votes cast in favor of any proposal, and Broadridge is prohibited from making any recommendation to our shareholders to either accept or reject any proposal or otherwise express an opinion concerning a proposal. Proxy solicitation fees in 2025 are expected to be comparable to those paid in 2024.

What Other Business Will Be Presented At The Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other business that may properly be, or is likely to be, brought before the Annual Meeting. If any other matters should arise at the Annual Meeting, the persons named as proxy holders, John N. Roberts, III and Shelley Simpson, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, any of the director nominees are not available to serve as a director, the named proxy holders will vote your proxy for such other director candidate or candidates as may be nominated by the Board.

What Is The Deadline For Shareholder Proposals For The 2026 Annual Meeting?

- Shareholder Proposals for Inclusion in Next Year's Proxy Statement

In order for a shareholder proposal to be eligible to be included in the Company's Proxy Statement and proxy card for the 2026 Annual Meeting of Shareholders, the proposal:

(1) must be received by the Company at its executive offices, 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, Attention: Corporate Secretary, on or before November 12, 2025, and

(2) must concern a matter that may be properly considered and acted upon at the Annual Meeting in accordance with applicable laws, regulations and the Company's Bylaws and policies, and must otherwise comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

- Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access)

Our Bylaws provide for proxy access for director nominations by shareholders. A shareholder, or group of up to 20 shareholders, owning an aggregate of at least 3% of the Company's outstanding shares of common stock continuously for at least three years, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two nominees or 20% of the Board then in office, provided that the shareholder(s) and nominee(s) satisfy the proxy access requirements set forth in Section 2.14 of our Bylaws. In order for a shareholder to nominate a director candidate for election to be considered at our Annual Meeting (for inclusion in the Company's proxy materials), our Bylaws provide that the shareholder must give written notice to our Secretary at the Company's principal executive offices, and such notice must be received by the Secretary not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, in advance of the anniversary of the date (as stated in the Company's proxy materials) that the Company's definitive proxy statement was first sent to shareholders in connection with the previous year's Annual Meeting, unless an alternative deadline under our Bylaws is triggered. To be in proper written form, a shareholder's notice to the Secretary must comply with all requirements contained in our Bylaws, a copy of which may be obtained upon written request to the Secretary.

Accordingly, in connection with our 2026 Annual Meeting of Shareholders, a shareholder intending to nominate a director for inclusion in the Company's Proxy Statement and proxy card for such Annual Meeting, must provide written notice to the Secretary at the Company's executive offices, at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, Attention: Corporate Secretary, and such notice must be received by the Secretary not earlier than the close of business on October 13, 2025, and not later than the close of business on November 12, 2025.

- Other Shareholder Proposals or Director Nominees

In order for a shareholder to nominate a director candidate for election or introduce a proposal to be considered at our Annual Meeting which is not intended to be included in the Company's proxy materials for such meeting, our Bylaws provide that the shareholder must give written notice to our Secretary at the Company's principal executive offices, and such notice must be received by the Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year's Annual Meeting, unless an alternative deadline under our Bylaws is triggered. To be in proper written form, a shareholder's notice to the Secretary, including a notice pursuant to Rule 14a-19 under the Exchange Act, must comply with all requirements contained in our Bylaws, a copy of which may be obtained upon written request to the Secretary.

Accordingly, in connection with our 2026 Annual Meeting of Shareholders, a shareholder intending to introduce a proposal or nominate a director, but not intending the proposal or nomination to be included in the Company's Proxy Statement and proxy card for such Annual Meeting, must provide written notice to the Secretary at the Company's executive offices, at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, Attention: Corporate Secretary, and such notice must be received by the Secretary not earlier than the close of business on December 25, 2025, and not later than the close of business on January 24, 2026. Because our advance notice bylaws require earlier notice than Rule 14a-19, all notices required under Rule 14a-19 must also be received by the Secretary not later than the close of business on January 24, 2026. The persons appointed by our Board to act as proxy holders for such Annual Meeting (named in the form of proxy) will be allowed to use their discretionary voting authority with respect to any matter or proposal not properly presented for a vote at such meeting.

Where Can I Find The Voting Results Of The Annual Meeting?

The Company will publish final voting results of the Annual Meeting on a Form 8-K within four business days after the annual shareholders meeting on April 24, 2025.

What Should I Do If I Receive More Than One Notice of Internet Availability of Proxy Materials?

You may receive more than one Notice of Internet Availability of Proxy Materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice for each brokerage account. If you are a registered owner and your shares are registered in more than one name, you will receive more than one notice. Please submit a proxy to vote your shares to which each notice relates by internet as described above or if you requested to receive the proxy materials by mail, complete, sign, date, and return each proxy card you receive. If you have shares held in one or more "street names," then you must complete, sign, date, and return to each bank, broker, or other nominee through which you hold shares each voting instruction form received from that bank, broker, or other nominee (or obtain a proxy from each such nominee holder if you wish to vote during the Annual Meeting).

What Is Householding?

In an effort to reduce printing costs and postage fees, the Company has adopted a practice approved by the SEC called "householding." Under this practice, certain shareholders who have the same address and last name will receive only one copy of the Notice of Internet Availability of Proxy Materials or, if subsequently requested, only one set of proxy materials, unless one or more of these shareholders notifies the Company that he or she wishes to continue receiving individual copies. Shareholders who do not participate in householding will continue to receive separate notifications or sets of proxy materials.

If you share an address with another shareholder and received only one copy of the notification or set of proxy materials and would like to request separate copies, or if you do not wish to participate in householding in the future, please:

(1) mail such request to J.B. Hunt Transport Services, Inc., Attention: Corporate Secretary, 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, or

(2) call the Corporate Secretary toll-free at 800-643-3622.

Similarly, you may also contact the Company if you received multiple copies of the notification or set of proxy materials and would prefer to receive a single copy in the future.

What Do I Need To Do Now?

First, read this Proxy Statement carefully. Then, if you are a registered owner, you should, as soon as possible, submit your proxy by voting electronically via the internet or if you requested a proxy card by mail, by executing and returning the proxy card or using the telephone option provided. If you are the beneficial owner of shares held in "street name," then you should follow the voting instructions of your broker, bank, or other nominee. Your shares will be voted in accordance with the directions you specify. If you submit an executed proxy card to the Company, but fail to specify voting directions, your shares will be voted:

(1) **FOR** the election of the nominees for director named in this Proxy Statement,

(2) **FOR** the resolution approving the Company's compensation of its named executive officers,

(3) **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the 2025 calendar year

Who Can Help Answer My Questions?

If you have questions concerning a proposal or the Annual Meeting, if you would like additional copies of this Proxy Statement, or if you need directions to or special assistance at the Annual Meeting, please call the Corporate Secretary toll-free at 800-643-3622. In addition, information regarding the Annual Meeting is available at our website, jbhunt.com.

2024 Annual Report

J.B. HUNT TRANSPORT SERVICES, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

___X___ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

_____ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____**

Commission file number
0-11757

J.B. HUNT TRANSPORT SERVICES, INC.

(Exact name of registrant as specified in its charter)

Arkansas	**71-0335111**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
615 J.B. Hunt Corporate Drive	**72745-0130**
Lowell, Arkansas	(ZIP Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **479-820-0000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	JBHT	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___**X**___ No _____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes _____ No ___**X**___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___**X**___ No _____

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ___**X**___ No _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___**X**___ Accelerated filer _____ Non-accelerated filer _____ Smaller reporting company _____ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [**X**]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [**X**]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) . [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _____ No ___**X**___

The aggregate market value of 81,444,471 shares of the registrant's $0.01 par value common stock held by non-affiliates as of June 30, 2024, was $13.0 billion (based upon $160.00 per share)

As of February 18, 2025, the number of outstanding shares of the registrant's common stock was 100,008,209.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Notice and Proxy Statement for the Annual Meeting of Shareholders, to be held April 24, 2025, are incorporated by reference in Part III of this Form 10-K.



FORWARD-LOOKING STATEMENTS

This report, including documents which are incorporated by reference and other documents which we file periodically with the Securities and Exchange Commission (SEC), contains statements that may be considered to be "forward-looking statements." Such statements relate to our predictions concerning future events or operations and are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we use words like "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "goals," "strategy," "future," "predict," "seek," "estimate," "likely," "could," "should," "would," and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. Forward-looking statements are inherently uncertain, subject to risks, and should be viewed with caution. These statements are based on our belief or interpretation of information currently available. Shareholders and prospective investors are cautioned that actual results and future events may differ materially from these forward-looking statements as a result of many factors. Some of the factors and events that are not within our control and that could have a material impact on future operating results include the following: general economic and business conditions; competition and competitive rate fluctuations; excess capacity in the intermodal or trucking industries; a loss of one or more major customers; cost and availability of diesel fuel; interference with or termination of our relationships with certain railroads; rail service delays; disruptions to U.S. port-of-call activity; ability to attract and retain qualified drivers, delivery personnel, independent contractors, and third-party carriers; retention of key employees; insurance costs and availability; litigation and claims expense; determination that independent contractors are employees; new or different environmental or other laws and regulations; volatile financial credit markets or interest rates; changes in border or trade policies, including tariffs; terrorist attacks or actions; acts of war; adverse weather conditions; disruption or failure of information systems; inability to keep pace with technological advances affecting our information technology platforms; potential business or operational disruptions resulting from the effects of a national or international health pandemic; operational disruption or adverse effects of business acquisitions; increased costs for and availability of new revenue equipment; disruptions in the procurement of domestic or imported revenue equipment; decreases in the value of used equipment; and the ability of revenue equipment manufacturers to perform in accordance with agreements for guaranteed equipment trade-in values.

You should understand that many important factors that are not within our control, in addition to those listed above, could impact us operationally and financially. Our future financial and operating results may fluctuate as a result of these and other risk factors or events as described in our filings with the SEC. Some important factors that could cause our future results to differ from estimates or projections contained in the forward-looking statements are described under "Risk Factors" in Item 1A. We assume no obligation to update any forward-looking statement to the extent we become aware that it will not be achieved for any reason.

ITEM 1. BUSINESS

OVERVIEW

We are one of the largest surface transportation, delivery, and logistics companies in North America. J.B. Hunt Transport Services, Inc. is a publicly held holding company that, through our wholly owned subsidiaries, provides a wide range of reliable transportation, brokerage, and delivery services to a diverse group of customers and consumers throughout the continental United States, Canada, and Mexico. Unless otherwise indicated by the context, "we," "us," "our," the "Company", and "JBHT" refer to J.B. Hunt Transport Services, Inc. and its consolidated subsidiaries. We were incorporated in Arkansas on August 10, 1961, and have been a publicly held company since our initial public offering in 1983. Our service offerings include transportation of full-truckload containerized freight, which we directly transport utilizing our company-controlled revenue equipment and company drivers, independent contractors, or third-party carriers. We have arrangements with most of the major North American rail carriers to transport freight in containers or trailers, while we perform the majority of the pickup and delivery services. We also provide customized freight movement, revenue equipment, labor, systems, and delivery services that are tailored to meet individual customers' requirements and typically involve long-term contracts. These arrangements are generally referred to as dedicated services and may include multiple pickups and drops, freight handling, specialized equipment, and freight network design. In addition, we provide or arrange for local and home delivery services, generally referred to as last-mile delivery services, to customers through a network of cross-dock and other delivery system locations throughout the continental United States. Utilizing thousands of reliable third-party carriers, we also provide comprehensive freight transportation brokerage and logistics services. In addition to dry-van, full-load operations, we also arrange for these unrelated outside carriers to provide flatbed, refrigerated, less-than-truckload (LTL), and other specialized equipment, drivers, and services. Also, we utilize contracted power units to provide traditional over-the-road full truckload delivery services. Our customers, who include many Fortune 500 companies, have extremely diverse businesses. Many of them are served by J.B. Hunt 360°®, an online platform that offers shippers and carriers greater access, visibility and transparency of the supply chain.

We believe our ability to offer multiple services, utilizing our existing lines of business and a full complement of logistics services through third parties, represents a competitive advantage. We report our operating results for these services using five reporting segments: Intermodal (JBI), Dedicated Contract Services® (DCS®), Integrated Capacity Solutions (ICS), Final Mile Services® (FMS) and Truckload (JBT). Our business usually involves slightly higher freight volumes in August through early November. Meanwhile, DCS and FMS are subject to less seasonal variation than our other segments.

Additional general information about us is available at jbhunt.com. We make a number of reports and other information available free of charge on our website, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Our website also contains corporate governance guidelines, our code of ethics, our whistleblower policy, Board committee charters, and other corporate policies. The information on our website is not, and shall not be deemed to be, a part of this annual report on Form 10-K or incorporated into any other filings we make with the SEC.

OUR VISION, MISSION AND STRATEGY

We forge long-term relationships with key customers that include supply chain management as an integral part of their strategies. Working in concert, we strive to drive out excess cost, add value and function as an extension of their enterprises. Our strategy is based on utilizing an integrated, multimodal approach to provide capacity-oriented solutions centered on delivering customer value and industry-leading service. We believe our unique operating strategy can add value to customers and increase our profits and returns to shareholders.

Our Vision
To create the most efficient transportation network in North America.

Our Mission
Driving long-term value for our people, customers and shareholders.

We continually analyze opportunities for additional capital investment and where management's resources should be focused to provide more benefits to our customers. These actions should, in turn, yield increasing returns to our shareholders.

Increasingly, our customers are seeking energy-efficient transportation solutions to reduce both cost and greenhouse-gas emissions. Our Company's vision, to create the most efficient transportation network in North America, focuses on delivering both for our customers across all of our business segments. We seek to accomplish this by maintaining a modern fleet to maximize fuel efficiency, converting loads from truck to rail with our intermodal service, and introducing technologies to optimize freight flows in the supply chain by eliminating waste. Additionally, we continue to test and explore the usage of alternative fuel vehicles. Efforts to improve fleet fuel efficiency and reduce greenhouse gas emissions are ongoing. We are an Environmental Protection Agency (EPA) SmartWay® Transport Partner, and a proud thirteen-time recipient of the EPA's SmartWay® Excellence Award (awarded consecutively through 2021 before the award program was paused in 2022 and 2023). In 2024 we were listed in Smartway's High Performer List which highlights companies who have achieved significant shipping and freight efficiencies that merit special attention.

As always, we continue to ingrain safety into our corporate culture and strive to conduct all of our operations as safely as possible.

OPERATING SEGMENTS
Segment information is also included in Note 13 to our Consolidated Financial Statements.

JBI Segment
The transportation service offerings of our JBI segment utilize arrangements with most major North American rail carriers to provide intermodal freight solutions for our customers throughout the continental United States, Canada, and Mexico. Our JBI segment began operations in 1989, forming a unique partnership with what is now the BNSF Railway Company (BNSF); this was a watershed event in the industry and the first agreement that linked major rail and truckload carriers in a joint service environment. Throughout the years that followed, JBI established multiple agreements with other Class I railroads. JBI draws on the intermodal services of these rail carriers for the underlying linehaul movement of its equipment between rail ramps. The origin and destination pickup and delivery services (drayage) are handled by our company-owned tractors for the majority of our intermodal loads, while third-party dray carriers are used where economical. By performing our own drayage services, we are able to provide a cost-competitive, seamless coordination of the combined rail and dray movements for our customers.

JBI operates 122,272 pieces of company-owned trailing equipment systemwide. The fleet primarily consists of 53-foot, high-cube containers and is designed to take advantage of intermodal double-stack economics and superior ride quality. We own and maintain our own chassis fleet, consisting of 103,850 units. The containers and chassis are uniquely designed so that they may only be paired together for optimal productivity, which we feel creates an operational competitive advantage. JBI also manages a fleet of 6,153 company-owned tractors and contracts 349 independent contractor trucks. At December 31, 2024, the total JBI employee count was 9,253, including 8,117 company drivers and 4 delivery and material assistants. Revenue for the JBI segment in 2024 was $5.96 billion.

DCS Segment

DCS focuses on private fleet conversion and creation in replenishment and specialized equipment. We specialize in the design, development, and execution of supply chain solutions that support a variety of transportation networks. Contracts with our customers are long-term, ranging from three to 10 years, with the average being approximately five years. Pricing of our contracts typically involves cost-plus arrangements, with our fixed costs being recovered regardless of equipment utilization, but is customized based on the amount of invested capital and the duration of the contract.

At December 31, 2024, this segment operated 12,048 company-owned trucks, 598 customer-owned trucks, and one independent contractor truck. DCS also operates 27,149 owned pieces of trailing equipment and 4,897 customer-owned trailers. The DCS segment employed 15,521 people, including 13,173 drivers and 39 delivery and material assistants, at December 31, 2024. DCS revenue for 2024 was $3.40 billion.

ICS Segment

ICS provides traditional freight brokerage and transportation logistics solutions to customers through relationships with thousands of third-party carriers and integration with our owned equipment within other segments. By leveraging the J.B. Hunt brand, systems, and network, we provide a broader service offering to customers by providing flatbed, refrigerated, and expedited, as well as a variety of dry-van and intermodal solutions. Furthermore, we offer an online multimodal marketplace via J.B. Hunt 360 that helps shippers and carriers match the right load with the right carrier. ICS also provides the majority of our single-source logistics management services for customers desiring to outsource their transportation functions and utilize our proven supply chain technology and design expertise to improve efficiency. ICS operates multiple remote sales offices or branches, as well as on-site logistics personnel working in direct contact with customers.

At December 31, 2024, the ICS segment employed 590 people, with approximately 110,000 available third-party carriers. ICS revenue for 2024 was $1.14 billion.

FMS Segment

FMS provides last-mile delivery services to customers through a nationwide network of cross-dock and other delivery system network locations, with 98% of the continental U.S. population living within 150 miles of a network location. FMS provides both asset and non-asset (brokerage) big and bulky delivery and installation services, as well as fulfillment, retail-pooling distributions, and LTL services. FMS contracts with customers range from one to five years, with the average being approximately three years.

At December 31, 2024, this segment operated 1,123 company-owned trucks, 206 customer-owned trucks, and 36 independent contractor trucks. FMS also operates 1,137 owned pieces of trailing equipment and 104 customer-owned trailers. The FMS segment employed 2,587 people, including 1,280 drivers and 338 delivery and material assistants, at December 31, 2024. FMS revenue for 2024 was $910 million.

JBT Segment

The service offering in this segment is full-load, dry-van freight, utilizing tractors and trailers operating over roads and highways. JBT offers these services through our J.B. Hunt 360box® program which utilizes our J.B. Hunt 360 platform to access capacity and offer efficient drop trailer solutions to our customers. We typically pick up freight at the dock or specified location of the shipper and transport the load directly to the location of the consignee. We use independent contractors or third-party carriers who agree to transport freight in our trailers as well as available company-owned tractors and employee drivers.

At December 31, 2024, the JBT segment operated 12,895 company-owned trailers, two company-owned tractors, and employed 266 people, three of whom were drivers. At December 31, 2024, we had 1,917 independent contractors operating in the JBT segment. JBT revenue for 2024 was $702 million.

Marketing and Operations

We transport, or arrange for the transportation of, a wide range of freight, including general merchandise, specialty consumer items, appliances, forest and paper products, food and beverages, building materials, soaps and cosmetics, automotive parts, agricultural products, electronics, and chemicals. Our customer base includes a large number of Fortune 500 companies. We provide many transportation services that meet the supply chain logistics needs of shippers.

We generally market all of our service offerings through a nationwide sales and marketing network. We use specific sales forces in DCS and FMS due to the length, complexity, and specialization of the sales cycle. In addition to our sales teams, J.B. Hunt 360 offers instant access to a wide array of technology-driven solutions for customers and carriers. Through the platform, businesses of all sizes can quote and book shipments, view analytics, and gain visibility into freight movement. In accordance with our typical arrangements, we bill the customer for all services, and we, in turn, pay all third parties for their portion of transportation services provided.

Human Capital Resources
General
Despite operating over 189,000 pieces of transportation equipment, our single greatest asset and one of the factors differentiating us from our competitors is our service-oriented people. We strive to provide a supportive and safe work environment for employees, where diverse and innovative ideas can be fostered to solve problems and provide value-added services for our customers. We put forth our best effort to support initiatives that benefit our people and reflect our company values of integrity, respect, innovation, safety, and excellence.

As of December 31, 2024, we had 33,646 employees, which consisted of 22,573 company drivers, 9,266 office personnel, 1,426 maintenance technicians, and 381 delivery and material assistants. We also had arrangements with 2,303 independent contractors to transport freight in our trailing equipment. None of our employees are represented by unions or covered by collective bargaining agreements.

In managing the Company's business, our executive leadership focuses on various human capital measures and objectives designed to address the attraction, development, and retention of personnel across the dimensions of culture, career, and wellness. These include but are not limited to competitive compensation and benefits, paid time off, employee retirement plans, bonus and other incentive compensation plans, modern equipment and support, employee listening programs connecting feedback with business action, leadership development, recognition, and tuition assistance.

Culture and Belonging
We work to foster a culture where all employees feel welcomed, valued, respected, safe, and heard, and where the actions of our people reflect our company values.

We measure ourselves through listening to our employees in surveys, focus groups, and town hall meetings with leadership. We use data and ideas from those activities to drive action in support of our leaders and teams. We also facilitate ideation from all employees through our process improvement platform, ELEVATION, where anyone can submit an idea to make the company better.

In addition, our Employee Resource Groups (ERGs), Inclusion Office, and Inclusion Council work together to further a culture of inclusivity. The Company's seven ERGs are open to all of our employees and offer opportunities for professional development and networking.

Career and Opportunity
Providing career opportunities for our people is an ongoing commitment. Thousands of employees have had the chance to move jobs or be promoted into new roles, and thousands more have participated in leadership training over their careers, including training opportunities for field and office positions. In addition to offering tuition assistance for degree programs or certifications to our employees, family members of employees are also eligible to apply for the J.B. Hunt Scholarship Program for Families, offering the opportunity to receive $2,500 each school year, and up to $10,000 over four years.

Wellness and Safety

The health and well-being of our workforce has always been a priority as safety is ingrained into our corporate culture and is a company value. We strive to conduct all of our operations as safely as possible. Many of our employees participate in regular job-specific safety training programs. In addition, our Million Mile Safe Driving and Recognition Awards Program has for more than 25 years recognized and rewarded our drivers who dedicate themselves to accident-free driving. Since its inception in 1996, the program has awarded more than $40 million in safe driving bonuses, and in 2024, J.B. Hunt surpassed 5,000 drivers who have achieved one million safe miles.

We believe that access to quality healthcare is also an important part of this priority, and we have programs in place that focus on improving the quality of care that our employees and their families receive. From new and expanded benefit programs to case management support to shortened eligibility waiting periods and more, we are continually assessing our offerings in a competitive and ever-changing healthcare landscape. Paid leave is another key component of this focus, and we offer benefit plans that comply with all applicable laws. Financial wellness is also included in our focus, and we provide seed funding for healthcare savings accounts and opportunities to participate in 401(k) retirement plans.

We are a company that prioritizes a supportive and safe work environment. We believe this is essential for our people to grow and thrive, and for innovative ideas to be fostered and problems to be solved. Throughout this approach, we fulfill our mission to provide long-term value for our people, customers, and shareholders.

Revenue Equipment

Our JBI segment utilizes uniquely designed high-cube containers and chassis, which can only be paired with each other and can be separated to allow the containers to be double-stacked on rail cars. The composition of our DCS trailing fleet varies with specific customer requirements and may include dry-vans, flatbeds, bulk, temperature-controlled, curtain-side vans, and dump trailers. We primarily utilize third-party carriers' tractor and trailing equipment for our ICS segment. Our FMS segment primarily utilizes straight trucks or similar equipment through third-party carriers, while the JBT segment operates primarily 53-foot dry-van trailers.

As of December 31, 2024, our company-owned tractor and truck fleet consisted of 19,326 units. In addition, we had 2,303 independent contractors who operate their own tractors but transport freight in our trailing equipment. We operate with standardized tractors in as many fleets as possible, particularly in our JBI and JBT fleets. Due to our customers' preferences and the actual business application, our DCS fleet is extremely diversified. We believe operating with relatively newer revenue equipment provides better customer service, attracts quality drivers, improves fuel efficiency and lowers maintenance expense. At December 31, 2024, the average age of our combined tractor fleet was 2.4 years, while our containers averaged 9.6 years of age and our trailers averaged 6.5 years. We perform routine servicing and preventive maintenance on our equipment at our regional terminal facilities.

Competition and the Industry

The freight transportation markets in which we operate are frequently referred to as highly fragmented and competitive. Our JBI segment competes with other intermodal marketing companies; other full-load carriers that utilize railroads for a portion of the transportation service; and, to a certain extent, some railroads directly. The diversified nature of the services provided by our DCS and FMS segments attracts competition from customers' private fleets, other private fleet outsourcing companies, equipment leasing companies, local and regional delivery service providers, and some truckload carriers. Our ICS segment utilizes the fragmented nature of the truck industry and competes with other non-asset-based logistics companies and freight brokers, as well as full-load carriers. The full-load freight competition of our JBT segment includes thousands of carriers, many of which are very small. While we compete with a number of smaller carriers on a regional basis, only a limited number of companies represent competition in all markets across the country.

We compete with other transportation service companies primarily in terms of price, on-time pickup and delivery service, availability and type of equipment capacity, and availability of carriers for logistics services.

Regulation

Our operations as a for-hire motor carrier are subject to regulation by the U.S. Department of Transportation (DOT) and the Federal Motor Carrier Safety Administration (FMCSA), and certain business is also subject to state rules and regulations. The DOT periodically conducts reviews and audits to ensure our compliance with federal safety requirements, and we report certain accident and other information to the DOT. Our operations into and out of Canada and Mexico are subject to regulation by those countries as well as U.S. Customs and Boarder Protection with respect to cross-border trade and security compliance. We are also subject to a variety of requirements of national, state, and local governments, including the U.S. Environmental Protection Agency and the Occupational Safety and Health Administration.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. These laws and regulations have the effect of increasing the costs, risks and liabilities associated with our applicable operations. We are also subject to existing and potential future laws and regulations with regards to public policy on climate change. If current regulatory requirements become more stringent or new environmental laws and regulations regarding climate change are introduced, we could be required to make significant expenditures or abandon certain activities.

We continue to monitor the actions of the FMCSA and other regulatory agencies and evaluate all proposed rules to determine their impact on our operations.

ITEM 1A. RISK FACTORS

In addition to the factors outlined previously in this Form 10-K regarding forward-looking statements and other comments regarding risks and uncertainties, the following risk factors should be carefully considered when evaluating our business. Our business, financial condition or financial results could be materially and adversely affected by any of these risks.

Risks Related to Our Industry

Our business can be significantly impacted by economic conditions, customer business cycles, government policies, and seasonal factors.
Our business is dependent on the freight shipping needs of our customers, which can be heavily impacted by economic conditions and other factors affecting their businesses. Recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries where we have a significant concentration of customers, may substantially reduce freight volumes for which our customers need transportation services and lead to excess capacity in the industry and resulting pressure on the rates we are able to obtain for our services. Adverse economic conditions may also require us to increase our reserve for bad debt losses. Rapid changes in government or political policies, including border or trade policies and tariffs, can also impact our customers operations and reduce their need for freight shipping, or may have an impact on the cost or availability of our equipment. In addition, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season, and our operating expenses tend to be higher in the winter months, primarily due to colder weather, which causes higher fuel consumption from increased idle time and higher maintenance costs. Any of these factors could have a significant adverse effect on our financial condition and results of operations.

Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.
Certain weather conditions such as ice and snow can disrupt our operations. Increases in the cost of our operations, such as towing and other maintenance activities, frequently occur during the winter months. Natural disasters such as hurricanes and flooding can also impact freight volumes and increase our costs.

Our operations are subject to various environmental laws and regulations, including legislative and regulatory responses to climate change. Compliance with environmental requirements could result in significant expenditures and the violation of these regulations could result in substantial fines or penalties.
We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain bulk fuel storage and fuel islands at several of our facilities. If a spill or other accident involving hazardous substances occurs, or if we are found to be in violation of applicable laws or regulations, it could have a material adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We are also subject to existing and potential future laws and regulations with regards to public policy on climate change. If current regulatory requirements become more stringent or new environmental laws and regulations regarding climate change are introduced, we could be required to make significant expenditures or abandon certain activities, which could have a material adverse effect on our business and operating results.

We depend on third parties in the operation of our business, particularly rail service providers, transportation equipment manufacturers, third party carriers and independent contractors.
Our JBI business segment utilizes railroads in the performance of its transportation services. The majority of these services are provided pursuant to contractual relationships with the railroads. While we have agreements with a number of Class I railroads, the majority of our business travels on the BNSF and the Norfolk Southern railways. The transportation services provided by these railroads have been in recent years and may from time to time in the future be impacted by contractual disagreements, labor disruptions or shortages, and other rail network inefficiencies. A material change in the relationship with, the ability to utilize or the overall service levels provided by one or more of these railroads could have a material adverse effect on our business and operating results. In addition, a portion of the freight we deliver is imported to the United States through ports of call that are subject to labor union contracts. Work stoppages or other disruptions at any of these ports could have a material adverse effect on our business.

We regularly purchase new revenue equipment, including trucks, chassis and trailing equipment, in each of our operating segments to expand our fleets and replace aging equipment. Any significant delays in the availability of new revenue equipment or increases in the cost of such equipment could have a material adverse affect on our business and profitability by reducing productivity, increasing maintenance expenses and capital expenditures, and limiting our ability to expand our business.

We also utilize independent contractors and third-party carriers to complete our services. These third parties are subject to similar regulation requirements, which may have a more significant impact on their operations, causing them to exit the transportation industry. Aside from when these third parties may use our trailing equipment to fulfill loads, we do not own the revenue equipment or control the drivers delivering these loads. The inability to obtain reliable third-party carriers and independent contractors could have a material adverse effect on our operating results and business growth.

Rapid changes in fuel costs could impact our periodic financial results.
Fuel costs can be very volatile. We have a fuel surcharge revenue program in place with the majority of our customers, which has historically enabled us to recover the majority of higher fuel costs. Most of these programs automatically adjust weekly depending on the cost of fuel. However, there can be timing differences between a change in our fuel cost and the timing of the fuel surcharges billed to our customers. In addition, we incur additional costs when fuel price increases cannot be fully recovered due to our engines being idled during cold or warm weather and empty or out-of-route miles that cannot be billed to customers. Rapid increases in fuel costs or shortages of fuel could have a material adverse effect on our operations or future profitability. As of December 31, 2024, we had no derivative financial instruments to reduce our exposure to fuel-price fluctuations.

Insurance and claims expenses could significantly reduce our earnings.
Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We have experienced substantial increases in the severity of auto liability claims which have exceeded our insurance coverage layers, which has adversely impacted our operating results in recent periods. If the number of claims for which we are self-insured increases or the severity of such claims continues to increase, our operating results could be further adversely affected. We have policies in place for 2025 with substantially the same terms as our 2024 policies for personal injury, property damage, workers' compensation, and cargo loss or damage. We purchase insurance coverage for the amounts above which we are self-insured. If these expenses increase and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

We operate in a regulated industry, and increased direct and indirect costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.
The DOT, FMCSA, and various state agencies exercise broad powers over our business, generally governing matters including authorization to engage in motor carrier service, equipment operation, safety, and financial reporting. We are audited periodically by the DOT to ensure that we are in compliance with various safety, hours-of-service, and other rules and regulations. If we were found to be out of compliance, the DOT could restrict or otherwise impact our operations. Our failure to comply with any applicable laws, rules or regulations to which we are subject, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments. Further, these agencies could institute new laws, rules or regulations or issue interpretation changes to existing regulations at any time. Compliance with new laws, rules or regulations could substantially impair labor and equipment productivity, increase our costs or impact our ability to offer certain services.

Difficulty in attracting and retaining drivers and delivery personnel could affect our profitability and ability to grow.
If we are unable to attract and retain the necessary quality and number of employees, we could be required to significantly increase our employee compensation package, let revenue equipment sit idle, dispose of the equipment altogether, or rely more on higher-cost third-party carriers, which could adversely affect our growth and profitability. In addition, our growth could be limited by an inability to attract third-party carriers upon whom we rely to provide transportation services.

We operate in a competitive and highly fragmented industry. Numerous factors could impair our ability to maintain our current profitability and to compete with other carriers and private fleets.
We compete with many other transportation service providers of varying sizes and, to a lesser extent, with LTL carriers and railroads, some of which have more equipment and greater capital resources than we do. Additionally, some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or to maintain our profit margins.

In an effort to reduce the number of carriers it uses, a customer often selects so-called "core carriers" as approved transportation service providers, and in some instances, we may not be selected. Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors. Also, certain customers that operate private fleets to transport their own freight could decide to expand their operations, thereby reducing their need for our services.

Our business can be significantly impacted by the effects of national or international health pandemics on general economic conditions and the operations of our customers and third-party suppliers and service providers.
Our operations can be heavily impacted by the effects of a widespread outbreak of contagious disease. The effects of a pandemic may disrupt or restrict the freight shipping activities of some of our customers, on which our business is dependent. In addition, adverse economic conditions caused by a pandemic may also require us to increase our reserve for bad debt losses. Furthermore, pandemic related social and economic disruptions may lead to other events which could negatively impact our operations including service limitations of our third-party purchased transportation providers, reduced availability of drivers and other key employees, disruptions in the procurement

of revenue equipment, restrictions at U.S. ports of call, excess capacity or rate reductions within the intermodal or trucking industries, inability of suppliers to continue activities, or volatile financial credit markets. The extent to which a pandemic will impact general economic and business conditions is highly uncertain and unpredictable; however, any of these factors could have a significant adverse effect on our financial condition and results of operations.

Risks Related to Our Business

We derive a significant portion of our revenue from a few major customers, the loss of one or more of which could have a material adverse effect on our business.
For the calendar year ended December 31, 2024, our top 10 customers, based on revenue, accounted for approximately 35% of our revenue. One customer accounted for approximately 11% of our total revenue for the year ended December 31, 2024. Our JBI, ICS, and JBT segments typically do not have long-term contracts with their customers. While our DCS and FMS segments may involve long-term written contracts, those contracts may contain cancellation clauses, and there is no assurance that our current customers will continue to utilize our services or continue at the same levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business and operating results.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.
Federal and state legislation as well as tax and other regulatory authorities have sought to assert that independent contractors in the transportation service industry are employees rather than independent contractors. Recently issued rulemaking by the U.S. Department of Labor, which took effect on March 11, 2024, and the laws of several states, including California, apply stricter tests for determining whether an independent contractor should be classified as an employee. We believe we are in compliance with all applicable independent contractor classification requirements. However, it is possible that other federal or state legislation or regulations could be enacted or that various authorities could assert a position that re-classifies independent contractors as employees. If our independent contractors are determined to be properly classified as employees, that determination could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate individuals for prior time periods. Any of the above increased costs would adversely affect our business and operating results.

We may be subject to litigation claims that could result in significant expenditures.
We by the nature of our operations are exposed to the potential for a variety of litigation, including personal injury claims, vehicular collisions and accidents, alleged violations of federal and state labor and employment laws, such as class-action lawsuits alleging wage and hour violations and improper pay, commercial and contract disputes, cargo loss and property damage claims. While we purchase insurance coverage at levels we deem adequate, future litigation may exceed our insurance coverage or may not be covered by insurance. We accrue a provision for a litigation matter according to applicable accounting standards based on the ongoing assessment of the strengths and weaknesses of the litigation, its likelihood of success, and an evaluation of the possible range of loss. Our inability to defend ourselves against one or more significant litigation claims could have a material adverse effect on our financial results.

We rely significantly on our information technology systems, a disruption, failure or security breach of which or an inability to keep pace with technological advances could have a material adverse effect on our business.
We rely on information technology throughout all areas of our business to initiate, track, and complete customer orders; process financial and nonfinancial data; compile results of operations for internal and external reporting; and achieve operating efficiencies and growth. We have also invested significantly in the development of our Marketplace for J.B. Hunt 360 online freight matching platform. Each of our information technology systems may be susceptible to various interruptions, including equipment or network failures, failed upgrades or replacement of software, user error, power outages, natural disasters, cyber-attacks, theft or misuse of data, terrorist attacks, computer viruses, hackers, or other security breaches. We have in the past experienced security breaches and other interruptions of our information technology systems and may in the future experience such breaches or

interruptions despite our best efforts to prevent them. We have mitigated our exposure to these risks through the establishment and maintenance of technology security programs and disaster recovery plans, but these mitigating activities may not be sufficient. A significant disruption, failure or security breach in our information technology systems could have a material adverse effect on our business, which could include operational disruptions, loss of confidential information, external reporting delays or errors, legal claims, or damage to our business reputation. We also could experience an inability to keep pace with technological advances, resulting in our information technology platforms becoming obsolete or our competitors developing related or similar service offerings more effective than ours.

Acquisitions or business combinations may disrupt or have a material adverse effect on our operations or earnings.
Future growth strategies for our operating segments may involve the acquisition of one or more businesses. We could have difficulty integrating acquired companies' assets, personnel and operations with our own. Regardless of whether we are successful in making an acquisition or completing a business combination, the negotiations could disrupt our ongoing business, distract our management and employees, and increase our operating costs. Acquisitions and business combinations are accompanied by a number of inherent risks, including, without limitation, the difficulty of integrating acquired companies and operations; potential disruption of our ongoing businesses and distraction of our management or the management of acquired companies; difficulties in maintaining controls, procedures and policies; potential impairment of relationships with employees and partners as a result of any integration of new management personnel; potential inability to manage an increased number of locations and employees; failure to realize expected efficiencies, synergies and cost savings; or the effect of any government regulations which relate to the businesses acquired.

Our business could be materially impacted if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition or business combination, many of which cannot be presently identified.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

IT Risk Management
The Company maintains an information technology (IT) risk identification process that encompasses risks associated with enterprise solutions and products and services provided by third-party service providers. Cybersecurity risks are considered a subcategory of IT risks and are therefore part of this process. The Company maintains a risk register to document and track IT risks, including factors such as:

- Categories (including but not limited to cybersecurity, data privacy, governance, and application development)
- Likelihood and impact
- Initial risk score
- Mitigating controls and/or remediations
- Residual risk score
- Plan for remediation
- Risk stage
- Reviewers/owners
- Approvals/exceptions

The Company's Governance, Risk, and Compliance (GRC) team maintains the IT risk register and reports updates to the IT Risk Council, which meets regularly. The IT Risk Council is made up of members representing the Company's cybersecurity, network, server, client, database, and software teams.

Cybersecurity Operations and Incident Response Capabilities

The Company maintains a Cybersecurity Operations Center (CSOC) comprised of in-house staff, contracted personnel, and other third-party security service providers. Our CSOC provides constant monitoring, assessment, and defense of all enterprise information systems (including web sites, applications, databases, servers, clients, and data centers) as well as service provider connections and provides incident reporting as needed.

The Company also maintains a Security Incident Response Team (SIRT) that responds to high-risk security incidents on a 24-hour basis. Members of this team include representatives of our CSOC and Networking Operations Center, as well as cloud/server engineering, network engineering, enterprise data, identity and access management, GRC, end-user computing, application development, and IT leadership teams.

Assessments and Audits

The Company uses various methods to assess our cybersecurity maturity and IT risk management program, including periodic self-assessments and engagements of independent third-party assessors and consultants. We engaged third-party experts for the initial development of the IT risk management program, including preparation of the program charter, IT risk register, and responsibility assignment matrix. We use these external engagements to provide multiple assessments of our cybersecurity functions, including a compromise assessment, a security posture assessment, and a cyber-defense assessment.

Risks Associated with Third-Party Service Providers

The Company's GRC oversees assessments of third-party service providers in collaboration with our IT contracts, data privacy, technical architecture, and legal teams. An initial review for any cybersecurity threat is completed when the provider is onboarded, with subsequent periodic reviews conducted thereafter. These subsequent reviews occur at different intervals, based on the nature of the business relationship, the type of data being exchanged (if any), and the overall potential impact to the Company, and include consideration of factors such as the third party's cybersecurity capabilities, data protections and privacy measures, and technical capabilities as related to required integrations with the Company's systems.

Material Findings from Cybersecurity Risks

The Company faces many of the same risks and has experienced similar cybersecurity incidents as other transportation providers. None of these risks or incidents to date have materially affected our business strategy, operations, or financial condition.

Governance

The Board of Directors maintains oversight of risks from cybersecurity-related threats, primarily through the Audit Committee. The Audit Committee holds a separate annual in-person meeting with the Company's Chief Information Officer (CIO) and subsequently provides an update to the Board. The Company's CIO also attends a second annual meeting directly with the full Board of Directors. Beginning in 2025, in addition to these annual meetings, the CIO or the Sr. Vice President of Engineering & Technology is scheduled to meet with the Audit Committee such that the Board and the Committee receive updates on at least a quarterly basis. Other updates are provided throughout the year to the Audit Committee and the Board, as needed. In the event a cybersecurity incident is determined to be significant, a formal meeting of the full Board of Directors may be convened.

Management

The Company's CIO, Senior Vice President of Engineering and Technology responsible for technical services, and Vice President of Engineering and Technology responsible for IT risk management oversee all material risks associated with cybersecurity threats. Our CIO has over 30 years of experience leading data and technology initiatives and has held executive and senior leadership roles across Fortune 500 companies. Our Senior Vice President of Engineering and Technology has more than 34 years of IT experience and has led initiatives in IT application development, IT operations, cloud computing, cybersecurity, business continuity, governance, compliance, and enterprise risk management across various industries. Our Vice President of Engineering and Technology, has more than 30 years of expertise with the Company in cybersecurity, engineering, governance, risk, and compliance, having successfully led numerous projects for the Company. Their backgrounds provide them with a comprehensive understanding of cybersecurity challenges and solutions.

In the event of a cybersecurity incident, these leaders engage the Incident Response Team (IRT), a team comprised of senior- and executive-level leaders from various business units, legal and finance departments, and the corporate communications team, to help manage and maintain business operations throughout the incident and any recovery period. The IRT is responsible for reporting details of the incident and its impact on the business to the Executive Leadership Team (ELT) and making key recommendations for managing operations. The ELT is responsible for advising the Board of any material cybersecurity incidents. Both the ELT and the IRT have participated in formal cybersecurity response training.

ITEM 2. PROPERTIES

We own our corporate headquarters in Lowell, Arkansas. In addition, we own or lease buildings in Lowell that we utilize for administrative support and warehousing. We also own or lease 54 other significant facilities across the United States where we perform maintenance on our equipment, provide bulk fuel, and employ personnel to support operations. These facilities vary in size from 1 to 39 acres. Each of our business segments utilizes these facilities. In addition, we have 111 leased or owned facilities in our FMS cross-dock and other delivery system networks and multiple leased or owned remote sales offices or branches in our ICS segment. We also own or lease multiple small facilities, offices, and parking yards throughout the country that support our customers' business needs.

A summary of our principal facilities in locations throughout the U.S. follows:

Type	Acreage	Maintenance Shop/ Cross-dock Facility (square feet)	Office Space (square feet)
Maintenance and support facilities	577	949,000	205,000
Cross-dock and delivery system facilities	98	3,810,000	138,000
Corporate headquarters campus, Lowell, Arkansas	140	-	707,000
Branch sales offices	-	-	164,000
Other facilities, offices, and parking yards	825	864,000	298,000

ITEM 3. LEGAL PROCEEDINGS

See Note 9, Commitments and Contingencies in our Consolidated Financial Statements for disclosures related to legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market (NASDAQ) under the symbol "JBHT." At December 31, 2024, we were authorized to issue up to 1 billion shares of our common stock, and 167.1 million shares were issued. We had 100.6 million and 103.2 million shares outstanding as of December 31, 2024 and 2023 respectively. On February 18, 2025, we had 893 shareholders of record of our common stock.

Dividend Policy

Our dividend policy is subject to review and revision by the Board of Directors, and payments are dependent upon our financial condition, liquidity, earnings, capital requirements, and any other factors the Board of Directors may deem relevant. On January 23, 2025, we announced an increase in our quarterly cash dividend from $0.43 to $0.44 per share, which was paid February 21, 2025, to shareholders of record on February 7, 2025. We currently intend to continue paying cash dividends on a quarterly basis. However, no assurance can be given that future dividends will be paid.

Purchases of Equity Securities

The following table summarizes purchases of our common stock during the three months ended December 31, 2024:

Period	Total Number of Common Shares Purchased	Average Price Paid Per Common Share Purchased	Total Number of Shares Purchased as Part of a Publicly Announced Plan[1]	Maximum Dollar Amount of Shares That May Yet Be Purchased Under the Plan (in millions)[1]
October 1 through October 31, 2024	37,247	$ 166.21	37,247	$ 961
November 1 through November 30, 2024	52,815	181.11	52,815	951
December 1 through December 31, 2024	398,656	175.30	398,656	882
Total	488,718	$ 175.24	488,718	$ 882

(1) On August 16, 2024, our Board of Directors authorized the purchase of up to $1 billion of our common stock. This stock repurchase program has no expiration date.

Stock Performance Graph

The following graph compares the cumulative 5-year total return of shareholders of our common stock with the cumulative total returns of the S&P 500 index, Nasdaq Transportation index, and a customized peer group. The peer group consists of 13 companies: C.H. Robinson Worldwide, Inc., CSX Corp, Expeditors International Of Washington, Inc., Hub Group, Inc., Knight-Swift Transportation Holdings, Inc., Norfolk Southern Corp, Old Dominion Freight Line, Inc., Republic Services, Inc., Ryder System, Inc., Schneider National, Inc., Union Pacific Corp, Waste Management, Inc., and XPO, Inc. We have removed Stericycle, Inc., from our peer group as it was acquired by Waste Management, Inc., in November 2024. The graph assumes the value of the investment in our common stock, in the two indexes, and in the peer group (including reinvestment of dividends) was $100 on December 31, 2019 and tracks it through December 31, 2024. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among J.B. Hunt Transport Services, Inc., the S&P 500 Index, the NASDAQ Transportation Index,
and a Peer Group



—□— J.B. Hunt Transport Services, Inc. ---△--- S&P 500 —⊖– NASDAQ Transportation —✳— Peer Group

	Years Ended December 31,					
	2019	2020	2021	2022	2023	2024
J.B. Hunt Transport Services, Inc.	$ 100.00	$ 118.10	$ 177.90	$ 153.12	$ 177.00	$ 152.66
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
Nasdaq Transportation	100.00	106.29	120.41	97.55	130.87	133.76
Peer Group	100.00	119.84	159.21	136.89	163.47	167.78

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our financial statements and related notes in Item 8. This discussion contains forward-looking statements. Please see "Forward-looking Statements" and "Risk Factors" for a discussion of items, uncertainties, assumptions and risks associated with these statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that impact the amounts reported in our Consolidated Financial Statements and accompanying notes. Therefore, the reported amounts of assets, liabilities, revenues, expenses and associated disclosures of contingent liabilities are affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with third parties and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recognized in the accounting period in which the facts that give rise to the revision become known. We consider our critical accounting policies and estimates to be those that require us to make more significant judgments and estimates when we prepare our financial statements and include the following:

Workers' Compensation and Accident Costs

We purchase insurance coverage for a portion of expenses related to employee injuries, vehicular collisions, accidents, and cargo damage. Certain insurance arrangements include a level of self-insurance (deductible) coverage applicable to each claim. We have umbrella policies to limit our exposure to catastrophic claim costs which may include certain coverage-layer-specific, aggregated reimbursement limits of covered excess claims. We are substantially self-insured for loss of and damage to our owned and leased revenue equipment.

The amounts of self-insurance change from time to time based on measurement dates, policy expiration dates, and claim type. For 2023 and 2024, we were self-insured for $500,000 per occurrence as well as subject to coverage-layer-specific, aggregated reimbursement limits of covered excess claims for personal injury and property damage. We were fully insured for workers' compensation claims for nearly all states. We have policies in place for 2025 with substantially the same terms as our 2024 policies for personal injury, property damage, workers' compensation, and cargo loss or damage.

Our claims accrual policy for all self-insured claims is to recognize a liability at the time of the incident based on our analysis of the nature and severity of the claims and analyses provided by third-party claims administrators, as well as legal, economic, and regulatory factors. Our safety and claims personnel work directly with representatives from the insurance companies to continually update the estimated cost of each claim. The ultimate cost of a claim develops over time as additional information regarding the nature, timing, and extent of damages claimed becomes available. Accordingly, we use an actuarial method to develop current claim information to derive an estimate of our ultimate personal injury and property damage claim liability. This process involves the use of expected loss rates, loss-development factors based on our historical claims experience, claim frequencies and severity, and contractual premium adjustment factors, if applicable. In doing so, the recorded liability considers future claims growth and provides a reserve for incurred-but-not-reported claims. We do not discount our estimated losses. At December 31, 2024, we had current accruals of approximately $232 million and long-term accruals of approximately $369 million for estimated claims. A significant increase in the volume of claims or amount of settlements exceeding our coverage-layer specific, aggregated reimbursement limits could result in a significant increase in our estimated liability for claims in future periods. In addition, we record receivables for amounts expected to be reimbursed for payments made in excess of self-insurance levels on covered claims. At December 31, 2024, we have recorded current assets of $237 million and long-term assets of $192 million of expected reimbursement for covered excess claims, other insurance deposits, and prepaid insurance premiums.

Revenue Equipment

We operate a significant number of tractors, trucks, containers, chassis, and trailers in connection with our business. This equipment may be purchased or acquired under lease agreements. In addition, we may rent revenue equipment from various third parties under short-term rental arrangements. Purchased revenue equipment is depreciated on the straight-line method over the estimated useful life to an estimated salvage or trade-in value. We periodically review the useful lives and salvage values of our revenue equipment and evaluate our long-lived assets for impairment. We have not identified any impairment to these assets at December 31, 2024.

We have agreements with our primary tractor suppliers for residual or trade-in values for certain new equipment. We have utilized these trade-in values, as well as other operational information such as anticipated annual miles, in accounting for depreciation expense.

Revenue Recognition

We record revenues on the gross basis at amounts charged to our customers because we control and are primarily responsible for the fulfillment of promised services. Accordingly, we serve as a principal in the transaction. We invoice our customers, and we maintain discretion over pricing. Additionally, we are responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

We recognize revenue from customer contracts based on relative transit time in each reporting period and as other performance obligations are provided, with related expenses recognized as incurred. Accordingly, a portion of the total revenue that will be billed to the customer is recognized in each reporting period based on the percentage of the freight pickup and delivery performance obligation that has been completed at the end of the reporting period.

Our trade accounts receivable includes accounts receivable reduced by an allowance for uncollectible accounts. Receivables are recorded at amounts billed to customers when loads are delivered or services are performed. The allowance for uncollectible accounts is calculated over the life of the underlying receivable and is based on historical experience; any known trends or uncertainties related to customer billing and account collectability; current economic conditions; and reasonable and supportable economic forecasts, each applied to segregated risk pools based on the business segment that generated the receivable. The adequacy of our allowance is reviewed quarterly.

Income Taxes

We account for income taxes under the liability method. Our deferred tax assets and liabilities represent items that will result in a tax deduction or taxable income in future years for which we have already recorded the related tax expense or benefit in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in our Consolidated Financial Statements and when they are recognized in our tax returns. We assess the likelihood that deferred tax assets will be recovered from future taxable income or the reversal of temporary timing differences. To the extent we believe recovery does not meet the more likely than not threshold, a valuation allowance is established. To the extent we establish a valuation allowance, we include an expense as part of our income tax provision.

Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on our provision for income taxes. As part of our calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are not more likely than not to be sustained upon audit, we accrue the largest amount of the benefit that is not more likely than not to be sustained in our Consolidated Financial Statements. Such accruals require us to make estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter for which we have established an accrual is audited and resolved. See Note 6, Income Taxes, in our Consolidated Financial Statements for a discussion of our current tax contingencies.

RESULTS OF OPERATIONS

The following table sets forth items in our Consolidated Statements of Earnings as a percentage of operating revenues and the percentage increase or decrease of those items compared with the prior year.

	Percentage of Operating Revenues		Percentage Change Between Years
	2024	2023	
Operating revenues	100.0%	100.0%	(5.8)%
Operating expenses:			
Rents and purchased transportation	44.5	45.8	(8.4)
Salaries, wages and employee benefits	26.7	25.4	(0.8)
Depreciation and amortization	6.3	5.8	3.1
Fuel and fuel taxes	5.4	5.9	(13.2)
Operating supplies and expenses	4.1	4.0	(2.7)
Insurance and claims	2.6	2.5	(0.6)
General and administrative expenses, net of asset dispositions	2.5	2.0	11.6
Operating taxes and licenses	0.6	0.6	(3.3)
Communication and utilities	0.4	0.3	3.9
Total operating expenses	93.1	92.3	(4.9)
Operating income	6.9	7.7	(16.3)
Net interest expense	0.6	0.4	23.0
Earnings before income taxes	6.3	7.3	(18.8)
Income taxes	1.6	1.6	(8.7)
Net earnings	4.7%	5.7%	(21.6)%

2024 Compared With 2023

Consolidated Operating Revenues
Our total consolidated operating revenues decreased 5.8% to $12.09 billion in 2024, compared to $12.83 billion in 2023. This decrease was primarily due to lower volume within DCS, ICS and JBT, decreased revenue per load within JBI and JBT, and decreased revenue and stop counts in FMS. Fuel surcharge revenues decreased 17.4% to $1.53 billion in 2024, compared to $1.85 billion in 2023. Revenues, excluding fuel surcharge revenues, decreased 3.8% from 2023.

Consolidated Operating Expenses
Our 2024 consolidated operating expenses decreased 4.9% from 2023, while year-over-year revenue decreased 5.8%, resulting in a 2024 operating ratio of 93.1% compared to 92.3% in 2023.

Rents and purchased transportation costs decreased 8.4% in 2024, primarily due to a decrease in rail and truck carrier purchased transportation rates within JBI, ICS and JBT segments and decreased ICS and JBT load volume, which decreased services provided by third-party rail and truck carriers during the current year. Salaries, wages and employee benefit costs decreased 0.8% in 2024 from 2023. This decrease was primarily related to a decrease in employee headcounts, partially offset by an increase in group medical benefit expenses and wage increases.

Depreciation and amortization expense increased 3.1% in 2024, primarily due to the addition of tractors and trailing equipment within JBI and additional depreciation and amortization expense resulting from the recent business acquisition of BNSF Logistics, LLC (BNSFL), partially offset by the impact of the change in expected useful lives of our container fleet and equipment reductions within DCS.

Fuel and fuel taxes expense decreased 13.2% in 2024 compared with 2023, due primarily to a decrease in the price of fuel during 2024 and decreased road miles. We have fuel surcharge programs in place with the majority of our customers. These programs typically involve a specified computation based on the change in national, regional, or local fuel prices. While these programs may address fuel cost changes as frequently as weekly, most also reflect a specified miles-per-gallon factor and require a certain minimum change in fuel costs to trigger a change in fuel surcharge revenue. As a result, some of these programs have a time lag between when fuel costs change and when this change is reflected in revenues. Due to these programs, this lag negatively impacts operating income in times of rapidly increasing fuel costs and positively impacts operating income when fuel costs decrease rapidly. It is not meaningful to compare the amount of fuel surcharge revenue or the change in fuel surcharge revenue between reporting periods to fuel and fuel taxes expense, or the change of fuel expense between periods, as a significant portion of fuel cost is included in our payments to railroads, dray carriers and other third parties. These payments are classified as purchased transportation expense.

Operating supplies and expenses decreased 2.7% in 2024 compared with 2023, driven primarily by lower equipment maintenance costs, decreased towing expenses, lower tolls expense, and decreased other operating supply costs compared to 2023. Insurance and claims expense decreased 0.6% in 2024, primarily due to lower reserve expense for claims subject to insurance coverage-layer-specific aggregated limits and lower claim volume, partially offset by increased cost per claim and higher insurance policy premium expense. General and administrative expenses increased 11.6% from 2023, primarily due to an increase in building and yard rental expense, higher agent services expense, increased technology costs, and higher bad debt expense, partially offset by lower advertising costs and lower net losses from sale or disposal of assets. Net loss from sale or disposal of assets was $14.6 million in 2024, compared to a net loss from sale or disposal of assets of $27.8 million in 2023.

Net interest expense for 2024 increased by 23.0% compared with 2023, due primarily to an increase in effective interest rates on our debt and an increase in our average debt balance. Income tax expense decreased 8.7% in 2024, due primarily to decreased taxable earnings in 2024, partially offset by a higher effective income tax rate. Our effective income tax rate was 24.8% in 2024 and 22.1% in 2023. The increase in rate was primarily due to discrete tax items recorded in 2023 that were not incurred in 2024.

Segments
We operated five business segments during 2024. The operation of each of these businesses is described in our Notes to Consolidated Financial Statements. The following tables summarize financial and operating data by segment:

Operating Revenue by Segment		
Years Ended December 31, (in millions)		
	2024	**2023**
JBI	$ 5,956	$ 6,208
DCS	3,396	3,543
ICS	1,141	1,390
FMS	910	918
JBT	702	789
Total segment revenues	12,105	12,848
Intersegment eliminations	(18)	(18)
Total	$ 12,087	$ 12,830

Operating Income by Segment		
Years Ended December 31, (in millions)		
	2024	**2023**
JBI	$ 430	$ 569
DCS	376	405
ICS	(56)	(44)
FMS	60	47
JBT	21	16
Total	$ 831	$ 993

OPERATING DATA BY SEGMENT

	Years Ended December 31,	
	2024	**2023**
JBI		
Loads	2,090,732	2,044,980
Average length of haul (miles)	1,692	1,673
Revenue per load	$ 2,849	$ 3,035
Average tractors during the period[1]	6,368	6,488
Tractors (end of period)	6,502	6,380
Trailing equipment (end of period)	122,272	118,171
Average effective trailing equipment usage	104,103	99,374
DCS		
Loads	3,985,221	4,274,677
Average length of haul (miles)	181	175
Revenue per truck per week[2]	$ 5,075	$ 5,184
Average trucks during the period[3]	12,988	13,290
Trucks (end of period)	12,647	13,252
Trailing equipment (end of period)	32,046	32,600
Average effective trailing equipment	32,639	32,408
ICS		
Loads	609,854	764,839
Revenue per load	$ 1,872	$ 1,818
Gross profit margin	16.1 %	13.4 %
Employee count (end of period)	590	861
Approximate number of third-party carriers (end of period)	110,000	122,100
Marketplace for J.B. Hunt 360 revenue (millions)	$395.8	$765.6
FMS		
Stops	4,316,578	4,596,715
Average trucks during the period[3]	1,373	1,540
JBT		
Loads	389,832	410,091
Revenue per load	$ 1,800	$ 1,925
Average length of haul	629	652
Tractors (end of period)		
Company-owned	2	27
Independent contractor	1,917	1,931
Total tractors	1,919	1,958
Trailers (end of period)	12,895	13,561
Average effective trailing equipment usage	12,552	13,000

(1) Includes company-owned and independent contractor tractors

(2) Using weighted workdays

(3) Includes company-owned, independent contractor, and customer-owned trucks

JBI Segment

JBI segment revenue decreased 4% to $5.96 billion in 2024, from $6.21 billion in 2023. This decrease in revenue was primarily a result of a 6% decrease in revenue per load, which is the combination of changes in freight mix, customer rate changes, and fuel surcharge revenue, partially offset by a 2% increase in load volume. Eastern network load volumes decreased 1% and transcontinental loads increased 5% compared to 2023. Revenue per load excluding fuel surcharges decreased 4% compared to 2023.

Operating income of the JBI segment decreased to $430 million in 2024, from $569 million in 2023. The decrease is primarily due to decreased revenue, increased maintenance and equipment-related costs, increased insurance premiums expense, and higher driver wages and benefits, partially offset by lower rail and third-party dray purchased transportation expense. In addition, JBI incurred $16 million in expense for the segment's portion of an additional casualty claims reserve in 2023.

DCS Segment

DCS segment revenue decreased 4% to $3.40 billion in 2024, from $3.54 billion in 2023. Productivity, defined as revenue per truck per week, decreased 2% compared to 2023. Productivity, excluding fuel surcharge revenue, remained flat, primarily due to decreased asset utilization and increased idle equipment, offset by contractual index-based rate increases. Customer retention rates were approximately 90%.

Operating income of our DCS segment decreased to $376 million in 2024, from $405 million in 2023. The decrease is primarily due to decreased revenue, higher insurance premiums expense, and higher new account start-up costs, partially offset by decreased equipment-related costs, lower personnel costs, decreased loss on equipment sales, and the maturing of new business onboarded over the past year. In addition, DCS incurred $20 million in expense for the segment's portion of an additional casualty claims reserve in 2023.

ICS Segment

ICS segment revenue decreased 18% to $1.14 billion in 2024, from $1.39 billion in 2023. Overall volumes decreased 20%, while revenue per load increased 3%, primarily due to higher contractual and spot rates and changes in customer freight mix when compared to 2023. The decrease in revenue was partially offset by additional revenue from the acquisition of the brokerage assets of BNSFL in the third quarter 2023. Contractual business was 61% of the total load volume and 61% of the total revenue in 2024, compared to 64% of the total load volume and 63% of the total revenue in 2023.

Our ICS segment had an operating loss of $56 million in 2024 compared to an operating loss of $44 million in 2023, primarily due to decreased revenue and integration costs related to the BNSFL acquisition, which included the impairment or accelerated amortization of certain acquired intangible, information system, and lease assets totaling $26 million. These items were partially offset by lower personnel expenses and reduced equipment rental expense during 2024. Gross profit margin increased to 16.1% in the current year versus 13.4% in 2023. Approximately $396 million of ICS revenue for 2024 was executed through the Marketplace for J.B. Hunt 360 compared to $766 million in 2023. ICS's carrier base decreased 10% when compared to 2023, primarily due to changes in carrier qualification requirements. In addition, ICS incurred $10 million in expense for the segment's portion of an additional casualty claims reserve in 2023.

FMS Segment

FMS segment revenue decreased 1% to $910 million in 2024 from $918 million in 2023, primarily due to general weakness in customer demand and loss of business due to internal efforts to improve revenue quality across certain accounts, partially offset by improved revenue quality at underperforming accounts and the addition of multiple new customer contracts implemented over the past year.

Operating income of our FMS segment increased to $60 million in 2024, from $47 million in 2023. The increase in operating income was primarily due to improvements in revenue quality, lower personnel expenses, a $4.2 million net benefit from offsetting claim settlements, and overall cost management, partially offset by higher purchased transportation expense. In addition, FMS incurred $3 million in expense for the segment's portion of an additional casualty claims reserve in 2023.

JBT Segment

JBT segment revenue decreased 11% to $702 million in 2024, from $789 million in 2023. Excluding fuel surcharges, revenue for 2024 decreased 9% compared to 2023, primarily due to a 5% decrease in revenue excluding fuel surcharge revenue per load and a 5% decrease in load volume compared to 2023. Total average effective trailer count in 2024 was 12,552 compared to 13,000 in 2023. At the end of 2024, JBT operated 1,919 tractors, predominantly independent contractors, compared to 1,958 at the end of 2023.

Operating income of our JBT segment increased to $21 million in 2024, from $16 million in 2023. The increase in operating income was driven primarily by lower personnel expenses, lower equipment-related costs and overall cost management initiatives, partially offset by higher insurance premiums expense. In addition, JBT incurred $4 million in expense for the segment's portion of an additional casualty claims reserve in 2023.

This management's discussion and analysis provides comparisons of material changes in the consolidated financial statements for the years ended December 31, 2024 and 2023. For a comparison of the years ended December 31, 2023 and 2022, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in our annual report on Form 10-K for the year ended December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities totaled $1.48 billion in 2024, compared to $1.74 billion in 2023. The decrease was primarily due to decreased earnings of approximately $157 million and by the timing of general working capital activities.

Net cash used in investing activities totaled $664 million in 2024, compared with $1.69 billion in 2023. The decrease resulted primarily from a decrease in equipment purchases, net of proceeds from the sale of equipment.

Net cash used in financing activities was $826 million in 2024, compared with $58 million in 2023. This increase resulted primarily from an increase in current year treasury stock purchases, retirement of long-term debt, and lower net borrowings from revolving lines of credit in 2024.

Our dividend policy is subject to review and revision by the Board of Directors, and payments are dependent upon our financial condition, liquidity, earnings, capital requirements, and other factors the Board of Directors may deem relevant. We paid a $0.42 per share quarterly dividend in 2023 and a $0.43 per share quarterly dividend in 2024. On January 23, 2025, we announced an increase in our quarterly cash dividend from $0.43 to $0.44 per share, which was paid February 21, 2025, to shareholders of record on February 7, 2025. We currently intend to continue paying cash dividends on a quarterly basis. However, no assurance can be given that future dividends will be paid.

Liquidity

Our need for capital has typically resulted from the acquisition of containers and chassis, trucks, tractors, and trailers required to support our growth and the replacement of older equipment as well as periodic business acquisitions and real estate transactions. We are frequently able to accelerate or postpone a portion of equipment replacements or other capital expenditures depending on market and overall economic conditions. In recent years, we have obtained capital through cash generated from operations, revolving lines of credit and long-term debt issuances. We have also periodically utilized operating leases to acquire revenue equipment. For our senior credit facility term loans maturing in 2025, it is our intent to pay the entire outstanding balances in full, on or before the maturity dates, using our existing cash balance, revolving line of credit or other sources of long-term financing.

We believe our liquid assets, cash generated from operations, and revolving line of credit will provide sufficient funds for our operating and capital requirements for the foreseeable future. At December 31, 2024, we were authorized to borrow up to $1.5 billion through a revolving line of credit and committed term loans, which is supported by a credit agreement with a group of banks. The revolving line of credit authorizes us to borrow up to $1.0 billion under a five-year term expiring September 2027, and allows us to request an increase in the revolving line of credit total commitment by up to $300 million and to request two one-year extensions of the maturity date. The committed term loans authorized us to borrow up to an additional $500 million during the nine-month period beginning September 27, 2022, due September 2025, which we exercised in June 2023. The applicable interest rates under this agreement are based on either the Secured Overnight Financing Rate (SOFR), or a Base Rate, depending upon the specific type of borrowing, plus an applicable margin and other fees. At December 31, 2024, we had a cash balance of $47 million. Under our senior credit facility, we had a $280.0 million outstanding balance on the revolving line of credit and a $500.0 million outstanding balance of term loans at an average interest rate of 5.48%.

We continue to evaluate the possible effects of current economic conditions and reasonable and supportable economic forecasts on operational cash flows, including the risks of declines in the overall freight market and our customers' liquidity and ability to pay. We regularly monitor working capital and maintain frequent communication with our customers, suppliers and service providers. A large portion of our cost structure is variable. Purchased transportation expense represents more than half of our total costs and is heavily tied to load volumes. Our second largest cost item is salaries and wages, the largest portion of which is driver pay, which includes a large variable component.

Our senior notes consist of $700 million of 3.875% senior notes due March 2026, issued in March 2019. Interest payments under these notes are due semiannually in March and September of each year, beginning September 2019. These senior notes were issued by J.B. Hunt Transport Services, Inc., a parent-level holding company with no significant tangible assets or operations. The notes are guaranteed on a full and unconditional basis by our wholly-owned operating subsidiary. All other subsidiaries of the parent are minor. We registered these offerings and the sale of the notes under the Securities Act of 1933, pursuant to a shelf registration statement filed in January 2019. These notes are unsecured obligations and rank equally with our existing and future senior unsecured debt. We may redeem for cash some or all of the notes based on a redemption price set forth in the note indenture. Our $250 million of 3.85% senior notes matured in March 2024. The entire outstanding balance was paid in full at maturity.

Our financing arrangements require us to maintain certain covenants and financial ratios. At December 31, 2024, we were in compliance with all covenants and financial ratios.

We are currently committed to spend approximately $677 million, net of proceeds from sales or trade-ins, during the years 2025 and 2026, as well as an additional $89 million thereafter. These expenditures will relate primarily to the acquisition of tractors, containers, chassis, and other trailing equipment. We had no other off-balance sheet arrangements as of December 31, 2024.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates on variable-rate debt outstanding. Our total long-term debt consists of both fixed and variable interest rate facilities. Our senior notes have a fixed interest rate of 3.875%. These fixed-rate facilities reduce the impact of changes to market interest rates on future interest expense. Our senior credit facility and term loan have variable interest rates, which are based on either SOFR or a Base Rate, depending upon the specific type of borrowing, plus an applicable margin and other fees. At December 31, 2024, the average interest rate under our senior credit facility and term loan was 5.48%. Our earnings would be affected by changes in these short-term variable interest rates. At our current level of borrowing, a one-percentage-point increase in our applicable rate would reduce annual pretax earnings by $7.8 million.

Although we conduct business in foreign countries, international operations are not material to our consolidated financial position, results of operations, or cash flows. Additionally, foreign currency transaction gains and losses were not material to our results of operations for the year ended December 31, 2024. Accordingly, we are not currently subject to material foreign currency exchange rate risks from the effects that exchange rate movements of foreign currencies would have on our future costs or on future cash flows we would receive from our foreign investment. To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

The price and availability of diesel fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, and other market factors. Historically, we have been able to recover a majority of fuel-price increases from our customers in the form of fuel surcharges. We cannot predict the extent to which volatile fluctuations in fuel prices will continue in the future or the extent to which fuel surcharges could be collected to offset fuel-price increases. As of December 31, 2024, we had no derivative financial instruments to reduce our exposure to fuel-price fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements, Notes to Consolidated Financial Statements, and reports thereon of our independent registered public accounting firm as specified by this Item are presented following Item 15 of this report and include:

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Earnings for years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Shareholders' Equity for years ended December 31, 2024, 2023, and 2022

Consolidated Statements of Cash Flows for years ended December 31, 2024, 2023, and 2022

Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain controls and procedures designed to ensure that the information we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is included herein (following Item 15) and is incorporated by reference herein.

The effectiveness of internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that also audited our Consolidated Financial Statements. PricewaterhouseCoopers LLP's report on internal control over financial reporting is included herein (following Item 15).

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2024, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required for Item 10 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2025.

ITEM 11. EXECUTIVE COMPENSATION

The information required for Item 11 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Except as set forth below, the information required for Item 12 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2025.

Securities Authorized For Issuance Under Equity Compensation Plans
The following table summarizes, as of December 31, 2024, information about compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category(1)	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	1,089,528	$ - (2)	3,531,582

(1) We have no equity compensation plans that are not approved by security holders.

(2) Currently, only restricted share units remain outstanding under our equity compensation plan. Upon vesting, restricted share units are settled with shares of our common stock on a one-for-one basis and, accordingly, do not include an exercise price.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required for Item 13 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2025.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required for Item 14 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Shareholders to be held April 24, 2025.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) Financial Statements, Financial Statement Schedules and Exhibits:

(1) Financial Statements
The financial statements included in Item 8 above are filed as part of this annual report.

(2) Financial Statement Schedules
Schedule II – Valuation and Qualifying Accounts (in millions)

Allowance for Doubtful Accounts and Other Receivables for the Years Ended:	Balance at Beginning of Year	Charged to Expense	Write-Offs, Net of Recoveries	Balance at End of Year
December 31, 2022	$ 16.8	$ 9.0	$ (3.5)	$ 22.3
December 31, 2023	22.3	9.0	(6.7)	24.6
December 31, 2024	24.6	11.8	(4.0)	32.4

The above schedule reports allowances related to trade accounts receivable and other receivables.

All other schedules have been omitted either because they are not applicable or because the required information is included in our Consolidated Financial Statements or the notes thereto.

(3) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of J.B. Hunt Transport Services, Inc. dated May 19, 1988 (incorporated by reference from Exhibit 3.1 of the Company's quarterly report on Form 10-Q for the period ended March 31, 2005, filed April 29, 2005)
3.2	Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc. dated October 21, 2021 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K, filed October 27, 2021)
3.3	Amendment No. 1 to the Second Amended and Restated Bylaws J.B. Hunt Transport Services, Inc., dated July 20, 2022 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K filed July 26, 2022)
3.4	Amendment No. 2 to the Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc. dated January 19, 2023 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K, filed January 24, 2023)
3.5	Amendment No. 3 to the Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc., dated October 19, 2023 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K, filed October 24, 2023)
4.1	Description of Capital Stock of J.B. Hunt Transport Services, Inc.
4.2	Indenture (incorporated by reference from Exhibit 4.1 of the Company's registration statement on Form S-3ASR (File No. 333-169365), filed September 14, 2010)
4.3	Third Supplemental Indenture (incorporated by reference from Exhibit 4.4 of the Company's current report on Form 8-K, filed March 6, 2014)
4.4	Base Indenture, dated as of March 1, 2019 (incorporated by reference from Exhibit 4.1 of the Company's current report on Form 8-K, filed March 1, 2019)
4.5	First Supplemental Indenture, dated as of March 1, 2019 (incorporated by reference from Exhibit 4.2 of the Company's current report on Form 8-K, filed March 1, 2019)
10.1	Third Amended and Restated Management Incentive Plan (incorporated by reference from Appendix A of the Company's definitive proxy statement on Schedule 14A, filed March 9, 2017)
10.2	Amendment to J.B. Hunt Transport Services, Inc. Third Amended and Restated Management Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's current report on Form 8-K, filed April 22, 2019)
10.3	Amended and Restated Credit Agreement and related documents (incorporated by reference from Exhibit 10.1 of the Company's current report on Form 8-K, filed October 3, 2022)
19.1	Insider Trading Policy of J.B. Hunt Transport Services, Inc.
21.1	Subsidiaries of J.B. Hunt Transport Services, Inc.
22.1	List of Guarantor Subsidiaries of J.B. Hunt Transport Services, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
24.1	Powers of Attorney of Members of J.B. Hunt Transport Services, Inc. Board of Directors
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 C.F.R. 240.10D-1.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lowell, Arkansas, on the 21st day of February 2025.

J.B. HUNT TRANSPORT SERVICES, INC.
(Registrant)

By: /s/ Shelley Simpson
_____

Shelley Simpson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on the 21st day of February 2025, on behalf of the registrant and in the capacities indicated.

/s/ Shelley Simpson _____ Shelley Simpson	President and Chief Executive Officer, (Principal Executive Officer)
/s/ John Kuhlow _____ John Kuhlow	Chief Financial Officer, Executive Vice President (Principal Financial and Accounting Officer)
* _____ John N. Roberts, III	Chairman of the Board of Directors
* _____ James L. Robo	Member of the Board of Directors (Independent Lead Director)
* _____ Francesca M. Edwardson	Member of the Board of Directors
* _____ Sharilyn S. Gasaway	Member of the Board of Directors
* _____ John B. Hill, III	Member of the Board of Directors
* _____ J. Bryan Hunt, Jr.	Member of the Board of Directors
* _____ Persio Lisboa	Member of the Board of Directors

*By /s/ Shelley Simpson
_____

Shelley Simpson
As Attorney-in-Fact Pursuant to Powers of Attorney filed herewith

Index To Consolidated Financial Information	Page

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on our assessment, our management has concluded that as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that also audited our Consolidated Financial Statements. PricewaterhouseCoopers LLP's report on internal control over financial reporting is included herein.

/s/   Shelley Simpson

Shelley Simpson
President and Chief Executive Officer
(Principal Executive Officer)

/s/   John Kuhlow

John Kuhlow
Chief Financial Officer,
Executive Vice President
(Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of J.B. Hunt Transport Services, Inc. and its subsidiaries

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of J.B. Hunt Transport Services, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of earnings, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2024 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable

assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Personal injury and property damage claims accruals
As described in Note 2 to the consolidated financial statements, the Company maintains insurance coverage for a portion of expenses related to employee injuries, vehicular collisions, accidents and cargo damage which include a level of self-insurance coverage applicable to each claim. As of December 31, 2024, the Company's current claims accrual balance was $232 million and long-term claims accrual balance was $369 million, of which a significant portion of claims related to personal injury and property damage. The Company recognizes a liability at the time of the incident based on an analysis of the nature and severity of the claims and analyses provided by third-party claims administrators, as well as legal, economic, and regulatory factors. Management uses an actuarial method to develop current claim information to derive an estimate of the ultimate personal injury and property damage claim liability, which involves the use of expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity.

The principal considerations for our determination that performing procedures relating to the personal injury and property damage claims accrual is a critical audit matter are (i) the significant judgment by management when developing the claims accrual estimate; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's personal injury and property damage claims accrual process, including controls over the development of expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity. These procedures also included, among others, (i) testing management's process for developing the claims accrual estimate; (ii) evaluating the appropriateness of the actuarial method; (iii) testing the completeness and accuracy of underlying data used in the personal injury and property damage claims accrual estimate; and (iv) evaluating the reasonableness of management's significant assumptions related to the expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity used in the calculation of the estimate. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's claims accrual process, (ii) the appropriateness of the actuarial method, and (iii) the reasonableness of the expected loss rate, loss-development factors, and claim frequencies and severity used in developing the estimate.

/s/ PricewaterhouseCoopers LLP

Springdale, Arkansas
February 21, 2025
We have served as the Company's auditor since 2021.

J.B. HUNT TRANSPORT SERVICES, INC.
Consolidated Balance Sheets

December 31, 2024 and 2023

(in thousands, except share data)

Assets		2024		2023
Current assets:				
Cash and cash equivalents	$	46,983	$	53,344
Trade accounts receivable, net		1,224,166		1,334,912
Other receivables		257,774		231,248
Inventories		41,662		42,186
Prepaid expenses and other current assets		200,398		299,502
Total current assets		1,770,983		1,961,192
Property and equipment, at cost:				
Revenue and service equipment		7,541,314		7,293,093
Land		269,222		258,144
Structures and improvements		533,425		462,536
Software, office equipment and furniture		804,967		754,099
Total property and equipment		9,148,928		8,767,872
Less accumulated depreciation		3,419,129		2,993,959
Net property and equipment		5,729,799		5,773,913
Goodwill		134,057		134,057
Other intangible assets, net		96,922		133,896
Other assets		580,509		585,090
Total assets	$	8,312,270	$	8,588,148
Liabilities and Shareholders' Equity				
Current liabilities:				
Current portion of long-term debt	$	500,000	$	249,961
Trade accounts payable		645,925		737,364
Claims accruals		257,121		220,357
Accrued payroll and payroll taxes		122,477		94,563
Other accrued expenses		152,517		150,255
Total current liabilities		1,678,040		1,452,500
Long-term debt		977,702		1,326,107
Long-term claims accruals		368,704		326,920
Other long-term liabilities		377,070		392,766
Deferred income taxes		896,249		986,097
Total liabilities		4,297,765		4,484,390
Commitments and contingencies (Note 9)				
Shareholders' equity:				
Preferred stock, $100 par value. 10 million shares authorized; none outstanding		-		-
Common stock, $.01 par value. 1 billion shares authorized; (167,099,432 shares issued at December 31, 2024 and 2023, of which 100,555,126 and 103,220,027 shares were outstanding at December 31, 2024 and 2023, respectively)		1,671		1,671
Additional paid-in capital		583,945		549,132
Retained earnings		7,373,462		6,978,119
Treasury stock, at cost (66,544,306 shares at December 31, 2024, and 63,879,405 shares at December 31, 2023)		(3,944,573)		(3,425,164)
Total shareholders' equity		4,014,505		4,103,758
Total liabilities and shareholders' equity	$	8,312,270	$	8,588,148

See Notes to Consolidated Financial Statements.

J.B. HUNT TRANSPORT SERVICES, INC.
Consolidated Statements of Earnings

Years Ended December 31, 2024, 2023 and 2022

(in thousands, except per share amounts)

		2024		2023		2022
Operating revenues, excluding fuel surcharge revenues	$	10,557,709	$	10,978,387	$	12,381,359
Fuel surcharge revenues		1,529,495		1,851,278		2,432,640
Total operating revenues		12,087,204		12,829,665		14,813,999
Operating expenses:						
Rents and purchased transportation		5,378,336		5,872,591		7,392,179
Salaries, wages and employee benefits		3,232,440		3,257,484		3,373,063
Depreciation and amortization		761,141		737,954		644,520
Fuel and fuel taxes		652,129		751,497		931,710
Operating supplies and expenses		495,375		509,354		502,553
Insurance and claims		313,664		315,678		318,123
General and administrative expenses, net of asset dispositions		306,355		274,564		215,361
Operating taxes and licenses		72,547		74,996		68,230
Communication and utilities		43,992		42,351		36,707
Total operating expenses		11,255,979		11,836,469		13,482,446
Operating income		831,225		993,196		1,331,553
Interest income		7,311		7,624		1,069
Interest expense		79,020		65,933		51,249
Earnings before income taxes		759,516		934,887		1,281,373
Income taxes		188,630		206,600		312,022
Net earnings	$	570,886	$	728,287	$	969,351
Weighted average basic shares outstanding		101,947		103,440		104,141
Basic earnings per share	$	5.60	$	7.04	$	9.31
Weighted average diluted shares outstanding		102,754		104,451		105,276
Diluted earnings per share	$	5.56	$	6.97	$	9.21

See Notes to Consolidated Financial Statements.

J.B. HUNT TRANSPORT SERVICES, INC.
Consolidated Statements of Shareholders' Equity

Years Ended December 31, 2024, 2023 and 2022
(in thousands, except per share amounts)

	Common Stock		Additional Paid-in Capital		Retained Earnings		Treasury Stock		Shareholders' Equity
Balances at December 31, 2021	$	1,671	$	448,217	$	5,621,103	$	(2,953,175)	$	3,117,816
Comprehensive income:									
Net earnings		-		-		969,351		-		969,351
Cash dividend declared and paid ($1.60 per share)		-		-		(166,724)		-		(166,724)
Purchase of treasury shares		-		-		-		(300,030)		(300,030)
Share-based compensation		-		77,535		-		-		77,535
Restricted share issuances, net of stock repurchased for payroll taxes and other		-		(25,855)		-		(5,325)		(31,180)
Balances at December 31, 2022	$	1,671	$	499,897	$	6,423,730	$	(3,258,530)	$	3,666,768
Comprehensive income:									
Net earnings		-		-		728,287		-		728,287
Cash dividend declared and paid ($1.68 per share)		-		-		(173,898)		-		(173,898)
Purchase of treasury shares		-		-		-		(159,576)		(159,576)
Share-based compensation		-		79,189		-		-		79,189
Restricted share issuances, net of stock repurchased for payroll taxes and other				(29,954)		-		(7,058)		(37,012)
Balances at December 31, 2023	$	1,671	$	549,132	$	6,978,119	$	(3,425,164)	$	4,103,758
Comprehensive income:									
Net earnings		-		-		570,886		-		570,886
Cash dividend declared and paid ($1.72 per share)		-		-		(175,543)		-		(175,543)
Purchase of treasury shares		-		-		-		(513,924)		(513,924)
Share-based compensation		-		65,686		-		-		65,686
Restricted share issuances, net of stock repurchased for payroll taxes and other		-		(30,873)		-		(5,485)		(36,358)
Balances at December 31, 2024	$	1,671	$	583,945	$	7,373,462	$	(3,944,573)	$	4,014,505

See Notes to Consolidated Financial Statements.

J.B. HUNT TRANSPORT SERVICES, INC.
Consolidated Statements of Cash Flows

Years Ended December 31, 2024, 2023 and 2022

(in thousands)

		2024		2023		2022
Cash flows from operating activities:						
Net earnings	$	570,886	$	728,287	$	969,351
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation and amortization		761,141		737,954		644,520
Noncash lease expense		100,178		97,666		83,797
Share-based compensation		65,686		79,189		77,535
(Gain)/loss on sale of revenue equipment and other		14,557		27,806		(25,422)
Deferred income taxes		(89,848)		65,566		175,089
Changes in operating assets and liabilities:						
Trade accounts receivable		110,746		259,449		(13,950)
Income taxes receivable or payable		(26,182)		12,165		(69,025)
Other current assets		94,639		(39,351)		(83,892)
Trade accounts payable		(109,806)		(48,346)		(23,838)
Claims accruals		48,137		18,429		117,887
Accrued payroll and other accrued expenses		(56,978)		(194,196)		(75,170)
Net cash provided by operating activities		1,483,156		1,744,618		1,776,882
Cash flows from investing activities:						
Additions to property and equipment		(865,373)		(1,862,431)		(1,540,796)
Proceeds from sale of equipment		190,967		262,216		108,901
Proceeds from sale of investment		6,929		-		-
Business acquisitions		3,785		(85,000)		(118,175)
Net cash used in investing activities		(663,692)		(1,685,215)		(1,550,070)
Cash flows from financing activities:						
Payments on long-term debt		(250,000)		-		(350,000)
Proceeds from revolving lines of credit and other		3,070,600		2,223,600		1,738,100
Payments on revolving lines of credit and other		(2,920,600)		(1,911,100)		(1,420,600)
Purchase of treasury stock		(513,924)		(159,576)		(300,030)
Stock repurchased for payroll taxes and other		(36,358)		(37,012)		(31,180)
Dividends paid		(175,543)		(173,898)		(166,724)
Net cash used in financing activities		(825,825)		(57,986)		(530,434)
Net (decrease)/increase in cash and cash equivalents		(6,361)		1,417		(303,622)
Cash and cash equivalents at beginning of year		53,344		51,927		355,549
Cash and cash equivalents at end of year	$	46,983	$	53,344	$	51,927
Supplemental disclosure of cash flow information:						
Cash paid during the year for:						
Interest	$	80,861	$	65,561	$	50,433
Income taxes	$	305,103	$	135,385	$	195,827
Noncash investing activities						
Accruals for equipment received	$	73,906	$	44,692	$	107,474

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

J.B. Hunt Transport Services, Inc. is one of the largest surface transportation and delivery service companies in North America. We operate five distinct, but complementary, business segments and provide a wide range of general and specifically tailored freight and logistics services to our customers. We generate revenues from the actual movement of freight from shippers to consignees, customized labor and delivery services, and serving as a logistics provider by offering or arranging for others to provide the transportation service. Unless otherwise indicated by the context, "we," "us," "our" and "JBHT" refer to J.B. Hunt Transport Services, Inc. and its consolidated subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Consolidation

Our Consolidated Financial Statements include all of our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. J.B. Hunt Transport Services, Inc. is a parent-level holding company with no significant assets or operations. J.B. Hunt Transport, Inc. is a wholly owned subsidiary of J.B. Hunt Transport Services, Inc. and is the primary operating subsidiary. All other subsidiaries of J.B. Hunt Transport Services, Inc. are insignificant.

Use of Estimates

The Consolidated Financial Statements contained in this report have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these statements requires us to make estimates and assumptions that directly affect the amounts reported in such statements and accompanying notes. We evaluate these estimates on an ongoing basis utilizing historical experience, consulting with experts and using other methods we consider reasonable in the particular circumstances. Nevertheless, our actual results may differ significantly from our estimates.

We believe certain accounting policies and estimates are of more significance in our financial statement preparation process than others. We believe the most critical accounting policies and estimates include the economic useful lives and salvage values of our assets, provisions for uncollectible accounts receivable, estimates of exposures under our insurance and claims policies, and estimates for taxes. To the extent that actual, final outcomes are different from our estimates, or that additional facts and circumstances cause us to revise our estimates, our earnings during that accounting period will be affected.

Revision to Previously Issued Financial Statements

We revised our Consolidated Balance Sheet at December 31, 2023 to correct an error in the classification of our claims accruals and corresponding insurance receivables for claims in excess of self-insurance levels, which are included in other receivables. This revision resulted in $326.9 million of claims accruals previously reported as current liabilities and $173.6 million of insurance receivables previously reported in current assets, being classified in long-term claims accruals and other assets, respectively, based on our expectations of the timing of payments and receipt of insurance recoveries.

We also revised our Consolidated Balance Sheet at December 31, 2023 to correct an error in the calculation of our insurance accruals deferred tax asset and correct the associated impacts of this adjustment in the Consolidated Statement of Cash Flows. This revision resulted in a $49.9 million increase in deferred income taxes and other receivables on the Consolidated Balance Sheet at December 31, 2023 as well as corresponding revisions to deferred income taxes and income taxes receivable or payable in our Consolidated Statement of Cash Flows for the year ended December 31, 2023, with no effect on previously reported net cash provided by operating activities.

We evaluated the impact of these items under the guidance of the SEC Staff Accounting Bulletin No. 99, "Materiality," and determined that these errors are not material to our previously issued financial statements. Accordingly, we have revised the Consolidated Balance Sheet and Consolidated Statement of Cash Flows for the year ended December 31, 2023 included in the accompanying financial statements.

Cash and Cash Equivalents

Cash in excess of current operating requirements is invested in short-term, highly liquid investments. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance

Our trade accounts receivable includes accounts receivable reduced by an allowance for uncollectible accounts. Receivables are recorded at amounts billed to customers when loads are delivered or services are performed. The allowance for uncollectible accounts is calculated over the life of the underlying receivable and is based on historical experience; any known trends or uncertainties related to customer billing and account collectability; current economic conditions; and reasonable and supportable economic forecasts, each applied to segregated risk pools based on the business segment that generated the receivable. The adequacy of our allowance is reviewed quarterly. Balances are charged against the allowance when it is determined the receivable will not be recovered. The allowance for uncollectible accounts for our trade accounts receivable was $32.4 million at December 31, 2024 and $24.6 million at December 31, 2023. During 2024, the allowance for uncollectible accounts increased by $11.8 million and was reduced $4.0 million by write-offs. During 2023, the allowance for uncollectible accounts increased by $9.0 million and was reduced $6.7 million by write-offs.

Inventory

Our inventories consist primarily of revenue equipment parts, tires, supplies, and fuel and are valued using the lower of average cost or net realizable value.

Investments in Marketable Equity Securities

Our investments consist of marketable equity securities stated at fair value and are designated as either trading securities or available-for-sale securities at the time of purchase based upon the intended holding period. Changes in the fair value of our trading securities are recognized currently in "general and administrative expenses, net of asset dispositions" in our Consolidated Statements of Earnings. Changes in the fair value of our available-for-sale securities are recognized in "accumulated other comprehensive income" on our Consolidated Balance Sheets, unless we determine that an unrealized loss is other-than-temporary. If we determine that an unrealized loss is other-than-temporary, we recognize the loss in earnings. Cost basis is determined using average cost.

At December 31, 2024 and 2023, we had no available-for-sale securities. See Note 7, Employee Benefit Plans, for a discussion of our trading securities.

Property and Equipment

Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of 4 to 10 years for tractors, 7 to 25 years for trailing equipment, 10 to 40 years for structures and improvements, 3 to 10 years for computer hardware and software, and 3 to 10 years for furniture and other office equipment. Salvage values are typically 10% to 30% of original cost for tractors and trailing equipment and reflect any agreements with tractor suppliers for residual or trade-in values for certain new equipment. We periodically review these useful lives and salvage values. We capitalize tires placed in service on new revenue equipment as a part of the equipment cost. Replacement tires and costs for recapping tires are expensed at the time the tires are placed in service. Gains and losses on the sale or other disposition of equipment are recognized at the time of the disposition and are classified in general and administrative expenses, net of asset dispositions in the Consolidated Statements of Earnings.

We continually evaluate the carrying value of our assets for events or changes in circumstances that indicate the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Leases

We recognize a right-of-use asset and a lease liability on the effective date of a lease agreement. Right-of-use assets represent our right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments resulting from the lease agreement. We initially record these assets and liabilities based on the present value of lease payments over the lease term calculated using our incremental borrowing rate applicable to the leased asset or the implicit rate within the agreement if it is readily determinable. Lease agreements with lease and non-lease components are combined as a single lease component. Right-of-use assets additionally include net prepaid lease expenses. Options to extend or terminate an agreement are included in the lease term when it becomes reasonably certain the option will be exercised. Leases with an initial term of 12 months or less, short-term leases, are not recorded on the balance sheet. Lease expense for short-term and long-term operating leases is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

Revenue Recognition

We record revenues on the gross basis at amounts charged to our customers because we control and are primarily responsible for the fulfillment of promised services. Accordingly, we serve as a principal in the transaction. We invoice our customers, and we maintain discretion over pricing. Additionally, we are responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

Our revenue is earned through the service offerings of our five reportable business segments. See Note 13, Segment Information, for revenue reported by segment. All revenue transactions between reporting segments are eliminated in consolidation.

Intermodal (JBI) - JBI segment includes freight that is transported by rail over at least some portion of the movement and also includes certain repositioning truck freight moved by JBI equipment or third-party carriers, when such highway movement is intended to direct JBI equipment back toward intermodal operations. JBI performs these services primarily through contractual rate quotes with customers that are held static for a period of time, usually one year.

Dedicated Contract Services® (DCS®) - DCS segment business includes company-owned and customer-owned, DCS-operated revenue equipment and employee drivers assigned to a specific customer, traffic lane, or service. DCS operations usually include formal, written longer-term agreements or contracts that govern services performed and applicable rates.

Integrated Capacity Solutions (ICS) - ICS provides non-asset and asset-light transportation solutions to customers through relationships with third-party carriers and integration with company-owned equipment. ICS services include flatbed, refrigerated, and expedited, as well as a variety of dry-van and intermodal solutions. ICS performs these services through customer contractual rate quotes as well as spot quotes that are one-time rate quotes issued for a single transaction or group of transactions. ICS further offers these services through an online multimodal marketplace via J.B. Hunt 360°® that matches the right load with the right carrier and the best mode.

Final Mile Services® (FMS) - FMS provides last-mile delivery services to customers through a nationwide network of cross-dock and other delivery system network locations. FMS provides both asset and non-asset big and bulky delivery and installation services, as well as fulfillment, retail-pooling distributions, and less-than-truckload (LTL) services. FMS operations usually include formal, written long-term agreements or contracts that govern services performed and applicable rates.

Truckload (JBT) - JBT business includes full-load, dry-van freight that is typically transported utilizing company-owned or company-controlled revenue equipment as well as services through our J.B. Hunt 360box® program which utilizes our J.B. Hunt 360 platform to access capacity and offer efficient drop trailer solutions to our customers. This freight is typically transported over roads and highways and does not move by rail. JBT utilizes both contractual rate quotes and spot rate quotes with customers.

We recognize revenue from customer contracts based on relative transit time in each reporting period and as other performance obligations are provided, with related expenses recognized as incurred. Accordingly, a portion of the total revenue that will be billed to the customer is recognized in each reporting period based on the percentage of the freight pickup and delivery performance obligation that has been completed at the end of the reporting period.

Derivative Instruments
We periodically utilize derivative instruments to manage exposure to changes in interest rates. At inception of a derivative contract, we document relationships between derivative instruments and hedged items, as well as our risk-management objective and strategy for undertaking various derivative transactions, and assess hedge effectiveness. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we discontinue hedge accounting prospectively. At December 31, 2024 and 2023, we had no derivative instruments.

Income Taxes
Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We record valuation allowances for deferred tax assets to the extent we believe these assets are not more likely than not to be realized through the reversal of existing taxable temporary differences, projected future taxable income, or tax-planning strategies. We record a liability for unrecognized tax benefits when the benefits of tax positions taken on a tax return are not more likely than not to be sustained upon audit. Interest and penalties related to uncertain tax positions are classified as interest expense in the Consolidated Statements of Earnings.

Earnings Per Share
We compute basic earnings per share by dividing net earnings available to common shareholders by the actual weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflect the potential dilution that could occur if holders of unvested restricted and performance share units converted their holdings into common stock. Outstanding unvested restricted share units represent the dilutive effects on weighted average shares. A reconciliation of the number of shares used in computing basic and diluted earnings per share is shown below (in thousands):

	Years ended December 31,		
	2024	2023	2022
Weighted average shares outstanding – basic	101,947	103,440	104,141
Effect of common stock equivalents	807	1,011	1,135
Weighted average shares outstanding – diluted	102,754	104,451	105,276

Concentrations of Credit Risk
Financial instruments, which potentially subject us to concentrations of credit risk, include trade receivables. For each of the years ended December 31, 2024, 2023, and 2022, our top 10 customers, based on revenue, accounted for approximately 35%, 36%, and 38% of our total revenue. Our top 10 customers, based on revenue, accounted for approximately 29% and 34% of our total trade accounts receivable at December 31, 2024 and 2023, respectively. One customer accounted for approximately 11%, 13%, and 14% of our total revenue for the years ended December 31, 2024, 2023, and 2022, respectively. Each of our five business segments conduct business with this customer.

Share-based Compensation
We have a share-based compensation plan covering certain employees, including officers and directors. We account for share-based compensation utilizing the fair value recognition provisions of current accounting standards for share-based payments. We currently utilize restricted share units and performance share units. Issuances of our stock upon restricted share unit and performance share unit vesting are made from treasury stock. Our restricted share unit and performance share unit awards may include both graded-vesting and cliff-vesting awards and therefore vest in increments during the requisite service period or at the end of the requisite service period, as

appropriate for each type of vesting. We recognize compensation expense on a straight-line basis over the requisite service periods within each award. The benefit for the forfeiture of an award is recorded in the period in which it occurs.

Claims Accruals

We purchase insurance coverage for a portion of expenses related to employee injuries, vehicular collisions, accidents, and cargo damage. We are substantially self-insured for loss of and damage to our owned and leased revenue equipment. Certain insurance arrangements include a level of self-insurance (deductible) coverage applicable to each claim. We have umbrella policies to limit our exposure to catastrophic claim costs which may include certain coverage-layer-specific, aggregated reimbursement limits of covered excess claims.

The amounts of self-insurance change from time to time based on measurement dates, policy expiration dates, and claim type. For 2022 through 2024, we were self-insured for $500,000 per occurrence as well as subject to coverage-layer-specific, aggregated reimbursement limits of covered excess claims for personal injury and property damage. We were fully insured for workers' compensation claims for nearly all states. We have policies in place for 2025 with substantially the same terms as our 2024 policies for personal injury, property damage, workers' compensation, and cargo loss or damage.

Our claims accrual policy for all self-insured claims is to recognize a liability at the time of the incident based on our analysis of the nature and severity of the claims and analyses provided by third-party claims administrators, as well as legal, economic, and regulatory factors. Our safety and claims personnel work directly with representatives from the insurance companies to continually update the estimated cost of each claim. The ultimate cost of a claim develops over time as additional information regarding the nature, timing, and extent of damages claimed becomes available. Accordingly, we use an actuarial method to develop current claim information to derive an estimate of our ultimate personal injury and property damage claim liability. This process involves the use of expected loss rates, loss-development factors based on our historical claims experience, claim frequencies and severity, and contractual premium adjustment factors, if applicable. In doing so, the recorded liability considers future claims growth and provides a reserve for incurred-but-not-reported claims. We do not discount our estimated losses. At December 31, 2024 and 2023, we had current accruals of approximately $232 million and $196 million, respectively, and long-term accruals of approximately $369 million and $327 million, respectively, for estimated claims, which are recorded in claims accruals and long-term claims accruals in our Consolidated Balance Sheets. A significant increase in the volume of claims or amount of settlements exceeding our coverage-layer specific, aggregated reimbursement limits could result in significant increase in our estimated liability for claims in future periods. In addition, we record receivables for amounts expected to be reimbursed for payments made in excess of self-insurance levels on covered claims. At December 31, 2024 and 2023, we have recorded $429 million and $493 million, respectively, of expected reimbursement for covered excess claims, other insurance deposits, and prepaid insurance premiums. Of these total asset balances, $116 million and $102 million have been included in other receivables, $121 million and $217 million in prepaid expenses and other current assets, and $192 million and $174 million in other assets in our Consolidated Balance Sheets at December 31, 2024 and 2023, respectively.

Business Combinations

The purchase price of our acquisitions is the aggregate of the consideration transferred, including liabilities incurred, measured at the acquisition date. We allocate the purchase price of acquisitions to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. This assignment of fair values to the assets acquired and liabilities assumed requires the use of estimates, judgments, inputs, and assumptions. The excess of the purchase price over those estimated fair values is recorded as goodwill. Changes to the acquisition date provisional fair values prior to the end of the measurement period are recorded as adjustments to the associated goodwill. Acquisition-related expenses and restructuring costs, if any, are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired in a business combination. Goodwill and intangible assets with indefinite lives are not amortized. Goodwill is reviewed, using a weighted market and income based approach, for potential impairment as of October 1st on an annual basis or, more frequently, if circumstances indicate a potential impairment is present. Intangible assets with finite lives are amortized on the straight-line method over the estimated useful lives of 2 to 15 years.

Accounting Pronouncements Adopted in 2024

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures, which requires disclosure of significant segment expense categories and amounts for each of our reportable segments. The new standard was effective retrospectively for us on January 1, 2024, for annual periods, and January 1, 2025, for interim periods, with early adoption permitted. We adopted ASU 2023-07 retrospectively in the fourth quarter 2024. See Note 13, Segment Information in our Consolidated Financial Statements.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which enhances income tax disclosures to provide more transparency about income tax information, primarily related to the rate reconciliation and income taxes paid by jurisdiction information. These disclosures will include consistent categories and greater disaggregation of information in the rate reconciliation and require income taxes paid to be disaggregated by jurisdiction as well as additional amendments to improve the effectiveness of income tax disclosures. The new standard is effective prospectively for us on January 1, 2025, with retrospective adoption permitted. We are currently evaluating the impact of the adoption of this accounting pronouncement on our Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items in the notes to the financial statements. The new standard is effective prospectively for us on January 1, 2027, for annual periods, and January 1, 2028, for interim periods, with retrospective adoption permitted. We are currently evaluating the impact of the adoption of this accounting pronouncement on our Consolidated Financial Statements.

3. Financing Arrangements

Outstanding borrowings, net of unamortized discount and unamortized debt issuance cost under our current financing arrangements consist of the following (in millions):

	December 31,	
	2024	**2023**
Senior credit facility	$778.7	$627.9
Senior notes	699.0	948.2
Less current portion of long-term debt	(500.0)	(250.0)
Total long-term debt	**$977.7**	**$1,326.1**

Aggregate maturities of long-term debt subsequent to December 31, 2024, are as follows: $500.0 million in 2025, $699.0 million in 2026, and $278.7 million in 2027.

Senior Credit Facility

At December 31, 2024, we were authorized to borrow up to $1.5 billion through a revolving line of credit and committed term loans, which is supported by a credit agreement with a group of banks. The revolving line of credit authorizes us to borrow up to $1.0 billion under a five-year term expiring September 2027, and allows us to request an increase in the revolving line of credit total commitment by up to $300 million and to request two one-year extensions of the maturity date. The committed term loans authorized us to borrow up to an additional $500 million during the nine-month period beginning September 27, 2022, due September 2025, which we exercised in June 2023. The applicable interest rates under this agreement are based on either the Secured Overnight Financing Rate (SOFR), or a Base Rate, depending upon the specific type of borrowing, plus an applicable margin and other fees. At December 31, 2024, we had $280.0 million outstanding on the revolving line of credit and a $500.0 million outstanding balance of term loans, at an average interest rate of 5.48%, under this agreement.

Senior Notes

Our senior notes consist of $700 million of 3.875% senior notes due March 2026, issued in March 2019. Interest payments under these notes are due semiannually in March and September of each year, beginning September 2019. These senior notes were issued by J.B. Hunt Transport Services, Inc., a parent-level holding company with no significant assets or operations. The notes are guaranteed on a full and unconditional basis by a wholly-owned subsidiary. All other subsidiaries of the parent are minor. We registered these offerings and the sale of the notes under the Securities Act of 1933, pursuant to a shelf registration statement filed in January 2019. These notes are unsecured obligations and rank equally with our existing and future senior unsecured debt. We may redeem for cash some or all of the notes based on a redemption price set forth in the note indenture. Our $250 million of 3.85% senior notes matured in March 2024. The entire outstanding balance was paid in full at maturity.

Our financing arrangements require us to maintain certain financial covenants and ratios. We were in compliance with all financial covenants and ratios at December 31, 2024.

4. Capital Stock

We have one class of preferred stock and one class of common stock. We had no outstanding shares of preferred stock at December 31, 2024 or 2023. Holders of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors and are entitled to one vote per share on all matters submitted to a vote of the shareholders. On January 23, 2025, we announced an increase in our quarterly cash dividend from $0.43 to $0.44 per share, which was paid February 21, 2025, to shareholders of record on February 7, 2025. At December 31, 2024, we had 1.1 million shares of common stock to be issued upon the vesting of equity awards and 3.5 million shares reserved for future issuance pursuant to share-based payment plans. During calendar year 2024, we purchased approximately 3,040,000 shares, or $513.9 million, of our common stock in accordance with plans authorized by our Board. At December 31, 2024, we had $882.1 million available under an authorized plan to purchase our common stock.

5. Share-based Compensation

We maintain a Management Incentive Plan (the "Plan") that provides various share-based financial methods to compensate our key employees with shares of our common stock or common stock equivalents. Under the Plan, as amended, we have, from time to time, utilized restricted share units, performance share units, restricted shares, and non-statutory stock options to compensate our employees and directors. We currently are utilizing restricted and performance share units.

Our restricted share units have various vesting schedules generally ranging from 4 to 10 years when awarded. These restricted share units do not contain rights to vote or receive dividends until the vesting date. Unvested restricted share units are forfeited if the employee terminates for any reason other than death, disability, or special circumstances as determined by the Compensation Committee. Restricted share units are valued based on the fair value of the award on the grant date, adjusted for dividend estimates based on grant date dividend rates.

Our performance share units vest based on the passage of time (generally 3 to 10 years) and achievement of performance criteria. Performance share units do not contain rights to vote or receive dividends until the vesting date. Unvested performance share units are forfeited if the employee terminates for any reason other than death, disability, or special circumstances as determined by the Compensation Committee. Performance shares are valued based on the fair value of the award on the grant date, adjusted for dividend estimates based on grant date dividend rates.

An employee is allowed to surrender shares of common stock received upon vesting to satisfy tax withholding obligations incident to the vesting of restricted share units and performance share units.

We account for our restricted share units and performance share units in accordance with current accounting standards for share-based payments. These standards require that the cost of all share-based payments to employees be recognized in our Consolidated Financial Statements based on the grant date fair value of those awards. This cost is recognized over the period for which an employee is required to provide service in exchange for the award, subject to the attainment of performance metrics established for performance share units. The quantity of performance share units for which it is probable that the performance conditions will be achieved is estimated each reporting period, with any necessary adjustments recorded as a cumulative cost adjustment in the current period. Share-based compensation expense is recorded in salaries, wages, and employee benefits in our Consolidated Statements of Earnings, along with other compensation expenses to employees. The following table summarizes the components of our share-based compensation program expense (in thousands):

	Years ended December 31,		
	2024	**2023**	**2022**
Restricted share units			
Pretax compensation expense	$ 49,172	$ 56,837	$ 54,276
Tax benefit	12,214	12,561	13,216
Restricted share units, net of tax	$ 36,958	$ 44,276	$ 41,060
Performance share units			
Pretax compensation expense	$ 16,514	$ 22,352	$ 23,259
Tax benefit	4,102	4,940	5,664
Performance share awards, net of tax	$ 12,412	$ 17,412	$ 17,595

A summary of our restricted share units and performance share units is as follows:

Restricted Share Units	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	936,492	$ 147.02
Granted	269,322	192.98
Vested	(430,890)	146.06
Forfeited	(37,687)	171.81
Unvested at December 31, 2024	737,237	$ 163.83

Performance Share Units	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	386,723	$ 163.87
Granted	140,469	195.24
Vested	(138,115)	150.73
Forfeited	(36,786)	186.85
Unvested at December 31, 2024	352,291	$ 179.14

At December 31, 2024, we had $57.6 million and $27.6 million of total unrecognized compensation expense related to restricted share units and performance share units, respectively, that is expected to be recognized over the remaining weighted average vesting period of approximately 3.0 years for restricted share units and 2.1 years for performance share units.

The aggregate intrinsic value of restricted and performance share units vested during the years ended December 31, 2024, 2023, and 2022, was $105.4 million, $104.0 million, and $94.0 million, respectively. The aggregate intrinsic value of unvested restricted and performance share units was $185.9 million at December 31, 2024, with a remaining weighted average vesting period of approximately 2.9 years. The total fair value of shares vested for restricted share and performance share units during the years ended December 31, 2024, 2023, and 2022, was $83.8 million, $73.8 million, and $63.1 million, respectively.

6. Income Taxes

Income tax expense attributable to earnings before income taxes consists of (in thousands):

	Years ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 244,770	$ 106,004	$ 85,855
State and local	25,328	35,030	51,078
Foreign	8,380	-	-
	278,478	141,034	136,933
Deferred:			
Federal	(88,016)	66,000	172,334
State and local	(1,832)	(434)	2,755
	(89,848)	65,566	175,089
Total tax expense/(benefit)	$ 188,630	$ 206,600	$ 312,022

Income tax expense attributable to earnings before income taxes differed from the amounts computed using the statutory federal income tax rate of 21% as follows (in thousands):

	Years ended December 31,		
	2024	2023	2022
Income tax at federal statutory rate	$ 159,498	$ 196,326	$ 269,088
State tax, net of federal effect	21,051	28,997	41,624
Federal 1341 Claim	-	(14,616)	-
Other, net	8,081	(4,107)	1,310
Total tax expense	$ 188,630	$ 206,600	$ 312,022

Income taxes receivable was $116.7 million and $90.5 million at December 31, 2024 and 2023, respectively. These amounts have been included in other receivables in our Consolidated Balance Sheets. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2024 and 2023, are presented below (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Insurance accruals	$ 69,168	$ 58,614
Allowance for doubtful accounts	12,584	10,766
Compensation accrual	9,882	8,003
Deferred compensation accrual	26,805	36,309
Federal benefit of state uncertain tax positions	17,693	17,491
Lease liabilities	74,858	82,048
State NOL carry-forward	4,235	5,478
Other	3,815	3,890
Total gross deferred tax assets	219,040	222,599
Valuation allowance	(4,235)	(5,478)
Total deferred tax assets, net of valuation allowance	214,805	217,121
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	1,001,537	1,057,922
Prepaid permits and insurance, principally due to expensing for income tax purposes	35,592	63,880
Lease right-of-use assets	73,925	81,416
Total gross deferred tax liabilities	1,111,054	1,203,218
Net deferred tax liability	$ 896,249	$ 986,097

Guidance on accounting for uncertainty in income taxes prescribes recognition and measurement criteria and requires that we assess whether the benefits of our tax positions taken are more likely than not of being sustained under tax audits. We have made adjustments to the balance of unrecognized tax benefits, a component of other long-term liabilities on our Consolidated Balance Sheets, as follows (in millions):

	December 31,		
	2024	2023	2022
Beginning balance	$ 80.9	$ 89.1	$ 78.5
Additions based on tax positions related to the current year	13.3	16.2	25.8
Additions/(reductions) based on tax positions taken in prior years	(2.9)	0.5	2.8
Reductions due to settlements	(1.4)	(14.6)	(8.0)
Reductions due to lapse of applicable statute of limitations	(11.9)	(10.3)	(10.0)
Ending balance	$ 78.0	$ 80.9	$ 89.1

At December 31, 2024 and 2023, we had a total of $78.0 million and $80.9 million, respectively, in gross unrecognized tax benefits. Of these amounts, $63.4 million and $65.6 million represent the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate in 2024 and 2023, respectively. Interest and penalties related to income taxes are classified as interest expense in our Consolidated Statements of Earnings. The amount of accrued interest and penalties recognized during the years ended December 31, 2024, 2023, and 2022, was $7.8 million, $5.3 million, and $4.3 million, respectively. Future changes to unrecognized tax benefits will be recognized as income tax expense and interest expense, as appropriate. The total amount of accrued interest and penalties for such unrecognized tax benefits at December 31, 2024 and 2023, was $13.1 million and $9.0 million, respectively. No material change in unrecognized tax benefits is expected in the next 12 months.

Tax years 2017 and forward remain subject to examination by federal tax jurisdictions, while tax years 2014 and forward remain open for state jurisdictions.

7. Employee Benefit Plans

We maintain a defined contribution employee retirement plan, which includes a 401(k) option, under which all employees are eligible to participate. We match a specified percentage of employee contributions, subject to certain limitations. For the years ended December 31, 2024, 2023, and 2022, our matching contributions to the plan were $35.2 million, $34.3 million, and $32.5 million, respectively.

We have a nonqualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. The compensation deferred under this plan is credited with earnings or losses on investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings; however, these amounts are subject to general creditor claims until actually distributed to the employee. A participant may elect to receive deferred amounts in one payment or in quarterly installments payable over a period of 2 to 25 years upon reaching age 55, having 15 years of service, or becoming disabled. Our total liability under this plan was $33.9 million as of December 31, 2024, and $31.6 million as of December 31, 2023. These amounts are included in other long-term liabilities in our Consolidated Balance Sheets. Participant withholdings are held by a trustee and invested in equity securities as directed by participants. These investments are classified as trading securities and recorded at fair value. Realized and unrealized gains and losses are recognized currently in earnings. The investments are included in other assets in our Consolidated Balance Sheets and totaled $33.9 million as of December 31, 2024, and $31.6 million as of December 31, 2023.

8. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis
Our assets and liabilities measured at fair value are based on valuation techniques which consider prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. These valuation methods are based on either quoted market prices (Level 1) or inputs, other than quoted prices in active markets, that are observable either directly or indirectly (Level 2). The following are assets and liabilities measured at fair value on a recurring basis (in millions):

	Asset/(Liability) Balance		
	December 31,		
	2024	**2023**	**Input Level**
Trading investments	$ 33.9	$ 31.6	1

The fair value of trading investments has been measured using the market approach (Level 1) and reflect quoted market prices. Trading investments are classified in other assets in our Consolidated Balance Sheets.

Financial Instruments
The carrying amount of our senior credit facility and senior notes not measured at fair value on a recurring basis was $1.48 billion and $1.58 billion at December 31, 2024 and 2023, respectively. The estimated fair value of these liabilities using the income approach (Level 2), based on their net present value, discounted at our current borrowing rate, was $1.48 billion and $1.57 billion at December 31, 2024 and 2023, respectively.

The carrying amounts of all other instruments at December 31, 2024 and 2023, approximate their fair value due to the short maturity of these instruments.

9. Commitments and Contingencies
At December 31, 2024, we had outstanding commitments of approximately $677 million, net of proceeds from sales or trade-ins, during the years 2025 and 2026, as well as an additional $89 million thereafter, which is primarily related to the acquisition of tractors, containers, chassis, and other trailing equipment.

During 2024, we issued financial standby letters of credit as a guaranty of our performance under certain operating agreements and self-insurance arrangements. If we default on our commitments under the agreements or other arrangements, we are required to perform under these guaranties. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately $5.9 million as of December 31, 2024.

As the result of state use tax audits, we have been assessed amounts owed from which we are vigorously appealing. We have recorded a liability for the estimated probable exposure under these audits and await resolution of the matter.

We purchase insurance coverage for a portion of expenses related to vehicular collisions and accidents. These policies include a level of self-insurance (deductible) coverage applicable to each claim as well as certain coverage-layer-specific, aggregated reimbursement limits of covered excess claims. Our claims from time to time exceed some of these existing coverage layer aggregate reimbursement limits. We have recorded liabilities to reflect our estimate of exposure for excess claims which have developed in maturity and severity, which are included in our total claims accrual, discussed further in Note 2, Summary of Significant Accounting Policies.

We are involved in certain other claims and pending litigation arising from the normal conduct of business. Based on present knowledge of the facts and, in certain cases, opinions of outside counsel, we believe the resolution of these claims and pending litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

10. Leases
As of December 31, 2024, we had various obligations remaining under operating lease arrangements related primarily to the rental of maintenance and support facilities, cross-dock and delivery system facilities, office space, parking yards and equipment. Many of these leases include one or more options, at our discretion, to renew and extend the agreement beyond the current lease expiration date or to terminate the agreement prior to the lease expiration date. These options are included in the calculation of our operating lease right-of-use asset and liability when it becomes reasonably certain the option will be exercised. Our lease obligations typically do not include options to purchase the leased property, nor do they contain residual value guarantees or material restrictive covenants. Operating leases with an initial term of more than 12 months are included in our Consolidated Balance Sheets as discounted liabilities and corresponding right-of-use assets consisting of the following (in millions):

	Asset/(Liability) Balance	
	December 31,	
	2024	**2023**
Right-of-use assets	$308.2	$350.2
Lease liabilities, current	(98.1)	(99.9)
Lease liabilities, long-term	(214.0)	(252.9)

Right-of-use assets are classified in other assets in our Consolidated Balance Sheets. Operating lease liability, current is classified in other accrued expenses, while operating lease liability, long-term is classified in other long-term liabilities in our Consolidated Balance Sheets.

As of December 31, 2024 and 2023, the weighted-average remaining lease term for our outstanding operating lease obligations was 4.9 years and 5.0 years, respectively. As of December 31, 2024 and 2023, the weighted-average discount rate was 4.22% and 3.73%, respectively. Future minimum lease payments under these operating leases as of December 31, 2024, are as follows (in millions):

2025	$	101.6
2026		78.0
2027		56.6
2028		36.8
2029		22.6
Thereafter		50.4
Total lease payments		346.0
Less interest		(33.9)
Present value of lease liabilities	$	312.1

During the years ended December 31, 2024, 2023, and 2022, cash paid for amounts included in the measurement of operating lease liabilities was $109.9 million, $106.2 million, and $87.6 million, while $110.8 million, $106.8 million, and $87.7 million of operating lease expense was recognized on a straight-line basis, respectively. Operating lease expense is recorded in general and administrative expenses, net of asset dispositions in our Consolidated Statements of Earnings. During the years ended December 31, 2024, 2023, and 2022, a total of $78.9 million, $159.7 million, and $213.9 million of right-of-use assets were obtained in exchange for new operating lease liabilities, of which, $9.1 million was obtained through business combinations in 2023.

11. Acquisitions

On September 14, 2023, we entered into an asset purchase agreement to acquire substantially all of the brokerage assets and assume certain specified liabilities of BNSF Logistics, LLC (BNSFL), an affiliate of Burlington Northern Santa Fe, LLC, subject to customary closing conditions. The closing of the transaction was effective on September 30, 2023, with a purchase price of $85.0 million. Total consideration paid in cash under the BNSFL agreement was $81.2 million and consisted of the agreed upon purchase price paid in 2023, reduced for estimated working capital adjustments received in 2024. Transaction costs incurred were not material. The BNSFL acquisition was accounted for as a business combination and operates within our ICS business segment. Assets acquired and liabilities assumed were recorded in our Consolidated Balance Sheet at their estimated fair values, as of the closing date, using cost, market data and valuation techniques that reflect management's judgment and estimates. As a result of the acquisition, we recorded approximately $38.5 million of definite-lived intangible assets and approximately $13.6 million of goodwill. Goodwill consists of acquiring and retaining the BNSFL existing brokerage network and expected synergies from the combination of operations.

On September 14, 2022, we entered into purchase agreements to acquire substantially all of the assets and assume certain specified liabilities of Alterri Distribution Center, LLC and to acquire all the real property and other assets of related entities (Alterri), subject to customary closing conditions. The closing of the transaction was effective on September 14, 2022, with a purchase price and total consideration paid in cash of $31.0 million. Total consideration paid in cash under the Alterri agreement was $31.1 million and consisted of the agreed upon purchase price adjusted for estimated working capital adjustments. Transaction costs incurred were not material. The Alterri acquisition was accounted for as a business combination and will operate within our JBI business segment. Assets acquired and liabilities assumed were recorded in our Consolidated Balance Sheet at their estimated fair values, as of the closing date, using cost, market data and valuation techniques that reflect management's judgment and estimates. As a result of the acquisition, we recorded approximately $0.9 million of definite-lived intangible assets and approximately $8.8 million of goodwill in 2022. Goodwill consists of acquiring and retaining Alterri's existing operating model and strategic geographic location as well as expected synergies from the combination of operations.

On January 31, 2022, we entered into an asset purchase agreement to acquire substantially all of the assets and assume certain specified liabilities of Zenith Freight Lines, LLC (Zenith), a wholly-owned subsidiary of Bassett Furniture Industries, Inc., subject to customary closing conditions. The closing of the transaction was effective on February 28, 2022, with a purchase price of $86.9 million. Total consideration paid in cash under the Zenith agreement was $87.1 million and consisted of the agreed upon purchase price adjusted for estimated working capital adjustments. Transaction costs incurred were not material. The Zenith acquisition was accounted for as a business combination and will operate within our FMS business segment. Assets acquired and liabilities assumed were recorded in our Consolidated Balance Sheet at their estimated fair values, as of the closing date, using cost, market data and valuation techniques that reflect management's judgment and estimates. As a result of the acquisition, we recorded approximately $42.7 million of definite-lived intangible assets and approximately $11.1 million of goodwill. Goodwill consists of acquiring and retaining the Zenith existing network and expected synergies from the combination of operations.

12. Goodwill and Other Intangible Assets

Total goodwill was $134.0 million and $134.0 million at December 31, 2024 and 2023, respectively. At December 31, 2024, $111.6 million, $13.6 million and $8.8 million of our goodwill was assigned to our FMS, ICS, and JBI business segments, respectively. No impairment losses have been recorded for goodwill as of December 31, 2024. Our intangible assets consisted of those arising from previous business acquisitions within our FMS, ICS, and JBI segments. Identifiable intangible assets consist of the following (in millions):

		December 31,			Weighted Average Amortization Period
		2024		2023	
Finite-lived intangibles:					
Customer relationships	$	189.8	$	206.3	10.7
Non-competition agreements		10.6		10.8	6.0
Trade names		-		6.5	
Total finite-lived intangibles		200.4		223.6	
Less accumulated amortization		(103.4)		(89.7)	
Total identifiable intangible assets, net	$	97.0	$	133.9	

Our finite-lived intangible assets have no assigned residual values.

During the years ending December 31, 2024, 2023, and 2022, intangible asset amortization expense was $37.0 million, $20.5 million and $18.2 million, respectively. During the year ending December 31, 2024, we recorded expense of $14.4 million for the impairment of certain customer relationships intangible assets related to the BNSFL acquisition. Estimated amortization expense for our finite-lived intangible assets is expected to be approximately $20.6 million for 2025, $19.8 million for 2026, $15.5 million for 2027, $9.7 million for 2028, and $9.5 million for 2029. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment or accelerated amortization of intangible assets, and other events.

13. Segment Information

We have five reportable business segments which are based primarily on the services each segment provides. The JBI segment includes freight that is transported by rail over at least some portion of the movement and also includes certain repositioning truck freight moved by JBI equipment or third-party carriers, when such highway movement is intended to direct JBI equipment back toward intermodal operations. DCS segment business includes company-owned and customer-owned, DCS-operated revenue equipment and employee drivers assigned to a specific customer, traffic lane, or service. DCS operations usually include formal, written longer-term agreements or contracts that govern services performed and applicable rates. ICS provides non-asset and asset-light transportation solutions to customers through relationships with third-party carriers and integration with company-owned equipment. ICS services include flatbed, refrigerated, and expedited, as well as a variety of dry-van and intermodal solutions. ICS further offers these services through an online multimodal marketplace via J.B. Hunt 360 that matches the right load with the right carrier and the best mode. FMS provides last-mile delivery services to customers through a nationwide network of cross-dock and other delivery system network locations. FMS provides both asset and non-asset big and bulky delivery and installation services, as well as fulfillment, retail-pooling distributions, and LTL services. JBT business includes full-load, dry-van freight that is transported using independent contractors or third-party carriers utilizing company-owned trailing equipment as well as services through our J.B. Hunt 360box program which utilizes the J.B. Hunt 360 platform to access capacity and offer efficient drop trailer solutions to customers. This freight is typically transported over roads and highways and does not move by rail. All transactions between reporting segments are eliminated in consolidation.

Our President and Chief Executive Officer serves as our Chief Operating Decision Maker (CODM) and is responsible for reviewing segment performance and making decisions regarding capital and personnel allocations. Our measure of profit or loss for segment reporting purposes provided to the CODM is operating income. The CODM considers operating income budget-to-actual variances on a monthly basis to assess the performance for each of our segments. Effectively all corporate support expenses are allocated to our operating segments within various expense line items presented. Assets reported by our corporate support group are not allocated. Intersegment revenues and corresponding expenses included in our segment reporting are eliminated upon consolidation.

Our customers are geographically dispersed across the United States. A summary of certain segment information is presented below (in millions):

Assets
(Excludes intercompany accounts)

	December 31,		
	2024	**2023**	**2022**
JBI	$ 3,507	$ 3,391	$ 3,270
DCS	2,195	2,355	1,989
ICS	288	350	311
FMS	544	634	620
JBT	389	419	437
Total segment assets	6,923	7,149	6,627
Other (includes corporate)	1,389	1,439	1,160
Total	$ 8,312	$ 8,588	$ 7,787

Net Capital Expenditures (1)

	Years ended December 31,		
	2024	**2023**	**2022**
JBI	$ 322	$ 536	$ 622
DCS	153	716	494
ICS	20	2	14
FMS	15	36	46
JBT	14	30	167
Total segment net capital expenditures	524	1,320	1,343
Other (includes corporate)	150	280	89
Total	$ 674	$ 1,600	$ 1,432

Revenues and Operating Income/(Loss)

Years ended December 31, 2024

	JBI	DCS	ICS	FMS	JBT	Intersegment Eliminations	Consolidated
Total operating revenues	$ 5,956	$ 3,396	$ 1,141	$ 910	$ 702	$ (18)	$ 12,087
Operating expenses:							
Rents, purchased transportation, and fuel	3,791	451	967	330	509		
Salaries, wages and employee benefits	844	1,528	79	310	43		
Depreciation and amortization	249	330	35	46	36		
Operating supplies and expenses	244	276	8	41	27		
Insurance and claims	106	173	21	14	20		
General and administrative expenses, net of asset dispositions	260	202	86	101	44		
Other segment items[2]	32	60	1	8	2		
Total operating expenses	5,526	3,020	1,197	850	681	(18)	11,256
Operating Income[3]	$ 430	$ 376	$ (56)	$ 60	$ 21	$ -	$ 831

Revenues and Operating Income/(Loss)

Years ended December 31, 2023

	JBI	DCS	ICS	FMS	JBT	Intersegment Eliminations	Consolidated
Total operating revenues	$ 6,208	$ 3,543	$ 1,390	$ 918	$ 789	$ (18)	$ 12,830
Operating expenses:							
Rents, purchased transportation, and fuel	3,986	538	1,225	319	574		
Salaries, wages and employee benefits	808	1,552	87	325	50		
Depreciation and amortization	256	327	6	48	44		
Operating supplies and expenses	228	285	8	45	31		
Insurance and claims	100	161	30	23	23		
General and administrative expenses, net of asset dispositions	230	214	77	101	48		
Other segment items[2]	31	61	1	10	3		
Total operating expenses	5,639	3,138	1,434	871	773	(18)	11,837
Operating Income[3]	$ 569	$ 405	$ (44)	$ 47	$ 16	$ -	$ 993

Revenues and Operating Income

Years ended December 31, 2022

	JBI	DCS	ICS	FMS	JBT	Intersegment Eliminations	Consolidated
Total operating revenues	$ 7,022	$ 3,524	$2,323	$1,042	$ 937	$ (34)	$ 14,814
Operating expenses:							
Rents, purchased transportation, and fuel	4,616	660	2,002	397	683		
Salaries, wages and employee benefits	827	1,527	109	372	61		
Depreciation and amortization	226	280	3	44	35		
Operating supplies and expenses	205	289	7	53	26		
Insurance and claims	101	149	42	26	19		
General and administrative expenses, net of asset dispositions	218	207	102	103	33		
Other segment items[2]	29	51	1	10	3		
Total operating expenses	6,222	3,163	2,266	1,005	860	(34)	13,482
Operating Income[3]	$ 800	$ 361	$ 57	$ 37	$ 77	$ -	$ 1,332

(1) Net capital expenditures report the additions to property and equipment, net of proceeds from the sale of property and equipment.

(2) Other segment items include communication, utilities, and operating taxes and licenses expense items.

(3) Refer to the Consolidated Statements of Earnings for the reconciliation of consolidated operating income to earnings before income taxes.

2024 Percent of Revenue by Industry


Retail
32%
Food and Kindred Products
15%
General Merchandise
14%
Manufacturing
10%
Wholesale Trade
9%
Electrical Equipment
4%
Paper and Allied Products
4%
Chemical and Allied Products
4%
Transportation
4%
Other
3%
Transportation Equipment
1%

SHAREHOLDER INFORMATION

Corporate Address

J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745
479-820-0000

Internet Address

jbhunt.com

Auditors

PricewaterhouseCoopers LLP
Springdale, Arkansas

Counsel

Mitchell, Williams, Selig, Gates & Woodyard PLLC
Little Rock, Arkansas

Annual Meeting

The Annual Meeting of Shareholders will be held
at 10:00 a.m. (CDT), on Thursday April 24, 2025, at
the corporate headquarters of J.B. Hunt Transport
Services, Inc., Lowell, Arkansas, located on Interstate
49 at Lowell Exit 78.

Stock Exchange Listing

J.B. Hunt Transport Services, Inc.
Class A Common Stock is listed on
NASDAQ National Market System

Stock Symbol

JBHT

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
150 Royall St., Suite 101
Canton, MA 02021
877-498-8861 for Shareholder Inquiries
computershare.com/investor



P.O. Box 130
Lowell, Arkansas 72745
jbhunt.com